As confidentially submitted to the Securities and Exchange Commission on December 10, 2024.
This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

______________________________

Pinnacle Food Group Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

______________________________

Cayman Islands	0762	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

600 837 West Hastings Street
Vancouver BC V6C 2X1 Canada
+1 604 727 7204
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________

copies to:

Pang Zhang-Whitaker, Esq. Steven Glusband, Esq. Guy Ben-Ami, Esq. Carter Ledyard & Milburn LLP 28 Liberty Street New York, NY 10006 +1 - 212 732 3200	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 Tel: +1 (703) 919-7285

______________________________

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy the securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED_______, 2024

Pinnacle Food Group Limited

[*] Class A Common Shares

This is the initial public offering of the Class A Common Shares of Pinnacle Food Group Limited. We are offering [*] Class A Common Shares, par value of US$0.00005 per share. Prior to this offering, there has been no public market for our Class A Common Shares. We anticipate the initial public offering price of our Class A Common Shares will be between US$[*] and US$[*]. We have applied to list our Class A Common Shares on the Nasdaq Capital Market under the symbol “[*]”. We are both an “emerging growth company” and a “foreign private issuer” as defined under the applicable U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Our issued and outstanding share capital consists of both Class A and Class B Common Shares. Prior to this offering, we had 2,205,000 issued and outstanding Class A Common Shares and 7,695,000 issued and outstanding Class B Common Shares. Holders of our Class A Common Shares and Class B Common Shares have the same rights except for voting and conversion rights. Each holder of our Class A Common Shares is entitled to one (1) vote per share. Each holder of our Class B Common Shares is entitled to five (5) votes per share. Our Class A Common Shares and Class B Common Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Common Shares are convertible at any time into Class A Common Shares on a one-for-one basis. Class A Common Shares are not convertible into Class B Common Shares under any circumstance.

Our Class B Common Shares constitute approximately [*]% of our total issued and outstanding share capital immediately before the completion of this offering and will have approximately [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional Class A Common Shares. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B Common Shares will have control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of our company or other shareholders. See “Risk Factors — Risks Related to Our Class A Common Shares and This Offering — Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial.”

Ms. Jin Yang Zhao, who is the daughter of Li Xia Du, our Chairman of the Board, beneficially owns 60.61% of our total issued and outstanding Class A and Class B Common Shares in the aggregate, representing 73.75% of total voting power before the offering. Upon completion of this offering, Ms. Zhao will beneficially own [*]% of our total issued and outstanding common shares, representing [*]% of our total voting power, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. As such, we will be a “controlled company” as defined under the Nasdaq rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See “Risk Factors — Risks Related to Our Class A Common Shares and This Offering — We qualify as a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Investing in our Class A Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are not licensed to conduct investment business in the Cayman Islands by the Cayman Islands Monetary Authority and this prospectus does not constitute an offer to members of the public of our Class A Common Shares, whether by way of sale or subscription, in the Cayman Islands. Our Class A Common Shares have not been offered or sold, will not be offered or sold and no invitation to subscribe for our Class A Common Shares will be made, directly or indirectly, to members of the public in the Cayman Islands.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before Expenses
Per Share	$	$	$
Total	$	$	$

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(1)      For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters an option, exercisable for 45 days from the closing date of this offering, to purchase from us up to an additional [*] Class A Common Shares less underwriting discounts and commissions, to cover over-allotments, if any.

We agreed to issue to the Representative and to register warrants to purchase up to [*] Class A Common Shares (equal to six percent (6%) of the Class A Common Shares sold in this offering, including any Class A Common Shares issued pursuant to the exercise of the over-allotment option) and to also register such underlying Class A Common Shares. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days after this offering and expiring 60 months from the commencement of this offering. See the “Underwriting” for more information.

The underwriters expect to deliver the Class A Common Shares against payment in U.S. dollars in New York, NY to purchasers on or about [*], 2024.

Craft Capital Management LLC

The date of this prospectus is [*], 2024

Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Common Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Common Shares and the distribution of the prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A Common Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Common Shares.

Neither we nor the underwriter have taken any action that would permit a public offering of the Class A Common Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A Common Shares and the distribution of the prospectus outside the United States.

FINANCIAL STATEMENTS AND MARKET AND INDUSTRY DATA
CURRENCY PRESENTATION

Unless otherwise indicated, all financial information contained in this prospectus is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”). Certain amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our reporting currency is the United States Dollar. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. References to “dollars,” “U.S. Dollars” or “$” are to United States Dollars and “CAD” are to the Canadian Dollar. Unless otherwise stated, the exchange rates in effect as of June 30, 2024 and December 31, 2023 were CAD$1.3687 to US$1.00 and CAD$1.3226 to US$1.00, respectively. The average exchange rates for the six months ended June 30, 2024 and 2023 were CAD$1.3586 to US$1.00 and CAD$1.3477 to US$1.00, respectively, as set forth on the website of Bank of Canada. We use period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. We make no representation that the CAD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Canadian Dollars, as the case may be, at any particular rate or at all. Certain market data and forecasts used throughout this prospectus were obtained from market research, reports of governmental and international agencies and industry publications, gathered by the company. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Until [*], 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

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Prospectus Summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Common Shares discussed under “Risk Factors,” before deciding whether to buy our Class A Common Shares.

Our Mission

We are committed to becoming a leader in the field of smart farming solution services, focusing on vertical and hydroponic farming. Our goal is to promote sustainable food security by developing and building customized smart farming systems based on the systematic integration of technology, hardware and software, coupled with a full range of integrated technical and supply services (Farming as a Service, or FaaS).

Our Business

We currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks and consumables such as seeds, grow sponges and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications that assist users to manage growing conditions, environmental design consulting, equipment installation, and agricultural technical support to the users of our equipment. We intend to provide such equipment and services to urban farms (such as organic vegetable farms) by the end of 2024 and to smart greenhouses and large-scale farming systems in 2025. Our core technology is based on real-time remote data monitoring, utilizing off-the-shelf sensors we have purchased from third parties. Based on the data received from the installed sensors and analyzed at a data center using big data structures and machine learning training models developed for us by third parties, we provide data intelligence to users of our hydroponic growing systems through our mobile application. The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of the vegetables. This data is transmitted to our data center, where it is processed using big data structures and machine learning models. While the data structures and machine learning models were initially developed by third parties, we continuously fine-tune them based on the environmental data obtained from our hydroponic growing systems. As the data grows over time, we periodically update and retrain the models to incorporate new patterns observed in the feedback loop. The recommendations we provide through our mobile application are both data-driven and highly customized to each user’s specific growing environment. Our customers can access real-time insights and personalized summary data through our mobile application, enabling them to make informed decisions and optimize their planting.

Prior to entering the smart farming solution business in 2023, we were engaged in the sale of ginseng and provided consulting services with respect to its cultivation. We ceased to sell ginseng and provide consulting service with respect to its cultivation in 2023 to concentrate on our smart farming solution business.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

We are a technology-driven smart farming solution and services provider.    As a technology-driven solution and services provider for the smart farming industry, we concentrate on the integration of hardware, software, and data technology. Our core competency is the management and analysis of agricultural big data. Relying on the big data infrastructure we constructed, the mobile application we developed, and the agricultural sensors we selected, we provide data intelligence to users of our hydroponic growing systems. The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of each vegetable, which allows us to use big data structures and machine training models to analyze the data and provide planting optimization suggestions in a timely manner. We do not focus on growing and selling vegetables but rather on providing equipment and services for growing vegetables.

Our multi-scaled products and services fulfill a wide range of scenarios and client requirements.    We offer a diversified portfolio of products designed or selected by us (but manufactured by third parties) and services that are designed to be used by a broad spectrum of customers, including household users, community groups and, in the future, industrial users.

Innovative technological and data centered solutions empowered by experienced data collaborators.    Our team includes a data expert who has many years of experience in the fields of data science and the telecommunications industry and possesses high level of expertise and knowledge in delivering cutting-edge solutions. Since agricultural experts are very specialized, we rely on the specific expertise of multiple third parties, instead of keeping in-house experts, to maximize access to different types of agricultural expertise while maintaining reasonable costs.

Our Products

Our main products and services include PFAI Model Series hydroponic growing systems and subscription packages for FaaS services. Some of our growing systems are equipped with off-the-shelf sensors that capture vegetable growth environment data. These sensors help us monitor the growth of vegetables and collect environmental-related data, such as light, temperature, electricity usage, nutrient solution concentration, carbon dioxide content, humidity, etc. We use big data structures and machine learning training models developed by third parties to help customers adjust light, temperature, humidity, carbon dioxide content and nutrient supply to ensure that vegetables receive optimal environmental conditions and nutrients at different growth stages. Our current services are limited to helping users see changes in data and receive prompts remotely. We intend to implement automated controls that can automatically deliver nutrients, start water circulation, or turn on a thermostat in future devices and provide necessary support services.

PFAI Model Series Hydroponic Growing Systems

PFAI Model S and PFAI Model M for Households

The PFAI Model S hydroponic growing systems and its operating parameters were designed by us and developed by a third party commissioned by us. We own the molds made by such third party and we have engaged an OEM manufacturer to produce the equipment using the molds. Home users who purchase our PFAI Model S can easily start soilless planting at home by simply following the simple instructions we provide. The user sets the agricultural product or flower planting mode on the equipment panel and the equipment will accordingly adjust the color and brightness of the LED light, as well as the lighting time. A circulating water pump will operate according to the set cycle to ensure that the concentration of the nutrient solution remains balanced. The PFAI Model S is a compact product featuring a single growing basket. We started to sell the PFAI Model S in late 2023 and it is currently being sold in Canada and New Zealand.

The PFAI Model M is an intelligent hydroponic growing system that automatically adjusts the planting environment required by plants, such as water, light, etc., to ensure their healthy growth. We have engaged two OEM manufacturers, Seonwo Technology (Hong Kong) Group Limited (“Seonwo”) and Shenzhen Banjia Technology Company (“Banjia”) to produce this growing system. The PFAI Model M has many planting shelves which when installed look like a three-dimensional garden. Customers can grow a variety of vegetables on different shelves. Customers can also divide the growth of vegetables into several stages and cultivate vegetables in different shelves in stages, which allows users to grow fresh vegetables all year round. In addition, we are currently offering FaaS Plus service packages for free to customers who purchase the Model M through our distributors. We deliver Model M systems and the materials required for the first six-month period of FaaS Plus service as a package to our distributors, who then provide FaaS Plus service to our end customers. Combined with our FaaS Plus service, customers can use our application on their mobile phones to view environmental data collected by sensors installed on the hydroponic growing systems, such as water temperature, pH value, nutrient solution concentration, etc., and can also view historical records and abnormal conditions. We started to sell the PFAI Model M in late 2023 and it is currently being sold in Canada and New Zealand.

PFAI Model A for Community Groups

The PFAI Model A is a modular, scalable hydroponic growing system specifically designed to meet the needs of community groups. Our community group customers generally prefer to grow a variety of vegetables on a small scale and strengthen social connections through planting. The PFAI Model A is simple, scalable and every module fits together like building blocks. Customers can add more modules as needed to expand the system. The modular and scalable design allows customer to configure the PFAI Model A based on the customer’s needs, space, power and water resources. Sensors monitor the growing environment at all times to ensure that vegetables grow under optimal conditions. We use big data structures and machine learning training models developed for us by third parties to provide customers with data models to help them better manage vegetable planting. Using the mobile app, users can monitor the conditions of the planting environment at any time and adjust the pH of nutrients and liquids based on the prompts provided by the data model. We started to sell the PFAI Model A in mid-2023 in Canada.

PFAI Model R for larger urban vegetable supply institutions

The PFAI Model R is currently in the development stage. We completed the installation of the first PFAI Model R in November 2024. The design concept of the PFAI Model R, which is subject to completion, is to incorporate artificial intelligence, machine learning and agricultural technology to place the vegetables being grown in a fully controlled growth environment, and automatically control lighting, water, humidity and nutrients through artificial intelligence, generating the best growing environment. Our target urban farm customers are those who focus on large-scale, commercially-oriented agricultural production, typically aiming for higher yields and sales objectives. We expect to begin providing some of these features incrementally by the end of 2025.

FaaS Service Subscription Packages

Our service subscription packages offer our customers both a range of comprehensive consumable supplies and the technical and consultation services needed by them to succeed in growing their crops. We are currently offering FaaS Plus subscription packages for free to customers who purchase the Model M in Canada and New Zealand. We plan to start selling FaaS Plus subscription packages in early 2025. We started selling the FaaS Pro and FaaS Enterprise subscription packages to Model A customers in Canada in mid-2023 and late-2024, respectively. We anticipate launching the Faas Lite subscription package in early 2025. Customers who do not purchase or who are not given our service subscription packages will not receive service support from us.

FaaS Lite and FaaS Plus Service Subscriptions

The FaaS Lite and FaaS Plus service subscription packages are suitable for users of our PFAI Model S and PFAI Model M systems, respectively. We are currently offering FaaS Plus subscription packages for free to customers who purchased the Model M, and we will start to sell FaaS Light and FaaS Plus subscription packages to customer through our distributors in 2025. The packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. We provide the consumables such as seeds, grow sponges and nutrient solutions to our distributors and offer professional training to the distributors’ service personnel, who provide the services to the end users. Customers who purchase our service subscription packages regularly receive seeds, grow sponges and nutrient solutions selected by us. In addition to providing these products to customers, distributors will also provide customers with on-site cleaning of plant roots and necessary disinfection. Currently, as part of the FaaS Lite and FaaS Plus service subscriptions, we collect environmental data for customers’ hydroponic growing systems through the sensors installed in our PFAI Model S and PFAI Model M systems and directly provide such environmental data through our online remote data monitoring system to the customers, which may prompt users to adjust the planting environment and conditions on their own in a timely manner. We then analyze such data and notify our distributors of the abnormal data so that the distributors may guide users to adjust the planting environment and conditions. The service subscription package for home hydroponic growing systems solves issues faced by users when they buy hydroponic growing systems online and try planting on their own. For example, home planting requires appropriate nutrient solutions to ensure that plants receive sufficient nutritional support for plant growth. Suitable plant seeds are needed; however, not all seeds are suitable for indoor planting. We help resolve these issues through our services under our subscription packages.

FaaS Pro and FaaS Enterprise Service Subscriptions

The FaaS Pro and FaaS Enterprise service subscription packages are suitable for community hydroponic growing systems and are designed for the PFAI Model A and PFAI Model R systems, respectively. We currently provide the FaaS Pro subscription packages directly to customers and provided the FaaS Enterprise subscription package directly to our first Model R customer in November 2024. The two packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. Unlike customers who use hydroponic growing systems at home, customers who use community hydroponic growing systems need to diversify the types of vegetables they grow and create an efficient agricultural system for continuous production of crops year-round. They also need to have control of environmental factors such as nutrient solutions during the growth of crops, effectively prevent the invasion of pests and pathogenic microorganisms and achieve pollution-free large-scale production without the use of pesticides, etc., all of which require on-site services from professionals. We intend to assign dedicated on-site service personnel to assist customers in creating planting plans and ensure that they successfully complete the planting process.

In order to provide customers with the ability to monitor agricultural production conditions at any time, we designed the PFAI SMART FARMING mobile application. Through this application, our customers are able to monitor the output of the sensors in real time and receive analyzed data and notices of abnormal conditions. Customers can check the status of the planting environment at any time through the application and adjust the environment in time to promote the healthy growth of crops. This application has been designed with privacy principles in mind. No customer identifiable information is collected by us in the operation of this mobile app.

Our Strategy

Our goal is to expand our business by enhancing our data technology and algorithms to increase efficiency and lower costs, while improving user experience. Our focus on service and user satisfaction underscores our commitment to becoming a leader in sustainable agriculture by meeting customer needs with innovative and efficient solutions.

We have positioned ourselves as a technology-driven smart farming solution services provider, which we believe distinguishes us from the majority of smart farming and vertical farming companies. The smart farming industry currently emphasizes the sale of end products, such as leafy greens and herbs, as the primary source of revenue. Many companies initially invest in large-scale vertical farms, employing extensive and costly equipment alongside ambitious automation efforts. This approach often leads to significant cash burn, compounded by the high costs associated with growing leafy greens — a result of technology that has yet to mature fully. In contrast, we direct our focus towards offering services to customers interested in venturing into smart farming, rather than engaging in actual farming ourselves. This strategic orientation allows us to operate as a significantly less asset-heavy entity. We believe that this has positioned us advantageously within the market and aligns with our overarching goal of sustainable profitability. We operate with light assets and low costs, which we believe can quickly generate profitability and effectively control risks. We believe that the large amount of data we collect will support our research and development and enable us to serve larger-scale plant factory projects in the future.

Strategic Initiation and Scalable Growth

We were established with the goal of serving primarily large-scale urban farms. Serving such customers, however, requires high investment costs and involves high operational risks. As such, we decided to stage our growth at a controllable and cost-efficient pace. We decided to initially target household users, then expand to community vegetable gardens before we serve large farm customers. Selling hydroponic growing systems and related services to household customers is relatively easy to execute with controllable costs. Household customers produce the broadest range of data because they grow a greater variety of vegetables, which was useful to start our primary data collection analysis. Household customers’ needs are also consistent and easy to serve. We use distributors to sell our products and services to household customers to minimize logistical costs. The second stage of our growth strategy was to expand to community gardens and scale up our offerings of equipment and services. Community garden consumers produce a large quantity of data which enables us to test the accuracy of data models we created based on data collected by us and helps us provide better and more precise recommendations to our customers. We believe that the data and experience accumulated from serving community garden consumers will also prepare us to better serve large farm customers in the future.

Geographic Expansion with a Phased Approach

We engaged a distributor in British Columbia in October 2023, a distributor in Saskatchewan in November 2023, and a distributor in New Zealand in November 2023. On November 21, 2023, we entered into an agreement with Billions Trading Company Limited (“Billions Trading”), our distributor in New Zealand, providing for an initial sale of 900 PFAI Model M systems and the materials required for FaaS Plus services packages for the 900 systems. Billions Trading agreed to act as our distributor and to sell PFAI Model M systems and provide FaaS Plus services to its customers for a two-year period. To augment our market presence and user base, we intend to forge collaborations with additional seasoned distributors. We plan to expand to Australia by engaging a local distributor in the Spring of 2025.

Risk Factors

Investing in our Class A Common Shares involves risks. The risks summarized below are qualified by reference to the section entitled “Risk Factors”, which you should carefully consider before deciding to purchase our Class A Common Shares. If any of these risks actually occurs, our business, financial condition, or results of operations would likely be materially and adversely affected. In such cases, the trading price of our Class A Common Shares would likely decline, and you may lose all or part of your investment.

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

Risks Related to Our Business and Industry

•        Technological failures, outsourcing, and rapid technical advancements pose risks to our company;

•        Increased competition could reduce our company’s profitability;

•        Market adoption challenges may slow the progress of innovative farming methods;

•        Failure to adequately manage our planned growth strategy may harm our business or increase our risk of failure;

•        Our future performance depends on retaining key management as well as skilled and qualified professional and support staff generally, and any failure to attract, motivate and retain such professionals and our support staff could hinder our ability to maintain and grow our business;

•        We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth;

•        Our planned expansion outside of Canada will subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition;

•        Increases in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services could harm our business;

•        Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition; and

•        Talent shortages may hinder our service delivery and growth.

Risks Related to Our Intellectual Property

•        We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position;

•        We may face risks in protecting our intellectual property due to our proxy arrangements; and

•        We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Related to Doing Business in Canada and Being Incorporated in the Cayman Islands.

•        It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands;

•        Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets;

•        Future changes to Canadian and other tax laws, including future regulations and other interpretive guidance of such tax laws, could materially and adversely affect our anticipated financial positions and results;

•        If Pinnacle Food Group Limited were subject to Canadian federal income taxation, Pinnacle Food Group Limited’s after-tax returns and the value of our Class A Common Shares could be materially reduced;

•        Economic substance legislation of the Cayman Islands may adversely impact us or our operations; and

•        You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Risks Related to Regulations and Litigation

•        As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not presently face or are more significant than in our domestic operations;

•        Regulatory uncertainties associated with smart farming and the smart farming products could pose compliance risks to our company;

•        Regulatory and compliance complexities demand constant vigilance and adaptation;

•        We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects;

•        Our operations are subject to substantial federal, provincial/territorial and municipal governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations;

•        Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, and its ability to operate as intended or at all, its results of operations, and financial condition; and

•        Any inability to obtain requisite approvals, licenses or permits applicable to our business, or to obtain necessary certifications, registrations or accreditations or to comply with regulations may have a material and adverse effect on our business, including the ability to operate our business, financial condition, results of operations and prospects.

Risks Related to Our Class A Common Shares and this Offering

•        There has been no public market for our Class A Common Shares prior to the completion of this offering, and you may not be able to resell our Class A Common Shares at or above the price you pay for them, or at all;

•        The initial public offering price for our Class A Common Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile;

•        You will experience immediate and substantial dilution in the net tangible book value of Class A Common Shares purchased;

•        We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected;

•        We are an “emerging growth company” within the meaning of the Securities Act, and may take advantage of certain reduced reporting requirements;

•        Substantial future sales of our Class A Common Shares or the anticipation of future sales of our Class A Common Shares in the public market could cause the price of our Class A Common Shares to decline;

•        We do not intend to pay dividends for the foreseeable future;

•        The trading price of our Class A Common Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors;

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial;

•        Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Common Shares;

•        As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer;

•        Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them;

•        If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Common Shares may have adverse U.S. federal income tax consequences; and

•        You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder to effect service of process or to enforce judgements obtained in the U.S. courts.

See “Risk Factors” and other information included in this prospectus for a detailed discussion of the above and other challenges and risks.

Corporate History and Structure

On November 3, 2015, our predecessor, Pinnacle Coffee Inc. was established in Vancouver, Canada. On March 15, 2016, Pinnacle Coffee Inc. changed its name to Pinnacle Food Inc. (“Pinnacle Canada”) to reflect a shift in focus towards the processing and export of Ginseng products to Asian countries. Starting in 2022, Pinnacle Canada began focusing on smart agricultural services. Starting in 2023, Pinnacle Canada began offering hydroponic growing systems with integrated advanced technologies and related technical and consultation support. Before the Reorganization described below, Ms. Li Xia Du (“Ms. Du”) was the sole shareholder of Pinnacle Canada, owning all of its issued and outstanding common shares.

On November 2023, Pinnacle Food Group Limited (“Pinnacle Cayman”) was incorporated in the Cayman Islands under the Companies Act as an exempted company with limited liability. Pinnacle Cayman’s equity capital was redesignated into two categories in February 2024 — Class A Common Shares and Class B Common Shares.

On February 2, 2024, PFAI Investment Limited (“PFAI”) was incorporated in the Province of British Columbia, Canada, with Pinnacle Cayman as its sole shareholder, owning 100 Class A Common Shares.

On February 20, 2024, as part of an initial corporate reorganization, Ms. Du transferred all the issued and outstanding common shares in Pinnacle Canada to PFAI. As consideration for that transfer, PFAI issued 2,999,000 Class B Preferred Shares in PFAI and a promissory note in the amount of $1,000 to Ms. Du. On July 29, 2024, pursuant to a further corporate reorganization, Ms. Du transferred all 2,999,000 issued and outstanding Class B Preferred Shares in PFAI to PFAI in exchange for 2,999,000 Class E Preferred Shares of PFAI. The Class E Preferred Shares of PFAI are non-voting and redeemable by PFAI. Holders of such Class E Preferred Shares do not have a right to dividends and on a liquidation, dissolution or winding up of PFAI have a priority entitlement to the redemption amount. Pursuant to its redemption right, PFAI may upon 21 days’ prior written notice redeem all of the Class E Preferred shares held by Ms. Du at the redemption price of CAD$2,999,000.

As a result of the foregoing reorganizations and transfers:

•        Pinnacle Cayman holds all of the Class A Common shares of PFAI, being all of the voting shares of PFAI;

•        Ms. Du holds 2,999,000 Class E Preferred shares of PFAI; and

•        Pinnacle Canada becomes a subsidiary of PFAI.

Based on the criteria outlined in the British Columbia Business Corporations Act (the “BCBCA”), PFAI is classified as a “subsidiary” of Pinnacle Cayman. According to section 2(2) of the BCBCA, a corporation is considered a subsidiary if it is controlled by another corporation. Section 2(3) specifies that control is established if the shares owned by the parent corporation carry enough votes to elect or appoint a majority of the subsidiary’s directors. PFAI is considered a subsidiary of Pinnacle Cayman as Pinnacle Cayman is the sole voting shareholder, effectively making it the majority shareholder of PFAI.

In March 2024, Pinnacle Cayman raised $1 million in a private placement of Class A Common Shares to seven non-U.S. investors.

In May 2024, we issued an aggregate of 400,000 Class A Common Shares to two non-U.S. investors for an aggregate consideration of $800,000.

Corporate Structure

Corporate Information

Our principal executive offices are located at 600 837 West Hastings Street, Vancouver BC V6C 2X1 Canada. Our telephone number at this address is +1 604 727 7204. Our registered office in the Cayman Islands is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, George Town, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website is https://www.pinnaclefoodinc.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge that such election is made pursuant to Section 107 of the JOB Act. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. See “Risk Factors — Risks Related to Our Common Shares and This Offering — We are an emerging growth company within the meaning of the Securities Act and have elected to take advantage of certain reduced reporting requirements.”

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance requirements of the Nasdaq Stock Market. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 series so long as the issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

As such, we have exercised the home country rule exemption and elected to be exempt from the Nasdaq Marketplace Rule 5635(d) and notified Nasdaq of our decision to exercise such exemption. Nasdaq Marketplace Rule 5635(d) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the Class A Common Shares for the five trading days immediately preceding the signing of the binding agreement.

Conventions Which Apply to This Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriter of its option to purchase up to [*] additional Class A Common Shares from us.

Except where the context otherwise requires:

•        “Board” means the board of directors of our company;

•        “CEO” means chief executive officer;

•        “COO” means chief operating officer;

•        “Class A Common Shares” refer to our Class A Common Shares in the capital of our company of a nominal or par value of US$0.00005 each designated as Class A Common Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

•        “Class B Common Shares” refer to our Class B Common Shares in the capital of our company of a nominal or par value of US$0.00005 each designated as Class B Common Shares, and having the rights provided for in our amended and restated memorandum and articles of association;

•        “Common Shares” refers to our Class A Common Shares and Class B Common Shares collectively;

•        “Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

•        “COVID-19” means Coronavirus disease 2019, a contagious respiratory disease caused by the virus SARS-CoV-2;

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended;

•        “Grow sponge” means ph balanced organic material containing micro-nutrients and active biologicals that have all the elements needed to promote healthy root growth;

•        “IT” means information technology;

•        “Pinnacle Food Group Limited”, “we”, “us”, “our company” and “our” refer to Pinnacle Food Group Limited, a Cayman Islands exempted company, its consolidated subsidiaries, and its consolidated affiliated entities; and

•        “SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

The Offering

The following assumes that the underwriter will not exercise its option to purchase additional Class A Common Shares in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$[*] and US$[*] per Class A Common Share.
Class A Common Shares Offered by Us	[*] Class A Common Shares.
Class A Common Shares Outstanding Immediately After This Offering	[*] Class A Common Shares.
Common Shares Outstanding Immediately After This Offering	[*] Class A Common Shares. No changes to Class B Common Shares.
Voting Rights

Each holder of Class A Common Shares is entitled to one vote per share. Each holder of Class B Common Shares is entitled to five (5) votes per share. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof. Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Listing

We intend to apply to have our Class A Common Shares listed on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Common Shares will be approved for listing on Nasdaq.

Proposed Nasdaq Capital Market symbol	[*]
Option to Purchase Additional Class A Common Shares	We have granted to the underwriter an option, exercisable within 45 days from the date of closing of this offering, to purchase up to [*] additional Class A Common Shares.
Representative’s Warrants

We agreed to issue to the Representative and to register warrants to purchase up to [*] Class A Common Shares (equal to six percent (6%) of the Class A Common Shares sold in this offering, including any Class A Common Shares issued pursuant to the exercise of the over-allotment option) and to also register such underlying Class A Common Shares. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days after this offering and expiring 60 months from the commencement of this offering. See the “Underwriting” section for more information.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[*] million (or US$[*] million if the underwriter exercises its option to purchase additional Class A Common Shares in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$[*] per Class A Common Share, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds of this offering as follows: (i) to expand the functionality and capabilities of our hydroponic growing systems; (ii) for development and expansion of our business; including international expansion; and (iii) for general corporate purposes, including working capital, operating expenses and capital expenditures.

Lock-up

We, each of our directors, executive officers, and 5% or more shareholders have agreed with the underwriter, subject to certain exceptions customary to an initial public offering in the United States, not to sell, transfer or otherwise dispose of any Class A Common Shares or similar securities or any securities convertible into or exchangeable or exercisable for our Class A Common Shares for a period of six (6) months from the date of this prospectus. See “Underwriting” for more information.

Risk Factors

Investing in the Class A Common Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the Class A Common Shares.

Transfer Agent	[*]
Payment and Settlement	The underwriter expects to deliver the Class A Common Shares against payment therefor on or about [*], 2024.

Risk Factors

Investing in our Class A Common Shares entails a significant level of risk. Before investing in the Class A Common Shares, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that could adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the Class A Common Shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business and Industry

We depend on a limited number of distributors for substantially all of our revenues.

For the year ended December 31, 2023, our three distributors accounted for 53%, 16% and 12% of our total revenue. We are dependent on distributors to sell our equipment and provide services to individual household users. If our distributors fail to successfully market and sell our equipment and services to household end users, or fail to obtain sufficient capital or effectively manage their business operations, it could adversely affect our business, financial condition, results of operations, and cash flows. The loss of, or a substantial decrease in the volume of, revenues by any of our distributors would have a material negative effect on our financial condition and results of operations. In addition, an adverse change in the terms of our dealings with, or in the financial wherewithal or viability of, one or more of our distributors could harm our business, financial condition and results of operations. We expect that a significant portion of our revenues will continue to be derived from a small number of distributors. Changes in the operations of our distributors or in their operating environments may reduce our revenues. The loss of such revenues could have an adverse effect on our business, financial condition and results of operations.

Supply chain disruptions could adversely impact our operations.

We rely on a limited number of third-party suppliers to manufacture the components of our growing systems and to supply the materials provided with our subscription packages. Actions taken by third-party suppliers in operating their business, as well as any disruptions to their business operations (or their supplier’s business operations), could disrupt our supply chain or operations and materially negatively impact our ability to supply customers, substantially decrease sales, lead to higher costs, and damage our reputation with our customers. Longer-term disruptions could potentially result in the permanent loss of our customers, which would reduce our recurring revenues and long-term profitability.

Our smart farming solution services depend on a complex global supply chain encompassing equipment manufacturing, raw material import/export, and solution implementation. Any disruption could lead to shortages, quality issues, or price fluctuations, adversely affecting service delivery and profitability. Prolonged disruptions could force our company to seek alternative suppliers or solutions, potentially at a higher cost or lower quality, which could negatively impact our competitive position and financial performance. Should key components become unavailable for extended periods, product delays or increased production costs could result, hampering our ability to meet customer demands and achieve revenue targets.

Some of our hydroponic growing systems and planting consumables (such as grow sponges, plastic planting baskets), are currently manufactured by OEM manufacturers in China. If the international transportation of these materials is affected by natural disasters, port strikes and other factors, it may lead to shortages of some equipment, parts and planting consumables. Trade restrictions, tariff increases or direct trade interruptions that may be triggered by changes in China-Canada relations or the international political situation may also affect our import costs, such as the imposition of additional tariffs that may lead to increased costs. In addition, the production capacity of Chinese OEM suppliers may also be affected by labor shortages or raw material price fluctuations, thereby affecting the timeliness and cost of material supply to us.

Our international supply chain may also present risks due to different national quality standards and regulations. If Chinese OEM manufacturers fail to strictly comply with Canadian or international standards, it might result in product quality issues. In addition, geographical distance and language and cultural differences may also lead to poor communication between our employees and Chinese OEM manufacturer employees, thereby affecting the quality supervision of equipment.

Changes in the Canadian dollar and RMB exchange rates will also directly affect our procurement costs. For example, if the Canadian dollar weakens, OEM manufacturers’ material costs will rise, cutting into profit margins.

Technological failures, outsourcing, and rapid technical advancements pose risks to our company.

Our smart farming solution services rely on an advanced technological infrastructure, including using big data structures and machine learning training models developed for us by third parties. Outsourcing the development of these critical components introduces several risks to our business and, consequently, to investors, and system failures could disrupt farming activities. Working with third-party teams poses the risk of communication issues. As these external teams are not embedded within our company, there may be misunderstandings or insufficient clarity regarding the specific development goals and agricultural data requirements. This can lead to delays, suboptimal product development, or final systems that do not meet our expectations or those of our customers. Outsourcing the development of our big data structures and machine learning training models may also create dependency risks. If our external partners encounter issues — such as technical problems, financial instability, or operational failures — we may be unable to quickly address these disruptions. Our ability to respond effectively to system failures or make necessary adjustments could be compromised, leading to operational downtime and reduced service quality.

Additionally, any failure of these systems may slow down our research and development and service efficiency. If the data collection and processing system fails and the key crop growth data in the experiment is lost or recorded incorrectly, it will directly lead to the failure of the experiment, resulting in loss of research and development time and funds. The fast pace of technological innovation requires continuous investment to maintain competitiveness. Failure to keep up with technological advancements could result in a decline in service quality and market position for our company. The continuous improvement of our FaaS series service efficiency relies on the improvement of the accuracy of smart agricultural big data analysis. If data analysis tools and algorithms cannot continue to advance, outdated technologies will lead to slow data processing speeds, extended data analysis and response times, all of which may lead to various agricultural decision-making errors and miss key operational opportunities. For example, inaccurate forecast data on crop yield, optimal nutrient solution replenishment time, optimal temperature control, etc. will affect the service quality of the smart farming FaaS solution provided by us to our customers, thus affecting the yield and quality of the final crops. Additionally, ongoing investment in technology can strain financial resources, and missteps in technology adoption could lead to operational inefficiencies or loss of market share. As technology evolves, we also face the risk of obsolescence, which could render our services outdated if not continuously upgraded or replaced. New technologies and new equipment are not a one-time investment and require continuous operation and maintenance, such as software upgrades, hardware maintenance, etc. These expenses will also account for a certain proportion of the company’s operating costs. The introduction of new technology also requires additional training for employees to ensure they are proficient in operating and maintaining the new system. These training costs and technical support fees are also a considerable expense. Our investment in technology research and development and technology upgrades may take a long time to see results. The company will not see obvious economic returns in this regard in the short term, but the costs of R&D and technology upgrades will be immediate. Even if a new technology is successfully developed and put into the market, there is a risk that customer acceptance and market demand are uncertain. If the market responds poorly, it may be difficult to recover the invested capital.

Increased competition could reduce our company’s profitability.

The entry of more companies into the smart farming solution market could intensify competition, potentially leading to price wars and a decline in service quality, thereby impacting our company’s profitability and market share. This increased competition might require our company to engage in more aggressive marketing and sales initiatives, which could further strain our resources and reduce our profit margins. To remain competitive, we may need to lower prices or increase customer incentives, which can adversely affect our profit margins and overall financial health. Faced with increased competition, we may be forced to respond to competitive price pressures, which could harm the business’s reputation and long-term profitability. In the case where we have not achieved a clear market advantage, intensified competition may cause the company’s market share to be taken away, leading to the loss of customers. We may have difficulty maintaining our advantages in price, quality and service, resulting in a decrease in the competitiveness of services. In addition, we may need to increase investment in marketing, research and development, after-sales services, etc., which will increase the cost. However, in the face of fierce price competition, it will be difficult to make up for the increase in costs by raising prices, putting double pressure on our operation. Intensified competition may also lead to confusion in our market positioning, making it difficult for us to clearly position our target markets and target customer groups, resulting in unclear marketing strategies, affecting market expansion effects, and marketing activities may not accurately reach target customer groups, reducing the marketing efficiency.

Market adoption challenges may slow the progress of innovative farming methods.

Innovative farming methods may encounter skepticism from traditional farmers and consumers, potentially slowing market adoption. The perceived risks and unfamiliarity with new technologies, along with a reluctance to change established farming practices, can significantly hinder acceptance. Traditional farmers may be skeptical of new technologies and innovative farming methods, and they often prefer to use methods they are familiar with and traditional. This skepticism may come from uncertainty about the effectiveness of the new technology or fear that the new technology will replace one’s job. Skepticism may lead to reluctance among traditional farmers to try new agricultural production methods or even strong resistance, resulting in public pressure on smart agricultural enterprises and slowing down the market’s acceptance of smart agricultural technologies. Additionally, consumer acceptance may be influenced by concerns regarding the quality, taste, and appearance of products grown with these methods, which could delay widespread adoption. Some consumers may believe that smart farming solution products are not as nutritious as those from traditional farming and believe that modern technology may weaken the natural nutritional value of food. Smart farming may rely more on technology to control the growing environment, and some consumers will worry that these products will lose the flavor of natural growth. Efforts to educate the market and demonstrate the benefits and safety of new methods may require significant time and resources. If market acceptance is slower than anticipated, it could negatively impact the financial performance and long-term viability of these initiatives.

Scalability and economic viability are critical for the success of innovative agricultural solutions.

Scaling innovative agricultural solutions is fraught with challenges, particularly in maintaining efficiency and effectiveness as operations grow. Companies must develop strategies to scale their operations without compromising quality or incurring prohibitive costs. The economic viability of these ventures remains uncertain, as balancing the high costs of advanced technology and operations against competitive pricing and market demand is crucial for sustainability. Overcoming these challenges often requires iterative testing and development, which can be costly and time-consuming. Furthermore, a failure to scale operations efficiently could lead to operational bottlenecks and reduced market competitiveness.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional capital due to operating losses or future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our financial resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance and the liquidity of international capital and lending markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Furthermore, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We have an evolving business model, which increases the complexity of our business and makes it difficult to evaluate our future business prospects.

Our business model is new and is continuing to evolve. We currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. We are committed to becoming a leader in the field of smart farming solution services, focused on vertical and hydroponic farming. From time to time, we may continue to modify aspects of our business model relating to our products and services. For example, while we were previously engaged in sales of Ginseng products, we recently switched our focus to smart farming solution services. We do not know whether these or any other modifications will be successful. The evolution of and modifications to our business model will continue to increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance and financial resources. Future additions to or modifications of our business model are likely to have similar effects. Further, any new products or services we offer that are not favorably received by the market could damage our reputation or our brand. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully execute our growth strategy.

Our growth strategy includes the expansion of our product line, expansion of geographic coverage of sales of our products and increase of our brand recognition. We may not be able to implement our growth strategy successfully. Our sales and operating results will be adversely affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful. If we fail to implement our growth strategy as planned, we will remain a small business selling equipment and services to individual users.

We may not be able to manage the growth of our business and operations or implement our business strategies on schedule or within our budget, or at all.

Our business has become increasingly complex in terms of both the type and scale of business we operate. Any expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. There can be no assurance that we will be able to effectively manage our growth or implement all these systems, procedures and control measures successfully. If we are not able to manage our growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

As part of our business strategies, we expect to further expand our business to new jurisdictions, which may expose us to additional risks, including, among other things:

•        difficulties with managing operations into new geographical regions, including complying with the various regulatory and legal requirements of different jurisdictions;

•        different approval or licensing requirements;

•        recruiting sufficient personnel in these new markets;

•        challenges in providing services and products as well as support in these new markets;

•        challenges in attracting business partners and users and remaining competitive;

•        potential adverse tax consequences;

•        foreign exchange losses;

•        limited protection for intellectual property rights;

•        inability to effectively enforce contractual or legal rights; and

•        local political, regulatory and economic instability or civil unrest.

If we are unable to effectively avoid or mitigate these risks, our ability to expand our business to these new jurisdictions will be affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The anticipated benefits from these efforts are based on assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all of the benefits that we expect to achieve or it may be more costly to do so than we anticipate. If, for any reason, the benefits we realize are less than our estimates or the implementation of these growth initiatives, strategies and operating plans adversely affect our operations or cost more or take longer to effectuate than we expect, or if our assumptions prove inaccurate, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, and network disruptions in general could damage our reputation and adversely affect our business, financial condition, results of operations and prospects.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access, network disruptions and other similar events. Disruptions to, or instability of, our technology or external technology that allows our customers to use our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. While we had not been subject to these types of attacks that had materially and adversely affected our business operations since the inception of our business operations, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation, and materially and adversely affect our business, financial condition, results of operations and prospects. Furthermore, despite any precautions we may take, the occurrence of a flood or fire, or other unanticipated incidents at our information infrastructure facilities in Canada, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our platform and operations as well as loss of our users’ and other participants’ data. Any of these events could damage our reputation, materially disrupt our ecosystem and subject us to liability and claims, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not have sufficient insurance coverage to cover our business risks and face the risk of becoming subject to product recalls, regulatory enforcement, product liability claims, marketing claims and other types of claims which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance.

We may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in Canada, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster may also expose us to substantial costs and diversion of resources. Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management from our operations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or if the compensated amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected. In addition, professional liability insurance premiums may increase significantly in the future, particularly as we expand our services.

If we fail to maintain adequate internal controls, we may not be able to effectively manage our business and may experience errors or information lapses affecting our business.

Our success depends on our ability to effectively utilize our standardized management system, information systems, resources and internal controls. As we continue to expand, we will need to modify and improve our financial and managerial controls, reporting systems and procedures and other internal controls and compliance procedures to meet our evolving business needs. If we are unable to improve or maintain our internal controls, systems and procedures, they may become ineffective and adversely affect our ability to manage our business and cause errors or information lapses that affect our business. Our efforts in improving our internal control system may not result in the elimination of all risks. If we are not successful in discovering and eliminating weaknesses in our internal controls, our ability to effectively manage our business may be affected, which may materially and adversely affect our business, financial condition, results of operations and prospects.

Our future performance depends on retaining key management as well as skilled and qualified professional and support staff, and any failure to attract, motivate and retain such professionals and staff could hinder our ability to maintain and grow our business.

Our future success is significantly dependent upon the continued service of our management and key personnel, including skilled and qualified technology professionals and support staff. We rely on the services of these professionals and support staff to provide the comprehensive range of services we offer, and we face intense competition from other smart farming services providers to recruit skilled and qualified professionals and support staff. If we lose the services of any member of management or key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could disrupt our business and growth, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

Additionally, the size and scope of our business and our expansion plans may require us to hire and retain a wide range of effective and experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in the smart farming solution industry is intense, and the availability of suitable and qualified candidates in Canada is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join or continue working for us.

COVID-19 or any other infectious and communicable diseases, as well as the occurrence of any acts of God, war, terrorist attacks and other catastrophic events may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks from the outbreak of communicable or virulent diseases and pandemics or epidemics such as severe acute respiratory syndrome, H5N1 avian flu, Middle East respiratory syndrome, Ebola and more recently, the outbreak of COVID-19 in countries which we operate, which may materially and adversely affect our operations. Such disruptions to our business and operations may have a negative impact on our business, financial condition, results of operations and prospects.

Acts of God, such as natural disasters which are beyond our control, may materially and adversely affect the economy, infrastructure and livelihood of the local population. Similarly, man-made catastrophes, such as terrorist attacks and wars may disrupt the economies of the countries we operate in. A catastrophic event or multiple catastrophic events may cause unexpected large losses and may have a material adverse effect on our business, financial condition, results of operations and prospects. There can be no assurance that our efforts to protect ourselves against catastrophic losses would be adequate. In addition, other events that are outside the control of our Group, such as fire, deliberate acts of sabotage, vendor failure or negligence, blackouts, terrorist attacks or criminal acts, could damage, cause operational interruptions to, or otherwise adversely affect our operating facilities and activities, as well as potentially cause injury or death to our employees, patients and/or customers. We cannot give any assurance that the occurrence of any catastrophic events, wars, terrorist attacks or other hostilities in any part of the world, potential, threatened or otherwise, will not, directly or indirectly, have a material and adverse effect on our business, financial condition, results of operations and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations

We currently purchase some of our products from our suppliers in foreign currency (namely, U.S. dollars and Chinese Renminbi). We are exposed to fluctuations in the Canadian dollar, as our executive office and base of operations are currently located in Canada. Accordingly, we are exposed to fluctuations in the U.S. dollar and Chinese Renminbi relative to the Canadian dollar. An appreciation of any such foreign currency may result in an increase in the costs of our supplies. It is difficult to predict how market forces or government/international policy may impact fluctuations of the U.S. dollar and/or Chinese Renminbi and/or Canadian dollar in the future, and there can be no assurance that the U.S. dollar, and/or Chinese Renminbi and/or Canadian dollar will not appreciate significantly in value in the future. The value of the Canadian dollar relative to the U.S. dollar in particular has varied significantly in the past and investors are cautioned that past and current exchange rates are not indicative of future exchange rates. To the extent that our operations continue to expand internationally, we may observe additional risk in other foreign currencies.

In the event that such fluctuations in the relevant foreign currency are substantial, and we are unable to pass on our costs to users, our earnings, financial position and results of operations may be materially and adversely affected.

At present, we do not have a formal policy for hedging against our foreign exchange exposure to the U.S. dollar and/or Chinese Renminbi and/or Canadian dollar and have not used any hedging instruments due to the high associated costs. However, we will continue to monitor our foreign exchange exposure to the U.S. dollar and/or Chinese Renminbi and/or Canadian dollar and we may employ hedging instruments to manage our foreign exchange exposure should the need arise.

The growth of our business depends on our ability to successfully introduce new products such as the PFAI Model R and improve existing products.

Our growth depends, in part, on our ability to successfully predict and respond to evolving customer demands and preferences. The development and introduction of innovative new products involve considerable costs. Any new product may not generate sufficient customer interest and sales to become a profitable product or to cover the costs of its development and promotion and may negatively affect our operating results and damage our reputation. If we are not able to anticipate, identify or develop and market products to respond to the requirements of potential customers, or if our new product introductions fail to gain consumer acceptance, we may not grow our business as anticipated, our sales may decline and our business, financial condition and results of operations may be materially adversely affected.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.

In order to execute our business plans, we expect that we will need to increase the number of our employees and the scope of our operations. Our future financial performance and our ability to deliver equipment and services that meet customers’ expectations and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To manage our anticipated future growth, we will need to continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. In addition, the expansion of our systems and infrastructure may require us to commit financial, operational and managerial resources before our revenues increase and without assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain reliable service levels for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and our prospects may be adversely affected, and the market price of our securities could decline.

Our planned expansion outside of Canada will subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our strategy is to sell our equipment and services to customers globally. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

•        increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

•        increased financial accounting and reporting burdens and complexities;

•        variations in adoption and acceptance of our equipment and services in different countries, requirements or preferences for equipment and services offered by more established or known regional competitors;

•        new and different sources of competition;

•        laws and business practices favoring local competitors;

•        differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•        communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

•        compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

•        compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products and services in certain foreign markets, and the risks and costs of non-compliance;

•        compliance with foreign laws, regulations and orders related to health and safety, including the ongoing COVID-19 pandemic;

•        heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•        fluctuations in currency exchange rates and related effects on our results of operations;

•        difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•        different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

•        political and economic conditions and uncertainty in the countries or regions in which we may operate in the future;

•        difficulties in recruiting, managing and retaining local distributors;

•        differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•        difficulties in recruiting, hiring and retaining employees in certain countries;

•        the preference for localized language support;

•        weaker protection in some jurisdictions for intellectual property and other legal rights than in Canada and practical difficulties in enforcing intellectual property and other rights outside of Canada, if any;

•        compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and

•        compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations.

Any of the above risks could adversely affect our planned international operations in the future, which could adversely affect our business, results of operations, financial condition, and growth prospects. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our distributors are not able to successfully manage these risks.

If demand for our products and services does not develop as expected, our projected revenues and profits may not materialize.

Our future profits, if any, will be influenced by many factors, including economics, technological advancements, and world events and changing customer preferences. We believe that our target markets will continue to grow, that we will be successful in marketing our equipment and services in these markets. If our expectations as to the size of these markets and our ability to sell our equipment and services in such markets are not correct, our revenue may not materialize, and our business will be adversely affected.

Increases in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services could harm our business.

We currently purchase the components of our growing systems from our third-party suppliers, Seonwo and Banjia and actively monitor them for quality control. We obtain the off-the-shelf consumables such as seeds, grow sponges and nutrient solutions which are included in our subscription packages from various third party suppliers located in China, Canada and New Zealand. While the unavailability of our current suppliers could cause short-term disruptions to our business, we believe that we can procure the components of our growing systems and consumables from alternative suppliers if necessary.

We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such increase, supply interruption or shortage could materially and negatively impact our business, prospects, financial condition and operating results. We use various materials in our business, including hardware and software, from suppliers. The prices for these materials fluctuate, and their available supply may be unstable, depending on market conditions and global demand for these materials, and could adversely affect our business and operating results. These risks include:

•        an increase in costs, disruption of supply or shortage of raw materials from which our growing systems are manufactured and the consumables provided as part of our subscription services;

•        disruption in the supply of materials due to quality issues or recalls by manufacturers;

•        tariffs on the materials we source; and

•        increases in global shipping costs due to shipping container shortages and delays at both shipping and receiving ports due to COVID and other factors and lack of appropriate workforce.

Substantial increases in the prices for our materials or prices charged to us would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased prices. Any attempts to increase prices in response to increased material costs could result in cancellations of orders for our services and solutions and therefore materially and adversely affect our brand, image, business, prospects and operating results.

Our brand and reputation may be diminished due to real or perceived quality, food safety, or environmental issues with our products, which could negatively impact our business, reputation, operating results and financial condition.

Real or perceived quality, food safety, or environmental concerns or failures to comply with applicable regulations and requirements, whether or not ultimately based on fact could cause negative publicity and reduced confidence in our company, brand or products, which could in turn harm our reputation and sales, and could adversely affect our business, financial condition and operating results. Brand value is also based on perceptions of subjective qualities, such as appearance and taste, and any incident that erodes the loyalty of our consumers, including changes to product appearance, taste or packaging, could significantly reduce the value of our brand and significantly damage our business.

Talent shortages may hinder our service delivery and growth.

Our company requires skilled employees knowledgeable in farming and new technologies to deliver high-quality services. A shortage of such talent could limit our ability to expand and effectively serve our clients. Smart farming research and development requires cross-domain expertise, including agricultural science, data analysis, Internet of Things, artificial intelligence, etc. We need talents who master the above-mentioned knowledge, so that it can provide customers with high-quality smart agricultural solutions. Additionally, the competition for high-skilled workers in smart farming technology is intense, and our inability to attract and retain the right talent could impede our strategic initiatives and growth prospects. The inability to fill critical positions quickly can lead to project delays or reduced service quality, potentially resulting in client dissatisfaction and damage to our reputation. As competition in the field of smart agricultural technology becomes increasingly fierce, and large companies and technology giants become more attractive to highly skilled talents, small and medium-sized enterprises such as our company may have difficulty attracting and retaining top talent in the future. As we expand our business, we may face difficulties in continuing to recruit highly skilled employees, resulting in a shortage of skilled employees and making it difficult for the company to expand into new markets and meet growing customer demands. We will also need to invest a lot of time and resources to independently train new employees. The company is currently small and has not yet developed complete talent training and management programs, which may lead to skilled employee shortages.

Risks Related to Our Intellectual Property

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with our employees and third parties, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, although we are not aware of any imitation websites or mobile applications that attempt to cause confusion or traffic diversion from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the Canadian smart farming solution industry.

In addition, there can be no assurance that our patent applications would be approved, that any issued patents would adequately protect our intellectual property, or that such patents would not be challenged by third parties or found by a judicial or regulatory authority to be invalid or unenforceable.

Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in Canada. Policing any unauthorized use of our intellectual property is difficult and costly and the steps that we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. There can be no assurance that we would prevail in such litigation, and even if we manage to prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face risks in protecting our intellectual property due to our proxy arrangements.

Pursuant to a Design, Mold and Patent Commission Agreement between our company and Banjia (the “Banjia Agreement”), Banjia obtained a Chinese design patent for the PFAI Model S system and acted as our proxy to maintain the patent issued for the PFAI Model S system for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay Banjia US$212,000 to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving prior notice of 15 business days during the term. Despite these measures, there is no guarantee that the issued patent will adequately protect our intellectual property, or that such patent would not be challenged by third parties or found by a judicial or regulatory authority to be invalid or unenforceable. If Banjia fails to properly manage the patent, such as by not paying maintenance fees or adhering to legal requirements, the patent could expire or become invalid, leaving us without protection. Additionally, if Banjia experiences financial difficulties, such as bankruptcy or insolvency, there is a risk that the patent could be compromised or invalidated due to Banjia’s inability to manage and maintain the patent. Moreover, the cross-jurisdictional nature of this arrangement introduces further complexities. As the patent is held in China while we are a non-Chinese entity, Banjia must adhere to Chinese legal standards, and the disparity between intellectual property laws and dispute resolution mechanisms across different jurisdictions may further complicate issues related to patent ownership and enforcement.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology infrastructure or business, if any such holders exist, would not seek to enforce such patents against us in Canada, or any other jurisdictions as applicable.

Risks Related to Doing Business in Canada and Being Incorporated in the Cayman Islands

It may be difficult to enforce civil liabilities under U.S. securities laws in Canada and the Cayman Islands.

We are incorporated in the Cayman Islands and our main operating subsidiary and our corporate headquarters are located in Canada. Other than Dr. Yunhao Chen, who currently resides in the U.S., all of our directors and executive officers reside or are based in Canada and China, and the majority of our assets and all or a substantial portion of the assets of these persons is located outside the United States. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons.

There is substantial doubt whether an action could be brought in in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Canadian law, as the case may be.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Provisions of Canadian law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

The fact that the bulk of our current operations and our main operating subsidiary are located in Canada means that we may be considered a Canadian entity for the purposes of the Investment Canada Act (Canada) (the “ICA”). The ICA subjects an acquisition of control by a non-Canadian entity to Canadian federal government review if the value of the target company’s assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be of net benefit to Canada. The ICA also allows the Canadian federal government to review investments of any size for national security concerns. An ICA review could prevent or delay a change of control and accordingly may eliminate or limit opportunities for shareholders to benefit from such a transaction.

Future changes to Canadian and other tax laws, including future regulations and other interpretive guidance of such tax laws, could materially and adversely affect our anticipated financial positions and results.

Our effective tax rate, cash taxes and financial results could be adversely impacted by changes in applicable tax laws (including regulatory, administrative, and judicial interpretations and guidance relating to such laws) in the jurisdictions in which we operate.

See also “Enforceability of Civil Liabilities — Canada” and “Risk Factors — Fluctuations in exchange rates could have a material and adverse effect on our results of operations.”

If Pinnacle Food Group Limited were subject to Canadian federal income taxation, Pinnacle Food Group Limited’s after-tax returns and the value of our Class A Common Shares could be materially reduced.

We have put in place procedures intended to ensure that Pinnacle Food Group Limited’s central management and control do not reside in Canada. If Pinnacle Food Group Limited were considered to have its central management and control in Canada, it would be resident in Canada for Canadian federal income tax purposes and accordingly would be subject to income tax in Canada on its worldwide income. In addition, in such circumstances there may be additional Canadian income tax considerations for shareholders, and in particular, any dividends paid or credited by Pinnacle Food Group Limited on the Class A Common Shares to a person that is not resident in Canada for purposes of the Tax Act would be subject to Canadian non-resident withholding tax.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Organisation for Economic Co-operation and Development’s (OECD) Base Erosion and Profit Shifting (BEPS) initiative as to offshore structures engaged in certain activities which attract profits without real economic activity. The International Tax Co-operation (Economic Substance) Act, (As Revised) (the “Economic Substance Act”) contains economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities”. As a Cayman Islands company, our compliance obligations will include filing an annual notification, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. If the Cayman Islands Tax Information Authority determines that our company or any of its Cayman Islands subsidiaries has failed to meet the requirements imposed by the Economic Substance Act the company may face significant financial penalties, restriction on the regulation of its business activities and/or may be struck off as a registered entity in the Cayman Islands.

As it is still a relatively new regime, it is anticipated that the Economic Substance Act and associated guidance will evolve and may be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the U.S. and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, officers and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the English courts are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws; and (ii) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the federal securities laws of the United States or any state securities laws, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to bring an action against us or against these individuals outside of the United States, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Puglisi & Associates, with offices at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering. Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, a list of the current directors of the company, the register of mortgages and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our post-offering memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain limitations on director and officer liability and indemnification in our post-offering memorandum and articles of association may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties, may reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit the Company and other shareholders, and may adversely impact shareholders’ investments to the extent that the Company pays the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them shall or may incur or sustain in the execution or discharge of their duties, powers, authorities or discretions, other than by reason of such person’s dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In accordance with the provisions in our articles of incorporation, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

While we believe that including the limitation and indemnification provisions in our post-offering memorandum and articles of association is necessary to attract and retain qualified persons such as directors, officers and key employees, those provisions may discourage shareholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Risks Related to Regulations and Litigation

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks is expected to increase.

As we expand our international operations, we will increasingly face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or that are more significant than in our domestic operations. These risks vary widely by country and include varying regional and geopolitical business conditions and demands, government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets and pricing constraints. Our international services and products need to meet country-specific user preferences as well as country-specific legal requirements, including those related to licensing, privacy, data storage, location, protection and security. Our ability to conduct IT services internationally is subject to the applicable laws governing this industry in such location, and the interpretation of these laws is evolving and vary significantly from country to county and are enforced by governmental, judicial and regulatory authorities with broad discretion. Nonetheless, we cannot be certain that our interpretation of such laws and regulations is correct in how we structure our operations, our arrangements with physicians, services agreements and customer arrangements.

Our international operations increase our exposure to, and require us to devote significant management resources to implement controls and systems to comply with the privacy and data protection laws of non-U.S. jurisdictions and the anti-bribery, anti-corruption and anti-money laundering laws of the U.S. (including the Foreign Corrupt Practices Act of 1977), Canada (including the Corruption of Foreign Public Officials Act) and the United Kingdom (including the Bribery Act) and similar laws in other jurisdictions. Implementing our compliance policies, internal controls and other systems upon our expansion into new countries and geographies may require the investment of considerable management time and financial and other resources over a number of years before any significant revenues or profits are generated. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or employees, restrictions or outright prohibitions on the conduct of our business and significant brand and reputational harm. We must regularly reassess the size, capability and location of our global infrastructure and make appropriate changes and must have effective change management processes and internal controls in place to address changes in our business and operations.

Our success depends, in part, on our ability to anticipate these risks and manage these difficulties, and the failure to do so could have a material adverse effect on our business, operating results, financial position, brand, reputation and/or long-term growth. Our international operations require us to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones. Our international operations encounter labor laws, customs and employee relationships that can be difficult, less flexible than in our domestic operations and expensive to modify or terminate. In some countries where we are required to, or choose to, operate with local business partners in the future, this may require us to manage our partner relationships and may reduce our operational flexibility and ability to quickly respond to business challenges.

Regulatory uncertainties in smart farming could pose compliance risks to our company.

The emerging smart farming industry faces many regulatory uncertainties. Changes in laws, regulations, or government policies could lead to compliance risks, requiring significant operational adjustments and potentially increasing costs for our company. Canadian federal or provincial governments may introduce new regulations in different aspects such as data privacy and environmental protection at any time. These changes may make our existing operating methods and technologies incompatible with the new regulations. In addition, navigating these regulatory changes could divert management’s attention from core business activities and require significant expenditures to ensure compliance, which could adversely affect our business operations and financial condition. These regulations can vary significantly by region, increasing the complexity of compliance and requiring diverse strategies to address local regulatory environments. The company may need to devote a lot of energy and resources to compliance work, which will also seriously affect our investment in core businesses such as innovation and market expansion.

Regulatory and compliance complexities demand constant vigilance and adaptation.

The complex regulatory landscape surrounding new technologies, data privacy, environmental regulations, and food safety presents significant challenges. Compliance with these evolving standards can lead to additional costs and operational delays for companies venturing into innovative agricultural practices. Navigating this terrain requires constant vigilance and adaptation, which can divert resources from other business areas. Frequent changes in regulations can also create unpredictability, making it difficult for businesses to plan long-term strategies. Failure to comply with these regulations can result in hefty fines and damage to the company’s reputation.

We may be involved in certain legal proceedings from time to time. Any adverse decision in such proceedings may render us liable to liabilities and may adversely affect our business, financial condition, results of operations and prospects.

We may be involved in legal proceedings from time to time. In addition to the related costs, managing and defending in legal proceedings can divert our management’s attention from our business. We may also need to pay damages to settle claims with a substantial amount of cash. Any of these could have a material adverse effect on our business, financial condition, results of operations and prospects. As of the date of this prospect, we were not a party to any material legal or administrative proceedings.

Our operations are subject to substantial federal, provincial/territorial and municipal governmental regulation and state regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the Competition Bureau, Health Canada, the Pest Management Regulatory Agency, the Canadian Food Inspection Agency, Environment and Climate Change Canada, and numerous other federal, provincial state and local authorities. Specifically, we are subject to the requirements of the Canada Consumer Product Safety Act, S.C. 2010, c. 21, and its associated regulations, the Consumer Packaging and Labelling Act, R.S.C., 1985, c. C-38, and its associated regulations, the Canada Environmental Protection Act, 1999, S.C. 1999, c. 33, as well as other federal, provincial/territorial and municipal legislation. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of products. If we cannot successfully ensure that the products are manufactured in a manner that conforms to our specifications and the strict regulatory requirements of the regulators or others, we may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products or could result in a recall of our product that have already been distributed. If an applicable regulatory authority determines that we have not complied with the applicable regulatory requirements, our business may be materially impacted.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that products are not adulterated or misbranded) and contracting with third-party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. Failure by us to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business.

Changes in existing laws or regulations, or the adoption of new laws or regulations, may increase our costs and otherwise adversely affect our business, and its ability to operate as intended or at all, its results of operations, and financial condition.

The manufacture and marketing of food products and consumer products is highly regulated. We and our suppliers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, distribution, advertising, sale, quality, and safety of our products, as well as the health and safety of our employees and/or independent contractors the protection of the environment.

In addition, depending on customer specification, we may be subject to certain voluntary, third-party standards, and review by voluntary organizations. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. The loss of third-party accreditation could result in lost sales and customers, and may adversely affect our business, results of operations, and financial condition. In connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the Competition Act, the Safe Food for Canadians Act and the consumer protection statutes of some states or provinces/territories.

The regulatory environment within which we operate could change significantly and adversely in the future. Any change in manufacturing, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our operations and financial condition. New or revised government laws and regulations could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls, or seizures and confiscations, as well as potential criminal sanctions, any of which may adversely affect our business, results of operations, and financial condition.

Any inability to obtain requisite approvals, licenses or permits applicable to our business, or to obtain necessary certifications, registrations or accreditations or to comply with regulations may have a material and adverse effect on our business, including the ability to operate our business, financial condition, results of operations and prospects.

Our business is subject to governmental supervision and regulation by various governmental and regulatory authorities in Canada, including but not limited to, the Competition Bureau, Health Canada, Innovation, Science and Economic Development (ISED) and numerous other federal, provincial/territorial, state and local authorities. Specifically, we are subject to the requirements of the Canada Consumer Product Safety Act, S.C. 2010, c. 21, and its associated regulations, the Consumer Packaging and Labelling Act, R.S.C., 1985, c. C-38, and its associated regulations, the Canada Environmental Protection Act, 1999, S.C. 1999, c. 33, the Radiocommunication Act, R.S.C., 1985, c. R-2, and its associated regulations, as well as other federal, provincial/territorial and municipal legislation, and in other jurisdictions where we conduct our business operations. Such government authorities, statutory boards, agencies and bodies promulgate and enforce laws and regulations that cover a variety of business activities that our operations relate to, such as the safety and labelling of the hydroponic and shelving equipment and associated electrical equipment, the compliance and certification of electrical devices, the registration and labelling of radio emitting equipment that is manufactured, imported, distributed, sold or used in Canada, the labelling of consumer products, and packaging requirements among other things. In some provinces, there may be stewardship obligations associated with waste. There may also be obligations in relation to packaging and single-use plastics. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities. Although we believe that we have obtained or applied for all the approvals, permits and licenses required for conducting our business in Canada and elsewhere, due to uncertainties in the regulatory environment of the industries and/or jurisdictions in which we operate, there can be no assurance that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain the necessary approvals, licenses or permits required for our business, we could be subject to liabilities, penalties and operational disruption and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Our Class A Common Shares and This Offering

Our dual-class voting structure will limit your ability to influence corporate matters requiring shareholder approval, and could discourage others from pursuing any change of control transactions that holders of our Class A Common Shares may view as beneficial.

Our authorized share capital is divided into Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares will be entitled to one (1) vote per share, while holders of Class B Common Shares will be entitled to five (5) votes per share. Each Class B Common Share is convertible into one Class A Common Share at any time by the holder thereof, while Class A Common Shares are not convertible into Class B Common Shares under any circumstances. We will issue Class A Common Shares in this offering. Holders of our Class A Common Shares and Class B Common Shares vote together as one class on all resolutions submitted to a vote of shareholders at any general meeting of the Company.

Upon the completion of this offering, Ms. Li Xia Du and Mr. Jin Yang Zhao will beneficially own all of our then issued and outstanding Class B Common Shares. These Class B Common Shares will constitute approximately [*]% of our total issued and outstanding share capital immediately after the completion of this offering and approximately [*]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Common Shares will have control over corporate matters requiring shareholder approval, such as election of directors, amendment of constitutional documents including our memorandum and articles of association, and significant corporate transactions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Common Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Common Shares may view as beneficial.

We qualify as a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Ms. Jin Yang Zhao, who is the daughter of Li Xia Du, our Chairman of the Board, beneficially owns 60.61% of our total issued and outstanding Class A and Class B Common Shares in the aggregate, representing 73.75% of total voting power before the offering. Upon completion of this offering, Ms. Zhao will beneficially own [*]% of our total issued and outstanding common shares, representing [*]% of our total voting power, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. As such, we will be a “controlled company” as defined under the Nasdaq rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. If we rely on the exemption, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Our status as a controlled company could cause our Class A Common Shares to be less attractive to certain investors or otherwise harm our trading price.

There has been no public market for our Class A Common Shares prior to the completion of this offering, and you may not be able to resell our Class A Common Shares at or above the price you pay for them, or at all.

Prior to the completion of this offering, there has not been a public market for our Class A Common Shares. We have applied for the listing of our Class A Common Shares on the Nasdaq Capital Market. An active public market for our Class A Common Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Common Shares will be materially and adversely affected.

The initial public offering price for our Class A Common Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Common Shares will be determined by negotiations between us and the Underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Common Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Common Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Common Shares purchased.

The initial public offering price of our Class A Common Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Common Shares. Consequently, when you purchase our Class A Common Shares in the offering, upon completion of the offering, you will incur immediate dilution of $[*] per share, assuming an initial public offering price of $[*]. See “Dilution”. In addition, you may experience further dilution to the extent that additional Class A Common Shares are issued upon exercise of outstanding options we may grant from time to time.

We have identified a material weakness in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Common Shares may be materially and adversely affected.

Prior to the completion of this offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of this offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weakness that has been identified relates to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP and financial reporting requirements set forth by the SEC to handle complex accounting issues and to design and implement a robust period-end financial reporting policies and procedures for the preparation of our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the SEC reporting requirements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including i) hiring more qualified staff to fill the key roles in our operations; and ii) appointing additional independent directors, establishing an audit committee and strengthening our corporate governance. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our Class A Common Shares.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act but are classified as an accelerated filer, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (a) the last day of the fiscal year in which the fifth anniversary of the completion of this offering occurs; (b) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion; (c) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Class A Common Shares that are held by non-affiliates is US$700.00 million or more as of the last business day of our most recently completed second fiscal quarter; and (d) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

Substantial future sales of our Class A Common Shares or the anticipation of future sales of our Class A Common Shares in the public market could cause the price of our Class A Common Shares to decline.

Sales of substantial amounts of our Class A Common Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Common Shares to decline. An aggregate of [*] Class A Common Shares are issued and outstanding before the consummation of this offering and Class A Common Shares will be issued and outstanding immediately after the consummation of this offering. Sales of these shares into the market could cause the market price of our Class A Common Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Common Shares if the market price of our Class A Common Shares increases.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we make a liquidating distribution, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and our company to claims, by paying public shareholders prior to addressing the claims of creditors.

We cannot assure you that claims will not be brought against us for these reasons. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our company and any director or manager of the company who knowingly and willfully authorizes or permits any distribution or dividend to be paid out of our share premium account while we were unable to pay our debts as they fall due in the ordinary course of business would commit an offense and may be liable to a fine of Cayman Islands dollars 15,000 and to imprisonment for five years in the Cayman Islands.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Common Shares, the price of our Class A Common Shares and trading volume could decline.

Any trading market for our Class A Common Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Common Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Common Shares and the trading volume to decline.

The trading price of our Class A Common Shares may be volatile or may decline regardless of our operating performance, which could result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A Common Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Common Shares. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, results of operations and prospects.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Common Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. See “Use of Proceeds.” However, our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the trading price of our Class A Common Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

As we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our Board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer Board members will be exercising independent judgment and the level of Board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements.

We intend to comply with most of the corporate governance requirements of the Nasdaq Listing Rules, except that we have elected to be exempt from the Nasdaq Marketplace Rule 5635(d) and notified Nasdaq of our decision to exercise such exemption. Nasdaq Marketplace Rule 5635(d) sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (x) the Nasdaq Official Closing Price (as reflected on

Nasdaq.com) immediately preceding the signing of the binding agreement; or (y) the average Nasdaq Official Closing Price of the Class A Common Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. We may, in the future, consider following other home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

•        a limited availability for market quotations for our Class A Common Shares;

•        A lack of liquidity with respect to our Class A Common Shares;

•        a determination that our Class A Common Shares are “penny stock”, which will require brokers trading in our Class A Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Common Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Our Board may decline to register transfers of Class A Common Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Class A Common Shares entered into through the facilities of a stock exchange or automated quotation system on which our Class A Common Shares are listed or traded from time to time, our Board may, in its sole discretion, decline to register any transfer of any Common Share without assigning any reason therefor refuse to register the transfer of a share.

If our directors refuse to register a transfer the secretary of the company shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and our register of members closed at such times and for such periods as our Board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Class A Common Shares purchased by investors in the public offering. Once the Class A Common Shares have been listed on the Nasdaq Capital Market, the legal title to such Class A Common Shares and the registration details of those Class A Common Shares in the company’s register of members will remain with Depository Trust Company (“DTC”)/Cede & Co. All market transactions with respect to those Class A Common Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the “DTC” systems.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares which carry in aggregate not less than one-tenth of such of the paid-up share capital of the company as at the date of the deposit carries the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Advance notice of at least five days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of, two or more shareholders present in person or by proxy or, if a corporation, by its authorized representative throughout the meeting shall form a quorum for the transaction of business, provided that if our company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time.

If we are classified as a passive foreign investment company, U.S. taxpayers who own our Class A Common Shares may have adverse U.S. federal income tax consequences.

As a non-U.S. corporation we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year in which we produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the current and projected composition of our income and assets (including the amount of cash we raise in this offering), and the expected value of our assets, including goodwill, which is based in part on the expected price of our Class A Common Shares in the offering, we do not expect to be a PFIC for the current taxable year. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year (or portion thereof) during which a U.S. taxpayer holds Class A Common Shares, we generally would continue to be treated as a PFIC with respect to that U.S. taxpayer for all succeeding years during which the U.S. taxpayer holds such Class A Common Shares, even if we ceased to meet the threshold requirements for PFIC status. In such case, such a U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of Class A Common Shares if we are to become classified as a PFIC. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Tax Considerations.”

Special Note regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “predict,” “target,” “will,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our ability to execute our strategies, manage growth and maintain our corporate culture;

•        our future business development, financial conditions and results of operations;

•        our expectations regarding demand for and market acceptance of our products and services;

•        our ability to successfully compete in the highly competitive markets;

•        our anticipated investments in new products and offerings, and the effect of these investments on our results of operations;

•        our ability to successfully enter into new geographies, expand our presence in countries in which we are limited by regulatory restrictions, and manage our international expansion;

•        anticipated technology trends and developments and our ability to address those trends and developments with our products and offerings;

•        our ability to identify, recruit, and retain skilled personnel, including key members of senior management;

•        our ability to maintain, protect, and enhance our intellectual property rights;

•        changes in the need for capital and the availability of financing and capital to fund these needs;

•        our ability to successfully defend litigation brought against us;

•        relevant government policies and regulations relating to our industry;

•        our ability to implement, maintain, and improve effective internal controls;

•        our anticipated uses of net proceeds from this offering; and

•        other matters beyond our control.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The industries in which we operate may not grow at the rate projected by market data, or at all. Failure of those industries to grow at the projected rate may have a material and adverse effect on our business and the market price of the Class A Common Shares. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately US$[*] million, or approximately US$[*] million if the underwriter exercises its option to purchase additional Class A Common Shares in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$[*] per Class A Common Share, the mid-point of the estimated range of the initial public offering price shown on the front cover page of this prospectus. Each US$[*] increase (decrease) in the assumed initial public offering price of US$ [*] per Class A Common Share would increase (decrease) the net proceeds of this offering by US$[*] million, or approximately US$ [*] million if the underwriter exercises its option to purchase additional Class A Common Shares in full.

We plan to use the net proceeds of this offering as follows:

•        approximately [*]% of the net proceeds to expand the functionality and capabilities of our hydroponic growing systems, principally our PFAI Model R.

•        approximately [*]% of the net proceeds for development and expansion of our business. We plan to collaborate with third-party marketing firms and invest in social media campaigns in Canada and to broaden our cross-border brand presence in New Zealand and in the future in Australia; and

•        approximately [*]% of the net proceeds for general corporate purposes, including working capital, operating expenses and capital expenditures. We plan to expand our marketing and customer service teams to strengthen our marketing and service capabilities for community and urban farming customers.

The precise amounts and percentage of the net proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. This foregoing expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of the net proceeds will depend on business and market conditions as they develop. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the net proceeds of this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to Our Class A Common Shares and This Offering — Our Management Has Broad Discretion to Determine How to Use the Funds Raised in the Offering and May Use Them in Ways that May not Enhance our Results of Operations or the Price of Our Class A Common Shares.”

Pending any use of proceeds described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing, debt instruments or demand deposits.

Although we may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

Dividend Policy

Our Board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

We have not previously declared or paid any cash dividends and we do not have any present plan to pay any cash dividends on our Class A Common Shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Capitalization

The following table sets forth our capitalization as of June 30, 2024:

•        on an actual basis;

•        on a pro forma basis to give effect to [the [*] for [*] forward share split], change in par value and increase in authorized shares, and the issuance of [*] Class A Common Shares at par under share allotment post share split as at the date of the registration statement of which this prospectus forms a part; and;

•        on a pro forma basis to give effect to the issuance and sale of Class A Common Shares by us in this offering at an assumed initial public offering price of US$[*] per Class A Common Share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(All figures in thousands of U.S. dollars, except for share amounts)	Actual	As adjusted (Over-allotment option not exercised)(1)
Cash and cash equivalents	734,373
Debt
Bank loans	—
Related party loans	558,124
Total debt	558,124
Equity
Class A Common Shares, par value $0.00005 per share	110
Class B Common Shares, par value $0.00005 per share	385
Additional paid-in capital	1,799,933
Subscription receivable	(800,428)
Accumulated other comprehensive income	6,915
Retained earnings	234,430
Total shareholders’ equity	1,241,345
Total capitalization	1,799,469

____________

(1)

(2)

The discussion and table above exclude exercise of any outstanding options pursuant to our share incentive plan after [*]. See “Management — [*] Employee Incentive Plan” for details of these awards.

Dilution

If you invest in our Class A Common Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Common Share and our net tangible book value per both Class A Common Share and Class B Common Share after this offering. Dilution results from the fact that the initial public offering price per Class A Common Share is substantially in excess of the book value of both our Class A and Class B Common Shares attributable to our presently outstanding Class A and Class B Common Shares.

Our net tangible book value as of June 30, 2024 was US$0.8 million, or US$0.08 per both our Class A and Class B Common Shares as of that date. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value for both Class A and Class B Common Shares, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$[*] per Class A Common Share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after [*], other than to give effect to our sale of the Class A Common Shares offered in this offering at the assumed initial public offering price of US$[*] per Class A Common Share, the mid-point of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [*] would have been US$[*] million, or US$[*] per Class A Common Share. This represents an immediate increase in net tangible book value of US$[*] per both Class A and Class B Common Share, to the existing shareholders and an immediate dilution in net tangible book value of US$[*] per both Class A and Class B Common Shares, to investors purchasing Class A Common Shares in this offering. The following table illustrates such dilution:

Offering Without Over-Allotment
Assumed initial public offering price per Class A Common Share	US$	[*]
Net tangible book value of both Class A and Class B Common Shares as of December 31, 2023	US$	[*]
Pro forma net tangible book value of both Class A and Class B Common Shares after this offering	US$	[*]
Amount of dilution in net tangible book value per Class A Common Shares to new investors in this offering	US$	[*]

Each US$1.00 increase (decrease) in the assumed public offering price of US$[*] per Class A Common Share would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$[*], the pro forma net tangible book value per both Class A and Class B Common Shares after giving effect to this offering of Class A Common Shares, and the dilution in pro forma as adjusted net tangible book value per Class A Common Shares to new investors in this offering, assuming no change to the number of Class A Common Shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of [*], the differences between existing shareholders and the new investors with respect to the number of Class A Common Shares purchased from us, the total consideration paid and the average price per Class A Common Share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A Common Shares does not include Class A Common Shares issuable upon the exercise of the over-allotment option granted to the underwriter.

	Class A Common Shares Purchased		Total Consideration			Average Price Per Common Share
	Number	Percent	Amount		Percent
Existing shareholders (Class A and Class B Common Shares)	[*]	[*]%	US$	[*]	[*]%	US$	[*]
New investors	[*]	[*]%	US$	[*]	[*]%	US$	[*]
Total	[*]	[*]%	US$	[*]	100%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Common Shares and other terms of this offering determined at pricing.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        As a Cayman Islands company we may not have standing to sue initiate litigation in United States federal courts.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in Canada, and substantially all of our assets are located in Canada. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors — Risks Related to Our Class A Common Shares and This Offering — You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.”

We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Cayman Islands

Enforcement of Civil Liabilities.

We are incorporated under the laws of the Cayman Islands as an exempted company. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by Conyers, Dill & Pearman LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Canada

Our main operating subsidiary and our corporate headquarters are located in Canada. Certain of our directors and executive officers reside or are based principally in Canada. Substantially all of our operations are conducted in Canada and substantially all of our assets are located in Canada. It may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or these persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. In the event a claim is brought in Canada, matters of procedure will also be governed by Canadian law.

Corporate History

On November 3, 2015, our predecessor, Pinnacle Coffee Inc. was established in Vancouver, Canada. On March 15, 2016, Pinnacle Coffee Inc. changed its name to Pinnacle Food Inc. (“Pinnacle Canada”) to reflect a shift in focus towards the processing and export of Ginseng products to Asian countries. Starting in 2022, Pinnacle Canada began focusing on smart agricultural services. Starting in 2023, Pinnacle Canada began offering hydroponic growing systems with integrated advanced technologies and related technical and consultation support. Before the Reorganization described below, Ms. Li Xia Du (“Ms. Du”) was the sole shareholder of Pinnacle Canada, owning all of its issued and outstanding common shares.

On November 2023, Pinnacle Food Group Limited (“Pinnacle Cayman”) was incorporated in the Cayman Islands under the Companies Act as an exempted company with limited liability. Pinnacle Cayman’s equity capital was redesignated into two categories in February 2024 — Class A Common Shares and Class B Common Shares.

On February 2, 2024, PFAI Investment Limited (“PFAI”) was incorporated in the Province of British Columbia, Canada, with Pinnacle Cayman as its sole shareholder, owning 100 Class A Common Shares.

On February 20, 2024, as part of an initial corporate reorganization, Ms. Du transferred all the issued and outstanding common shares in Pinnacle Canada to PFAI. As consideration for that transfer, PFAI issued 2,999,000 Class B Preferred Shares in PFAI and a promissory note in the amount of $1,000 to Ms. Du. On July 29, 2024, pursuant to a further corporate reorganization, Ms. Du transferred all 2,999,000 issued and outstanding Class B Preferred Shares in PFAI to PFAI in exchange for 2,999,000 Class E Preferred Shares of PFAI. The Class E Preferred Shares of PFAI are non-voting and redeemable by PFAI. Holders of such Class E Preferred Shares do not have a right to dividends and on a liquidation, dissolution or winding up of PFAI have a priority entitlement to the redemption amount. Pursuant to its redemption right, PFAI may upon 21 days’ prior written notice redeem all of the Class E Preferred shares held by Ms. Du at the redemption price of CAD$2,999,000. The Class E Preferred Shares are not convertible into Class A or Class B Common Shares.

As a result of the foregoing reorganizations and transfers:

•        Pinnacle Cayman holds all of the Class A Common shares of PFAI, being all of the voting shares of PFAI;

•        Ms. Du holds 2,999,000 Class E Preferred shares of PFAI; and

•        Pinnacle Canada became a subsidiary of PFAI.

Based on the criteria outlined in the British Columbia Business Corporations Act (the “BCBCA”), PFAI is classified as a “subsidiary” of Pinnacle Cayman. According to section 2(2) of the BCBCA, a corporation is considered a subsidiary if it is controlled by another corporation. Section 2(3) specifies that control is established if the shares owned by the parent corporation carry enough votes to elect or appoint a majority of the subsidiary’s directors. PFAI is considered a subsidiary of Pinnacle Cayman as Pinnacle Cayman is the sole voting shareholder, effectively making it the majority shareholder of PFAI.

In March 2024, Pinnacle Cayman raised $1 million in a private placement of Class A Common Shares to seven non-U.S. investors.

In May 2024, we issued an aggregate of 400,000 Class A Common Shares to two non-U.S. investors for an aggregate consideration of $800,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a Canada-based provider of smart farming solutions focused on vertical and hydroponic farming. Our goal is to promote sustainable food security by developing and building customized smart farming systems for global customers based on the systematic integration of technology, hardware and software, coupled with a full range of integrated supply and technical services (Farming as a Service, or FaaS).

We currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks and consumables such as seeds, grow sponges and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications that assist users to manage growing conditions, environmental design consulting, equipment installation, and agricultural technical support to the users of our equipment. We intend to provide such equipment and services to urban farms (such as organic vegetable farms) by the end of 2024 and to smart greenhouses and large-scale farming systems in 2025. Our core technology is based on real-time remote data monitoring, utilizing off-the-shelf sensors we have purchased from third parties. Based on the data received from the installed sensors and analyzed at a data center using big data structures and machine learning training models developed for us by third parties, we provide data intelligence to users of our hydroponic growing systems through our mobile application The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of each vegetable. Our customers can access real-time insights and personalized summary data through our mobile application, enabling them to make informed decisions and optimize their planting.

Prior to entering the smart farming solution business in 2023, we were engaged in the sale of ginseng and provided consulting services with respect to the cultivation of ginseng. We ceased to sell ginseng and provide consulting service with respect to its cultivation in 2023 to concentrate on our smart farming solution business.

For the six months ended June 30, 2024, we generated revenue of US$0.7 million from our smart farming business. In fiscal 2024, no revenue was generated from our ginseng business as we exited this business in fiscal 2023. For the six months ended June 30, 2023, we generated revenue of US$0.1 million, which was all related to our ginseng business.

For the year ended December 31, 2023, we generated revenue of US$1.8 million from our new smart farming business that we started in 2023. In fiscal 2023, we also generated revenue of US$0.3 million from our ginseng business.

During the year ended December 31, 2023, our non-current assets increased by US$1.6 million. The increase was primarily due to the purchase of US$1.1 million of plant and equipment and US$0.4 million of smart-farming application and computer software for our smart farming business. The purchases were from third-party suppliers and the costs of these assets were based on the purchase price of these assets and the associated costs to bring these assets to the locations for their intended uses.

During the period ended June 30, 2024, our non-current assets decreased by US$0.1 million. The decrease was primarily due to the depreciation of plant and equipment and intangible assets of US$0.2 million offset by the capitalization of deferred costs totaling US$0.1 million. In connection with our initial public offering, we incurred certain offering costs. These deferred costs are capitalized as a non-current asset until the initial public offering is completed.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations.

Our Ability to Increase the Number of Our Distributors and Suppliers

During the six months ended June 30, 2024, our top two customers accounted for approximately 92% of our total revenue, consisting of distributor revenue of 78% and 14% from the construction of smart farming systems. During the six months ended June 30, 2024, our principal supplier accounted for 74% of our total purchases of materials and outsourced production costs.

During the year ended December 31, 2023, our three distributors accounted for approximately 81% of our total revenue. During the year ended December 31, 2023, our principal supplier accounted for 84% of our purchases. During the year ended December 31, 2022, one supplier accounted for 66% of our total purchases of materials, which consisted of ginseng roots.

While we strive to maintain our relationships with our three current distributors and major suppliers, there is no guarantee that we will continue to maintain our business relationships with our current distributors and suppliers at the same level, or at all. In the event that a distributor or our major suppliers terminates its relationship with us, we cannot assure you that we will be able to secure a replacement in a timely manner, or at all. Losing one or more of our distributors or our principal suppliers could adversely affect our revenue and profitability.

Supply chain disruptions could adversely impact our operations

Our smart farming solution services depend on a complex global supply chain encompassing equipment manufacturing, raw material import/export, and solution implementation. Any disruption could lead to shortages, quality issues, or price fluctuations, adversely affecting service delivery and profitability. Prolonged disruptions could force our company to seek alternative suppliers or solutions, potentially at a higher cost or lower quality, which could negatively impact our competitive position and financial performance. Should key components become unavailable for extended periods, product delays or increased production costs could result, hampering our ability to meet customer demands and achieve revenue targets.

Financial Statements in U.S. Dollars

Our company’s functional and reporting currency is the United States dollar (“US$”). The financial records of our subsidiary located in Canada are maintained in its local currency, the Canadian dollar (“CAD”) which is the functional currency of the entity.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations.

Explanation of Key Income Statement Items

Revenues

Since 2023, we have generated revenues mainly from the sale of our hydroponic growing systems and have begun to sell technical support services. Our revenues from smart farming solution services to date have been primarily sales to our distributors in Canada and New Zealand, who accounted for $1.7 million (81%) and $0.6 million (78%) of our revenues in the year ended December 31, 2023 and the six months ended June 30, 2024, respectively.

Costs of revenues

Costs of revenues consist of smart farming system outsourcing production costs, amortization and depreciation, purchases of other supplies and salary and benefits.

Operating expenses

Our operating expenses primarily consist of general and administrative expenses, which generally are fixed and consist primarily of employee salaries, office rents and professional fees. Included in our operating expenses are selling expenses.

Results of Operations

Revenue

The following table outlines the composition of our revenue streams in the six months ended June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
	US$	US$
Smart farming systems	718,831	—
Ginseng sales	—	29,973
Ginseng product consulting services	—	74,200
Total	718,831	104,173

Our revenues increased by US$0.6 million, or 590%, to US$0.7 million for the six months ended June 30, 2024 compared to approximately US$0.1 million for the six months ended June 30, 2023. The increase was due to the launch of our new smart farming business in the second half of the fiscal 2023. In the six months ended June 30, 2024, distributor revenue accounted for approximately 78% of our revenue, the construction of smart farming systems accounted for approximately 20% of our revenue, and the remaining small percentage was attributable to our FAAS services. We had no revenue from ginseng sales or consulting services in the six months ended June 30, 2024, as we exited this business in 2023 to concentrate on our new smart farming business.

The following table outlines the composition of our revenue streams in the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	US$	US$
Smart farming systems	1,837,951	—
Ginseng sales	40,596	158,866
Ginseng product consulting services	222,272	18,460
Total	2,100,819	177,326

Our revenues increased by US$1.9 million, or 1,085%, to US$2.1 million for the year ended December 31, 2023 compared to approximately US$200 thousand for the year ended December 31, 2022. The increase was due to the launch of our new smart farming business in 2023 which generated US$1.8 million in revenue in 2023. For the year ended December 31, 2023, 64% of our smart farming systems revenues were generated in New Zealand, and 36% in Canada. Revenue from ginseng sales and consulting services decreased by approximately US$100 thousand, or 74%, before we exited this business to concentrate on our new smart farming business.

Costs of Revenues

The following table sets forth a breakdown of our costs of revenues for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	US$	US$
Amortization	71,525	—
Depreciation	99,098	—
Freight expense	1,652	52
Payroll expenses	4,713	33,294
Purchases of materials	21,064	6,640
Outsourced production costs of smart farming system	257,303	—
Total	455,355	39,986

Costs of revenue increased by US$0.4 million, or 1,040%, during the six months ended June 30, 2024, compared with the same period in 2023. The increase was in line with the significant increase of our revenue due to the start of our smart farming business.

Our costs of revenues for the six months ended June 30, 2024 primarily consisted of outsourced smart farming system production costs, amortization and depreciation, purchases of other supplies and salary and benefits. There was no comparable costs of revenue in the 2023 period as the smart farming revenues were first recorded in the second half of 2023.

Our overall gross profit margin decreased from 62% for the six months ended June 30, 2023 to 37% for the same period in 2024, primarily due to the costs of revenues associated with our smart farming business. In the 2023 period our costs of revenues were associated with our former ginseng business. The decrease in gross margin was due to our ginseng business having a higher margin than our smart farming business. Our revenue in first half of 2023 was purely from our former ginseng business compared to our revenue in first half of 2024 was purely from our smart farming business.

The following table sets forth a breakdown of our costs of revenues for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Amortization	17,524	—
Depreciation	110,835	—
Freight expense	941	—
Impairment loss of inventories	—	53,467
Other supplies	20,694	—
Payroll expenses	33,245	38,428
Purchases	—	68,405
Outsourcing production costs of smart farming system	635,107	—
Total	818,346	160,300

Costs of revenue increased by US$0.7 million, or 411%, for the year ended December 31, 2023 compared with the same period in 2022. The increase was in line with the significant increase of our revenue due to the start of our smarting farming business.

For the year ended December 31, 2023, US$0.78 million out of the total costs of revenues was related to our smart farming business, which primarily consisted of outsourced smart farming system production costs, depreciation, salary and benefits, other supplies, and amortization. The remaining cost of revenue in fiscal 2023 was related to our ginseng business.

There was no cost of revenue in fiscal 2022 with respect to our smart farming business which started in fiscal 2023. Costs of revenues in fiscal 2022 related solely to our ginseng business.

Our overall gross profit margin increased from 9.6% for the year ended December 31, 2022 to 61.0% for the year ended December 31, 2023, primarily due to the recognition of a US$53 thousand impairment loss on inventories in 2022. The gross profit of our smart farming business was US$1.1 million, or 57% for the year ended December 31, 2023. Distributor revenue accounted for more than 92.4% of our total revenue with the remaining small percentage attributable to our sales to individuals. Since individual customers only accounted for a small percentage of our total revenue in fiscal 2023, the 57% gross margin largely represented our overall gross margin from sales to our distributors.

Operating expenses

Our operating expenses consist primarily of general and administrative expenses. Our general and administrative (“G&A”) expenses generally are fixed and consist primarily of employee salaries, office rents and professional fees.

The following table sets forth a breakdown of our general and administrative expenses for the six months ended June 30, 2024 and 2023:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	US$	US$
Selling expenses	898	1,137
General and administrative expenses	478,746	100,531
Total operating expenses	479,644	101,668

Our G&A expenses increased by US$378 thousand during the six months ended June 30, 2024 compared with the same period in 2023. This increase was primarily due to accrued audit fees of US$140 thousand, legal fee of US$110 thousand, an increase in employee salaries of US$54 thousand and the rental of an additional office, which increased the rental expense by US$32 thousand. The increase in professional fees was mainly due to costs associated with this offering.

The following table sets forth a breakdown of our general and administrative expenses for the years ended December 31, 2023 and 2022:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Selling expenses	2,243	692
General and administrative expenses	226,974	219,652
Research and development expenses	4,381	—
Total operating expenses	233,598	220,344

There was no material change in our G&A expenses in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Income tax expense

There was no material change in our income tax expenses. Our income tax expense increased by US$9 thousand for the six months ended June 30, 2024 compared to the same period in 2023.

Our income tax expense increased by US$0.2 million for the year ended December 31, 2023 compared to the same period in 2022, when such expense was nil. The increase was due to the fact that we recorded a profit in 2023 compared to a loss in 2022.

Net income (loss)

Our net loss for the six months ended June 30, 2024 was US$300 thousand, compared to a net loss of approximately US$37 thousand to the same period in 2023.

Our net income for the year ended December 31, 2023 was US$0.9 million compared with a net loss of approximately US$0.2 million in 2022.

Liquidity and Capital Resources

As of June 30, 2024, we had approximately US$0.7 million (December 31, 2023: US$0.1 million) in cash and had a working capital deficit of approximately US$84 thousand (December 31, 2023: working capital deficit of US$0.9 million).

Historically, we have financed our operations through cash generated from operations and capital contributed by our then sole shareholder. On March 1, 2024, we completed a private placement of 950,000 Class A common shares at a price of US$1.053 per share for aggregate gross proceeds of US$1 million. On May 21, 2024, we issued 400,000 Class A common shares at a price of US$2.00 per share in a private placement. The gross proceeds of US$0.8 million from the private placement was received in July 2024.

In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue sources in the future, and our operating commitments. Our working capital requirements mainly consist of costs of goods sold and general and administrative expenses. We expect that our capital requirements will be met by cash generated from our operating activities and financing activities, including from the proceeds of our March and May 2024 private placements and loans from our shareholders. We believe that our current cash and cash generated from operations will be sufficient to meet our current and anticipated working capital requirements for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in our business conditions or other developments.

Cash Flows for the Six Months Ended June 30, 2024 and 2023

The following table summarizes our cash flows for the periods presented:

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
	US$	US$
Net cash (used in) provided by operating activities	(498,365)	2,584
Net cash used in investing activities	(4,358)	—
Net cash provided by financing activities	1,086,689	42,609
Net increase in cash	613,005	35,979
Cash at beginning of period	121,368	11,528
Cash at end of period	734,373	47,507

We had cash of US$734 thousand as of June 30, 2024 compared with cash of US$48 thousand as of June 30, 2023.

Operating Activities

Net cash used in operating activities was US$498 thousand for the six months ended June 30, 2024 compared to net cash provided by operating activities of US$3 thousand for the same period in 2023. The cash used in operating expenses was primarily due to the following:

(i)     We had a net loss of US$300 thousand for the six months ended June 30, 2024. For the six months ended June 30, 2023, we had net loss of US$37 thousand, which led to a US$263 thousand increase in cash used in operating activities.

(ii)    Our accounts receivable increased by US$253 thousand in the six months ended June 30, 2024. There were no accounts receivable as of June 30, 2023. As at June 30, 2024, 98% of our accounts receivable were due from our distributors. We offer standard credit term of 180 days to our distributor customers. As of November 25, 2024, 83% of the accounts receivable outstanding at June 30, 2024, has been collected.

(iii)   Our contract assets increased by US$105 thousand in the six months ended June 30, 2024. There were no contract assets as of June 30, 2023. Contract assets represent revenue accrued with respect to the construction of smart-farming systems that is being accounted for based on the over-time method of revenue recognition by measuring the progress toward completion of the performance obligation.

(iv)   Change in tax payable of US$8 thousand at June 30, 2024 compared nil at June 30, 2023.

(v)    Change in non-cash items provided US$213 thousand net cash inflow for the six months ended June 30, 2024. For the six months ended June 30, 2023, changes in non-cash items provided net cash inflow of US$14 thousand, which led to a US$199 thousand increase in net cash inflow from operating activities.

Investing Activities

Net cash used in investing activities was US$4 thousand for the six months ended June 30, 2024, primarily used for the purchase of property, plant and equipment, compared to nil for the same period in 2023.

Financing Activities

For the six months ended June 30, 2024, we had cash provided from financing activities of US$1,087 thousand, which was primarily attributable to the net proceeds from the US$1 million share issuance and US$217 thousand of net advances from a related party, offset by the capitalization of deferred costs totaling US$130 thousand. The US$217 thousand of net advances were provided by Ms. Du as a shareholder loan to support the Company’s working capital needs. There are no material terms associated with loan, which is non-interest bearing, unsecured and due on demand.

For the six months ended June 30, 2023, cash provided by financing activities was US$43 thousand, which was related to advance from our related parties.

Cash Flows for the Year Ended December 31, 2023 and 2022

The following table summarizes our cash flows for the periods presented:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	US$	US$
Net cash provided by (used in) operating activities	62,351	(90,603)
Net cash used in investing activities	(3,024)	(17,252)
Net cash provided by financing activities	38,888	93,800
Net increase (decrease) in cash	98,215	(14,055)
Cash at beginning of period	11,528	5,426
Cash at end of period	121,368	11,528

We had cash of US$121 thousand as of December 31, 2023, compared with cash of US$12 thousand as of December 31, 2022.

Operating Activities

Net cash provided by operating activities was US$62 thousand for the year ended December 31, 2023, compared to net cash used in operating activities of US$91 thousand for the same period in 2022, representing a US$153 thousand increase in the cash provided by operating activities. The increase was primarily due to the following:

(i)     We had net income of US$918 thousand for year ended December 31, 2023. For the same period in 2022, we had a net loss of US$205 thousand, which led to a $1.1 million increase in net cash provided by operating activities.

(ii)    Change in non-cash items, including depreciation and amortization expenses, was US$142 thousand for the year ended December 31, 2023. For the same period in 2022, change in depreciation, amortization expenses, impairment loss of property, plant and equipment and impairment loss of inventories was US$71 thousand, which led to a US$71 thousand increase in net cash provided by operating activities.

(iii)   Our accounts receivable increased by US$1.9 million in the year ended December 31, 2023. There was no accounts receivable as of December 31, 2022. 98% of accounts receivable were due from our distributor customers, no accounts receivable was due from individual customers. By the end July 2024, all accounts receivable outstanding as of December 31, 2023 has been collected.

(iv)   Our accounts payable and accrued liabilities totaled US$2.4 million at December 31, 2023 compared to US$1 thousand at December 31, 2022. As of December 31, 2023, 90% of accounts payable were related to the acquisition of non-current assets and purchase of consumables for our services packages, 9% of accounts payable were related to the commission paid to distributors, and only 1% of accounts payable were related to general expenses.

(v)    Change in tax payable of US$119 thousand at December 31, 2023 compared to nil at December 31, 2022.

Investing Activities

Net cash used in investing activities was US$3 thousand for the year ended December 31, 2023, primarily used for the purchase of property, plant and equipment. For the same period in 2022, net cash used in investing activities was US$17 thousand, primarily used for the purchase of property, plant and equipment.

Financing Activities

For the year ended December 31, 2023, we had cash provided from financing activities of US$39 thousand, which was attributable to funds borrowed from related parties. For the year ended December 31, 2022, we had cash provided by financing activities of US$94 thousand, which was primarily attributable to funds borrowed from Li Xia Du, to support the Company’s working capital needs. The loans are non-interest bearing, unsecured and due on demand.

Commitments and Contractual Obligations

We have two operating leases for office space. The lease terms expire at various dates through September 2025 to December 2029, with options to renew for the same terms at our sole discretion. We have not included these options to extend or terminate in its calculation of right-of-use (“ROU”) assets or lease liabilities as it is not reasonably certain to exercise these options.

The maturities of lease liabilities as of June 30, 2024 and thereafter are as follows:

US$
2024	45,416
2025	77,182
2026 and beyond	108,702
Total minimum lease payment	231,300
Less: imputed interest	(28,386)
Total lease liabilities	202,914
Less: current potion	(67,662)
Non-current portion	135,252

Other than the above leases, we did not have significant commitments, long-term obligations, or guarantees as of June 30, 2024.

Research and Development

Our company’s research and development strategy is data-driven. Using data collected from sensors installed in our hydroponic growing systems, we process and analyze this information at our data center using advanced big data structures and machine learning models developed by third-parties. These sensors capture environmental and growth data from the plants every ten minutes, which is then transmitted to our data center. The data is processed and refined to generate actionable insights, which are delivered to users through our mobile application. While the underlying data structures and models were originally developed by external parties, we continuously fine-tune them based on the growing environmental data from our systems. As this data set expands, we periodically update and retrain the models to capture new patterns. This approach ensures that the insights provided are data-driven, tailored to individual growing environments, and optimized over time through a feedback loop of continuous learning and refinement. However, we do not have a formal research and development department and have not incurred significant research and development expenses to date. We have invested in proprietary software developed for us by third parties.

Our software is proprietary, and we have implemented protective measures both of a legal and practical nature. We through Banjia have obtained and registered a design patent in China and rely upon the copyright laws to protect against unauthorized copying of the object code of our software and upon copyright and trade secret laws for the protection of the source code of our software. In addition, we enter into confidentiality agreements with our customers and other business partners to protect our software technology and trade secrets. Despite all of these measures, it is possible that competitors could copy certain aspects of our technology or obtain information that we regard as a trade secret in violation of our legal rights.

Off-balance Sheet Commitments and Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements as defined under the rules and regulations of the SEC, or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contingencies

We are subject to legal proceedings and regulatory actions in the ordinary course of business. As of June 30, 2024 and December 31, 2023, we were not a party to any material legal or administrative proceedings.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenue and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

While management has determined that there are no critical accounting estimates, the estimates that require relatively significant consideration relates to useful lives of property, plant and equipment, intangible assets, the percentage of completion in determining the revenue to be recognized based on the over time method for construction of vertical smart farm systems, and valuation of inventory.

Property, plant and equipment and intangible assets are recorded at cost, less accumulated depreciation or amortization and impairment. The estimation of useful lives impacts the level of annual depreciation and amortization expenses recorded and the estimation is a matter of judgement based on the experience of our Company and general industry practice with similar assets. The estimated annual depreciation and amortization rates of our property, plant and equipment and intangible assets are generally as follows:

Property, plant and equipment
Category	Depreciation method	Depreciation rate
Furniture and equipment	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of lease term or 5 years

We had property, plant and equipment of US0.9 million, US$1.0 million and US$15 thousand as of June 30, 2024, December 31, 2023 and 2022, respectively.

Depreciation expenses are recorded in costs of sales and general and administrative expenses. We recorded total depreciation expenses of US$124 thousand and US$3 thousand during the years ended December 31, 2023 and 2022, respectively. We recorded total depreciation expenses of US100 thousand for the six months ended June 30, 2024. Depreciation expenses for the six months ended June 30, 2023 was immaterial.

Intangible assets
Category	Depreciation method	Estimated useful life
Smart farming applications	Straight-line	3 years
Computer software	Straight-line	3 years

We had intangible assets of US$342 thousand, US$423 thousand and nil as of June 30, 2024, December 31, 2023 and 2022, respectively.

Amortization expenses are recorded in costs of revenue and general and administrative expenses. We recorded total amortization expenses of US$18 thousand and nil during the years ended December 31, 2023 and 2022, respectively. We recorded total amortization expenses of US$72 thousand for the six months ended June 30, 2024 (2023: nil).

Revenue recognition for construction of vertical smart farm systems

Construction of vertical farm systems represent smart vertical farming systems built for certain corporate or individual customers. The construction agreements contain two performance obligations consisting of: i) the completion of construction services; and ii) provision of the farming services over a six-month or one-year period. For the performance obligation of construction services, revenue is recognized over completion time by using the cost-to-cost input method, which is based on costs incurred relative to the total estimated costs. Recognizing revenue over time requires the Company to determine the percentage of completion of the construction services at the period end. Determination of the percentage of completion is subject to significant estimates by management. During the six months ended June 30, 2024, US$142,188 (2023: Nil) of revenue is recognized in relation to the construction of vertical smart farm systems.

Inventory

Inventory consists of smart farming systems and ginseng products and is recorded at the lower of cost (weighted average cost method) or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of revenues. During the year ended December 31, 2022, the Company recorded a write-off of US$53,467 of ginseng inventory due to the Company’s decision to cease its ginseng business. During the six months ended June 30, 2024, there was no inventory write-off.

Business

Our Mission

We are committed to becoming a leader in the field of smart farming solution services, focusing on vertical and hydroponic farming. Our goal is to promote sustainable food security by developing and building customized smart farming systems for global customers based on the systematic integration of technology, hardware and software, coupled with a full range of integrated technical and supply services (Farming as a Service, or FaaS).

Our Business

We currently sell hydroponic growing systems and technical support services to individual households and community groups and are developing a hydroponic growing system for urban farms. Our hydroponic growing systems include various sensors, growing trays, racks for growing trays, growing baskets, light panels, water tanks and consumables such as seeds, grow sponges and nutrient solutions. We also provide advice, agricultural data intelligence, controllable data applications that assist users to manage growing conditions, environmental design consulting, equipment installation, and agricultural technical support to the users of our equipment. We intend to provide such equipment and services to urban farms (such as organic vegetable farms) by the end of 2024 and to smart greenhouses and large-scale farming systems in 2025. Our core technology is based on real-time remote data monitoring, utilizing off-the-shelf sensors we have purchased from third parties. Based on the data received from the installed sensors and analyzed at a data center using big data structures and machine learning training models developed for us by third parties, we provide data intelligence to users of our hydroponic growing systems through our mobile application. The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of the vegetables. This data is transmitted to our data center, where it is processed using big data structures and machine learning models. While the data structures and machine learning models were initially developed by third parties, we continuously fine-tune them based on the environmental data obtained from our hydroponic growing systems. As the data grows over time, we periodically update and retrain the models to incorporate new patterns observed in the feedback loop. The recommendations we provide through our mobile application are both data-driven and highly customized to each user’s specific growing environment. Our customers can access real-time insights and personalized summary data through our mobile application, enabling them to make informed decisions and optimize their planting.

In a publication of the College of Agriculture, Biotechnology & Natural Resources of University of Nevada, Reno, captioned “Hydroponics: A Brief Guide to Growing Food without Soil” by Treftz, C, Kratsch, H, and Omaye, S, the authors reported that the advantages of hydroponic farming include:

•        Plants can be grown anywhere year-round;

•        Greater control over growing conditions for increased crop yields and faster growing times;

•        No weeding required; saves water, up to 90%;

•        No need for crop rotation;

•        Plants can be placed together and stacked vertically; and

•        Materials can be reused.

Industry Overview

The growth of smart farming is based in great measure on the use of IoT (the internet of things) technology. The core of IoT is the data you can draw from things and transmit over the internet. To optimize the farming process, IoT devices collect and process data in a repetitive cycle that enables farmers to react quickly to emerging issues and changes in ambient conditions. Smart farming follows a cycle similar to this one:

(1)    Observation.    Sensors record observational data from the crops, livestock, soil, or atmosphere.

(2)    Diagnostics.    The sensor values are fed to a cloud-hosted platform with predefined decision rules and models — also called “business logic” — that ascertain the condition of the examined object and identify any deficiencies or needs.

(3)    Decisions.    The user and/or the machine learning-driven components of the IoT platform assess the issues to decide if any treatment is necessary.

(4)    Action.    After end-user evaluation and action, the cycle repeats from the beginning.

Automation in Smart Greenhouses

Traditional greenhouses control the environmental parameters through manual intervention or a proportional control mechanism, which management believes often results in production loss, energy loss, and increased labor costs. In a research paper captioned “A Review of Hydroponics and Conventional Agriculture Based on Energy and Water Consumption, Environmental Impact, and Land Use” published on February 8, 2023 by Drs Dimitra I. Pomoni, Maria K. Koukou, Michail Gr. Vrachopoulos and Labros Vasiliadis of the National and Kapodistrian University of Athens (NKUA), the authors reported that traditional greenhouses experience high rates of production loss, energy loss, and labor costs.

Our management believes that IoT-driven smart greenhouses can intelligently monitor as well as control the climate, eliminating the need for manual intervention. Various sensors can be deployed to measure the environmental parameters according to the specific requirements of the crop. The data generated by the sensors can be stored in a cloud-based platform for further processing and control with minimal manual intervention. We believe that quantifying the costs of smart farming compared to traditional greenhouses across the categories of production, energy, and labor involves significant complexity. The variability in factors such as location, scale, technology adoption, and environmental conditions makes such comparisons inherently complex. However, available research can provide a general sense of potential differences.

In a research paper captioned “The Economics and Optimal Design of Missouri Indoor Farming Supply Chains” published on September 2023, by Haitao Li, Professor and Chair, Supply Chain and Analytics University of Missouri-St. Louis, et al, the authors reported that smart hydroponic and vertical farming can achieve yields per acre that are 10 to 20 times higher than non-vertical systems like traditional greenhouse methods and open-field farming.

We believe that smart farming and IoT-driven agriculture are paving the way for what some have called a “Third Green Revolution” which draws upon the combined application of data-driven analytics technologies, such as precision farming equipment, IoT, big data analytics, robotics, etc. In the future, this smart farming revolution is expected to reduce the use of pesticide and fertilizers while improving overall efficiency. IoT technologies are expected to enable better food traceability, which in turn is expected to lead to increased food safety. In an article in the Journal of Informatics Education and Research entitled “Empowering Agricultural Ecosystems: Leveraging 5G IoT for Enhanced Product Integrity and Sustainable Ecological Environments, the authors, reported on their study of the change making potential of IoT Technology indicating that Dr. Pankaj Mudholkar and Dr. Megha Mudholkar IoT technology in hydroponic, vertical and smart farming can significantly enhance food traceability and food safety.

We believe that the use of IoT technologies will also be beneficial for the environment, through the more efficient use of water. Therefore, we believe that smart farming has a real potential to deliver a more productive and sustainable form of agricultural production, based on a more precise and resource-efficient approach.

Our company is committed to achieving breakthroughs in the field of smart farming solution services, focusing mainly on agricultural data intelligence, data applications that assist users to manage growing conditions and support services in the field of digital agriculture. We believe that through these efforts, we can bring more intelligent and digital solutions to farming and improve agricultural production efficiency and quality. We believe that with the continuous development of smart farming, market competition in this field will become more intense.

Our Strengths

We believe that we are well-positioned to achieve our strategic goals through several key business strengths, including the following:

We are a technology-driven smart farming solution and services provider.    As a technology-driven solution and services provider for the smart farming industry, we concentrate on the integration of hardware, software, and data technology. Our core competency is the management and analysis of agricultural data. The sensors installed on our hydroponic growing systems extract a large amount of data from the growth process of each vegetable, which allows us to use big data structures and machine training models to analyze the data and provide planting optimization suggestions in a timely manner. We do not focus on growing and selling vegetables but rather on providing equipment and services for growing vegetables.

Our multi-scaled products and services fulfill a wide range of scenarios and client requirements.    We offer a diversified portfolio of products designed or selected by us (but manufactured by third parties) and services that are designed to be used by a broad spectrum of customers, including household users, community groups and, in the future, industrial users.

Innovative technological and data centered solutions empowered by experienced data collaborators.    Our team includes a data expert who has many years of experience in the fields of data science and the telecommunications industry and possesses high level of expertise and knowledge in delivering cutting-edge solutions. Since agricultural experts are very specialized, we rely on the specific expertise of multiple third parties, instead of keeping in-house experts, to maximize access to different types of agricultural expertise while maintaining reasonable costs.

Our Strategy

Our goal is to expand our business by enhancing our data technology and algorithms to increase efficiency and lower costs, while improving user experience. Our focus on service and user satisfaction underscores our commitment to becoming a leader in sustainable agriculture by meeting customer needs with innovative and efficient solutions.

We have positioned ourselves as a technology-driven smart farming solution services provider, which we believe distinguishes us from the majority of smart farming and vertical farming companies. The smart farming industry currently emphasizes the sale of end products, such as leafy greens and herbs, as the primary source of revenue. Many companies initially invest in large-scale vertical farms, employing extensive and costly equipment alongside ambitious automation efforts. This approach often leads to significant cash burn, compounded by the high costs associated with growing leafy greens — a result of technology that has yet to mature fully. In contrast, we direct our focus towards offering services to customers interested in venturing into smart farming, rather than engaging in actual farming ourselves. This strategic orientation allows us to operate as a significantly less asset-heavy entity. We believe that this has positioned us advantageously within the market and aligns with our overarching goal of sustainable profitability. We operate with light assets and low costs, which we believe can quickly generate profitability and effectively control risks. We believe that the large amount of data we collect will help us to improve our existing smart-farming services and enable us to serve larger-scale plant factory projects in the future.

Strategic Initiation and Scalable Growth

We were established with the goal of serving primarily large-scale urban farms. Serving such customers, however, requires high investment costs and involves high operational risks. As such, we decided to stage our growth at a controllable and cost-efficient pace. We decided to initially target household users, then expand to community vegetable gardens before we serve large farm customers. Selling hydroponic growing systems and related services to household customers is relatively easy to execute with controllable costs. Household customers produce the broadest range of data because they grow a greater variety of vegetables, which was useful to start our primary data collection analysis. Household customers’ needs are also consistent and easy to serve. We use distributors to sell our products and services to household customers to minimize logistical costs. The second stage of our growth strategy was to expand to community gardens and scale up our offerings of equipment and services. Community garden consumers produce a large quantity of data which enables us to test the accuracy of data models we created based on data collected by us and helps us provide better and more precise recommendations to our customers. We believe that the data and experience accumulated from serving community garden consumers will also prepare us to better serve large farm customers in the future.

Geographic Expansion with a Phased Approach

We engaged a distributor in British Columbia in October 2023, a distributor in Saskatchewan in November 2023, and a distributor in New Zealand in November 2023. On November 21, 2023, we entered into an agreement with Billions Trading, our distributor in New Zealand, providing for an initial sale of 900 PFAI Model M systems and the materials required for FaaS Plus services packages for the 900 systems. Billions Trading agreed to act as our distributor and to sell PFAI Model M systems and provide FaaS Plus services to its customers for a two-year period. To augment our market presence and user base, we intend to forge collaborations with additional seasoned distributors. We plan to expand to Australia by engaging a local distributor in the Spring of 2025.

Our Products

Our main products and services include PFAI Model Series hydroponic growing systems and subscription packages for FaaS services. Some of our growing systems are equipped with off-the-shelf sensors that capture vegetable growth environment data. These sensors help us monitor the growth of vegetables and collect environmental-related data, such as light, temperature, electricity usage, nutrient solution concentration, carbon dioxide content, humidity, etc. We use big data structures and machine learning training models developed by third parties to help customers adjust light, temperature, humidity, carbon dioxide content and nutrient supply to ensure that vegetables receive optimal environmental conditions and nutrients at different growth stages. On March 15, 2023, we entered into a Technical Development and Hardware Integration Service Cooperation Agreement with Ganghua Weijia Investment Limited and Shanghai E-shine Tel Limited, under which these two third parties are engaged to develop big data structures and machine learning models for us over a three-year period.

Our current services are limited to helping users see changes in data and receive prompts remotely. We intend to implement automated controls that can automatically deliver nutrients, start water circulation, or turn on a thermostat in future devices and provide necessary support services.

PFAI Hydroponic Growing Systems

PFAI Model S and PFAI Model M for Households

The PFAI Model S hydroponic growing system and its operating parameters were designed by us and developed by a third party commissioned by us. We own the molds made by such third party and have engaged an OEM manufacturer to produce the equipment using the molds. Home users who purchase our PFAI Model S can easily start soilless planting at home by simply following the simple instructions we provide. The user sets the agricultural product or flower planting mode on the equipment panel and the equipment will accordingly adjust the color and brightness of the LED light, as well as the lighting time. A circulating water pump operates according to the set cycle to ensure that the concentration of the nutrient solution remains balanced. The PFAI Model S is a compact product featuring a single growing basket. We started to sell the PFAI Model S in late 2023 and it is currently being sold in Canada and New Zealand.

Pursuant to a Design, Mold and Patent Commission Agreement between Banjia and us (the “Banjia Agreement”), Banjia co-designs and makes molds based on our requirements. Banjia obtained a Chinese design patent for the PFAI Model S system and acted as our proxy to maintain the patent issued for the PFAI Model S system for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay US$212,000 to Banjia to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving prior notice of 15 business days during the term. We have also filed design patent applications for PFAI Model S in Canada. Our PFAI Model S is currently being sold in Canada and New Zealand for CAD 180 (approximately US$131 each).

A picture of the PFAI Model S is provided below.

The PFAI Model M is an intelligent hydroponic growing system that automatically adjusts the planting environment required by plants, such as water, light, etc., to ensure their healthy growth. We have engaged Seonwo and Banjia to produce this growing system. The PFAI Model M has many planting shelves which when installed look like a three-dimensional garden. Customers can grow a variety of vegetables on different shelves. Customers can also divide the growth of vegetables into several stages and cultivate vegetables in different shelves in stages, which allows users to grow fresh vegetables all year round. In addition, we are currently offering FaaS Plus service packages for free to customers who purchase the Model M through our distributors. We deliver Model M systems and the materials required for the first six-month period of FaaS Plus service as a package to our distributors, who then provide FaaS Plus services to our end customers. Combined with our FaaS Plus service, customers can use our app on their mobile phones to view environmental data collected by sensors installed on the hydroponic growing systems, such as water temperature, pH value, nutrient solution concentration, etc., and can also view historical records and abnormal conditions. We started to sell the PFAI Model M in late 2023. The Model M is currently being sold in Canada and New Zealand for approximately US$1,451. A picture of the PFAI Model M is provided below.

PFAI Model A for Community Groups

The PFAI Model A is a modular, scalable hydroponic growing system specifically designed to meet the needs of community groups. Our community group customers generally prefer to grow a variety of vegetables on a small scale and strengthen social connections through planting. The PFAI Model A is simple, scalable and every module fits together like building blocks. Customers can add more modules as needed to expand the system. The modular and scalable design allows customer to configure the PFAI Model A based on the customer’s needs, space, power and water resources. Sensors monitor the growing environment at all times to ensure that vegetables grow under optimal conditions. We use big data structures and machine learning training models developed for us by third parties to provide customers with data models to help them better manage vegetable planting. Using the mobile app, users can monitor the conditions of the planting environment at any time and adjust the pH of nutrients and liquids based on the prompts provided by the data model. We started to sell the PFAI Model A in mid-2023 in Canada. The price of our PFAI Model A equipment varies depending on the specific configuration based on the customer’s requirements. A picture of the PFAI Model A is provided below.

PFAI Model R for larger urban vegetable supply institutions

The PFAI Model R is currently in the development stage. We completed the installation of the first PFAI Model R in November 2024. The design concept of the PFAI Model R, which is subject to development, is to incorporate artificial intelligence, machine learning and agricultural technology to place the vegetables being grown in a fully controlled growth environment, and automatically control lighting, water, humidity and nutrients through artificial intelligence, generating the best growing environment. Our target urban farm customers are those who focus on large-scale, commercially-oriented agricultural production, typically aiming for higher yields and sales objectives. We expect to begin providing some of these features incrementally by the end of 2025. An AI generated rendition of a PFAI Model R installation is provided below.

(AI generated images)

FaaS Service Subscription Packages

Our service subscription packages offer our customers both a range of comprehensive consumable supplies and the technical and consultation services needed by them to succeed in growing their crops. We are currently offering FaaS Plus subscription packages for free to customers who purchase the Model M in Canada and New Zealand. We plan to start selling FaaS Plus subscription packages in early 2025. We started selling the FaaS Pro and FaaS Enterprise subscription packages to Model A customers in Canada in mid-2023 and late-2024, respectively. We anticipate launching the Faas Lite subscription package in early 2025. Customers who do not purchase or who are not given our service subscription packages will not receive service support from us.

FaaS Lite and FaaS Plus Service Subscriptions

The FaaS Lite and FaaS Plus service subscription packages are suitable for users of our PFAI Model S and PFAI Model M systems, respectively. We are currently offering FaaS Plus subscription packages for free to customers who purchased the Model M, and we will start to sell FaaS Light and FaaS Plus subscription packages to customer through our distributors in 2025. The packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. We provide the consumables such as seeds, grow sponges and nutrient solutions to our distributors and offer professional training to the distributors’ service personnel, who provide the services to the end users. Customers who purchase our service subscription packages regularly receive seeds, grow sponges and nutrient solutions selected by us. In addition to providing these products to customers, distributors will also provide customers with on-site cleaning of plant roots and necessary disinfection. Currently, as part of the FaaS Lite and FaaS Plus service subscriptions, we collect environmental data for customers’ hydroponic growing systems through the sensors installed in our PFAI Model S and PFAI Model M systems and directly provide such environmental data through our online remote data monitoring system to the customers, which may prompt users to adjust the planting environment and conditions on their own in a timely manner. We then analyze such data and notify our distributors of the abnormal data so that the distributors may guide users to adjust the planting environment and conditions. The service subscription package for home hydroponic growing systems solves issues faced by users when they buy hydroponic growing systems online and try planting on their own. For example, home planting requires appropriate nutrient solutions to ensure that plants receive sufficient nutritional support for plant growth. Suitable plant seeds are needed; however, not all seeds are suitable for indoor planting. We help resolve these issues through our services under our subscription packages.

FaaS Pro and FaaS Enterprise Service Subscriptions

The FaaS Pro and FaaS Enterprise service subscription packages are suitable for community hydroponic growing systems and are designed for PFAI Model A and PFAI Model R systems, respectively. We currently provide the FaaS Pro subscription packages directly to customers and provided the FaaS Enterprise subscription package directly to our first Model R customer in November 2024. The two packages include agricultural seeds, grow sponges and nutrient solutions suitable for a customer’s planting needs. Unlike customers who use hydroponic growing systems at home, customers who use community hydroponic growing systems need to diversify the types of vegetables they grow and create an efficient agricultural system for continuous production of crops year-round. They also need to have control of environmental factors such as nutrient solutions during the growth of crops, effectively prevent the invasion of pests and pathogenic microorganisms and achieve pollution-free large-scale production without the use of pesticides, etc., all of which require on-site services from professionals. We intend to assign dedicated on-site service personnel to assist customers in creating planting plans and ensure that they successfully complete the planting process.

In order to provide customers with the ability to monitor agricultural production conditions at any time, we designed the PFAI SMART FARMING mobile application. Through this application, our customers are able to monitor the output of the sensors in real time and receive analyzed data and notices of abnormal conditions. Customers can check the status of the planting environment at any time through the application and adjust the environment in time to promote the healthy growth of crops. This application has been designed with privacy principles in mind. No customer identifiable information is collected by us in the operation of this mobile app.

(Images of Pinnacle service vehicles owned by our Canadian distributors)

The table below indicates each party’s role in designing, developing, manufacturing and selling our products and services.

Products/Services	Design and Development	Manufacture/Assembly	Sales
Model S	Designed and developed by Pinnacle and Banjia	Manufactured by Banjia	Sold through our distributors
Model M	Off-the-shelf product purchased from Banjia and Seonwo	Manufactured by Seonwo and Banjia	Sold through our distributors
Model A	Pinnacle provides customized consulting and design plans	Assembled by Pinnacle	Sold by Pinnacle
Model R	Pinnacle provides customized consulting and design plans	Assembled by Pinnacle	Sold by Pinnacle
FaaS Lite	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Plus	Designed and developed by Pinnacle	N/A	To be sold by our distributors
FaaS Pro	Designed and developed by Pinnacle	N/A	Sold by Pinnacle
FaaS Enterprise	Designed and developed by Pinnacle	N/A	Sold by Pinnacle

Our Technical Advantages

Big data plays a key role in smart farming. By collecting a large amount of planting data, including environmental parameters such as light, temperature, humidity, nutrient solution concentration, and carbon dioxide concentration, we analyze and apply these data in real time through machine learning algorithms, to learn whether and how to adjust environmental parameters, and create conditions most suitable for plant growth. Such precise control not only help our customers improve output and quality, but also effectively reduce resource costs.

We collect a large amount of data during the growth of each plant, continuously optimize the data model, and provide customers with personalized agricultural services. For example, customers have different vegetable planting purposes, which will lead to many different needs. Some customers want to grow a single type of lettuce, while others want to grow coriander. Some customers seek to grow fruits and vegetables such as cucumbers and tomatoes, while others seek to grow mixed vegetables. Some customers need a clear maturity cycle of vegetables to meet the needs of market procurement, while others require continuous vegetable production that can be picked at any time. Our data helps us provide optimal solutions for large-scale planting customers to help them manage agricultural production more efficiently and achieve greater profits.

Our smart farming systems are designed with scalability in mind. The modular design makes it easier to expand the size of the hydroponic growing systems. Customers can adjust the scale and configuration of hydroponic growing systems according to their own needs and resource conditions to cope with market changes and changing production needs.

Our smart farming systems also provide users with better risk management tools. Through real-time monitoring and data analysis, we can promptly detect abnormalities in the growth process of vegetables and help customers take corresponding measures to deal with them, minimizing crop losses and ensuring the stability and sustainability of agricultural production.

(images of Pinnacle’s mobile application PFAI SMART FARMING)

Our Operating History in the Smart Farming Solution Industry

In 2023, we concentrated on and completed the design, development, mold customization, and OEM production of the PFAI Models S, M and A and engaged our three distributors. We also sold and completed two Model A projects for customers in Vancouver, Canada, including two FaaS Pro service subscription packages, for a total price of $224,400 Canadian dollars (approximately US$166,259).

In 2023, we also carried out the development of the Model R modular plant factory. We completed the installation of the first PFAI Model R and provided the FaaS Enterprise subscription packages directly to our customer in November 2024. In 2023, we sold 1,502 Model S units and 1,165 Model M units, and provided 1,160 FaaS PLUS service subscription packages, with a total sales of $2.48 million Canadian dollars (approximately US$1.84 million.

Regulatory Environment

We are subject to various regulatory and legal requirements in connection with the operation of our business both in Canada and as a Cayman company. We believe that we are in compliance with these requirements.

Regulations Affecting Both Smart and Vertical Farming

Consumer Product Safety: Hydroponic equipment is required to meet all requirements of the Canada Consumer Product Safety Act and its associated regulations. This includes compliance with the Canadian Electrical Code.

Compliance with Radio Transmission Requirements

In Canada, Innovation, Science and Economic Development Canada (ISED) regulates radio devices and other electronic products such as sensors. ISED oversees and regulates radio apparatus or equipment that can potentially cause interference to radiocommunication. Such sensors and transmitters may require license registration, certification, and proper labeling. No person shall distribute any radio-apparatus, interference-causing equipment, or radio-sensitive equipment that does not comply with technical standards established by ISED. Sensors are certified by ISED’s Certification and Engineering Bureau. Both the producers of such sensors and companies who incorporate such sensors into their products and distribute them to consumers are responsible for ensuring compliance with certification requirements.

Pursuant to section 15 of the Radiocommunication Regulations, wireless low power devices that operate on a “non-interference non-protection” basis are exempt from licensing. The sensors used in our products do not transmit microwaves or track geo-location. Instead, they transmit data by connecting to the Internet and use standardized Wi-Fi frequencies at 2.4GHz, 5GHz, or 6GHz, as established and followed by protocols from internet service providers. Therefore, these sensors are exempt from licensing.

Competition Act Compliance

In Canada, the Competition Act, R.S.C., 1985, c. C-34 prohibits false and deceptive marketing. The Competition Bureau has the ability to enforce the Competition Act, and anticipated legislation may enable other entities to seek leave to bring claims against competitors for breaches of the Act. In addition, the Canadian Food Inspection Agency can take enforcement measures.

Privacy and Data Protection

In Canada, the collection of personal information is governed by federal and applicable provincial privacy laws, including the federal Personal Information Protection and Electronic Documents Act, the Alberta Personal Information Protection Act, the B.C. Personal Information Protection Act and the Quebec Act Respecting the Protection of Personal Information in the Private Sector.

In general, we do not collect personal information through the operation of our products, such as through sensors or our mobile app. To the extent that personal information of individuals is collected, used or disclosed in our operations, individuals must receive adequate notice in advance and provide consent. If we provide services to Quebec residents, we are required to provide notices and obtain consents in French. We are also required to comply with applicable requirements regarding security, the protection, retention and destruction of personal information, in accordance with Canadian privacy law.

Laws and Regulations that May Affect our Shareholders

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting our company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.pinnaclefoodinc.com; or through phone number +1 604 3708505.

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

Competition

We believe that smart farming is a high-growth market with immense potential. While several companies operate in this space, including AeroGrow International Inc., Lettuce Grow LLC, Freight Farms Inc., Fork Farms Inc., and American Hydroponics, we do not consider them direct competitors. The industry is still in its early stages, and each of the other companies focuses on different dimensions of the market, shaped by varying levels of funding and investment. We also believe that this expansive market presents significant opportunities for innovation and growth, where increased competition can ultimately benefit all market participants by raising awareness and accelerating the adoption of this transformative technology among consumers.

We believe that the key differentiator for our company compared to other market participants is our focus on comprehensive, data-driven FaaS services, while other companies may concentrate on selling hardware like hydroponic container boxes, equipment, and consumables. This market is emerging, characterized by numerous new technologies and business models, with many players experimenting with innovative approaches. Some market participants who claim to be FaaS providers typically only offer software or specialize in a specific area of data collection. In contrast, we are dedicated to an integrated approach that encompasses hardware solutions tailored for various scales of farming — from individual households to community and business applications — paired with customized, data-enhanced FaaS support.

We do not believe that there are significant barriers to entry in the market of offering smart farming systems; however, we, unlike other market players, differentiate our company by being able to deliver tailored services to purchasers of our smart farming systems. The entry of more companies into the smart farming solution industry may lead to price wars and a decline in service quality, thereby impacting our company’s profitability and market access. This increased competition might require us to engage in more aggressive marketing and sales initiatives, which could further strain our resources and reduce our profit margins. To remain competitive, we may need to lower prices or increase customer incentives, which can adversely affect our profit margins and overall financial health.

Sales and Marketing

We sell home hydroponic growing systems (PFAI Model S and PFAI Model M) through distributors in Canada and New Zealand and aim to gradually establish a global distribution system. Our distributors are responsible for the promotion and sales of home hydroponic growing systems and service subscription packages.

Our Model A community hydroponic growing system is marketed by us through direct sales by online promotion and offline services. We promote equipment services (i.e. equipment selection, procurement and installation) and technical support together to customers. We don’t incur material marketing costs because customers typically inquire about the company’s products and services online, through which we communicate with the customer and execute sales.

Our marketing plan for the Model R urban hydroponic growing system is to promote this product online and participate in direct sales efforts at global farm products exhibitions.

We plan to increase our marketing promotion efforts, increase online and offline customer interaction, enhance brand influence and continue to direct traffic to distributors. We also plan to increase sales in our existing markets and add distributors in more countries.

Intellectual Property

As of June 30, 2024, we had registered our domain name, www.pinnaclefoodinc.com. We have also launched a mobile app, PFAI Smart Farming.

Additionally, pursuant to the Banjia Agreement, Banjia co-designs and makes molds based on our requirements. Banjia obtained a Chinese design patent for the PFAI Model S system, which was approved on October 7, 2023, and acted as our proxy to maintain the patent issued for the PFAI Model S system for 10 years. Banjia holds the Chinese design patent on our behalf because we, as a non-Chinese company, may not own a Chinese patent under Chinese law. Under the Banjia Agreement, we agreed to pay US$212,000 to Banjia to cover all the labor and costs, including the patent maintenance fee for 10 years, and Banjia agreed to assign the patent to us upon the expiration of the term, or upon our giving prior notice of 15 business days during the term.

On May 25, 2023, we filed an application for the trademark registration of PFAI in Canada. On April 19, 2024, we also filed a design patent applications for PFAI Model S in Canada. Both applications are pending.

We strive to safeguard our intellectual property rights by using a combination of trademark, and other laws relating to the protection of intellectual property in Canada and other countries. Additionally, we employ confidentiality covenants and establish procedures with our employees, partners, and others to protect these rights. See “Employment Agreements and Indemnification Agreements.”

Employees

As of June 30, 2024, we had six employees, all located in Canada, including one part-time employee. The following table sets forth a breakdown of employees categorized by function as of June 30, 2024:

Number of Employees
Management, Administration, Finance, Human Resource	2
Product Development and Technology	1
Marketing and Promotion	1
Operations and Services	2
Total	6

Our success depends on our ability to attract, retain, and motivate qualified employees. We endeavor to offer our employees competitive compensation packages and a positive, dynamic, and creative work environment. We believe that we maintain a good working relationship with our employees, and we have not experienced any material employment disputes or work stoppages.

We have entered into standard employment contracts and confidentiality agreements with all of our employees.

Insurance

We believe that we maintain adequate liability and fire insurance for our facilities.

Facilities

Our headquarters are located in Vancouver, Canada. We lease an aggregate of approximately 738 square feet of office space under a lease extending until December 31, 2029 at a monthly rent of CAD4,133 (approximately US$3,016). The lease agreement can be renewed upon mutual agreement 60 days before the expiration of the term of the lease. We also leased a commercial unit for laboratory and warehouse purposes of approximately 3,249 square feet for the term expiring on September 30, 2025 at a monthly rent of CAD8,204 (approximately US$6,087). The lease is automatically renewed for additional three months periods unless terminated by either party.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Any litigation or other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Management

Directors and Executive Officers

The following table provides information regarding our directors and executive officers:

Name	Age	Position/Title
Li Xia Du	52	Director and Chairman of the Board
Jiulong You	34	Chief Executive Officer and Interim Chief Financial Officer
Cuihang Yu	31	Chief Operating Officer
Xuesong Pang	51	Chief Data Officer
Yinglu Qi	40	Independent Director
Lin Chen	55	Independent Director
Yunhao Chen	48	Independent Director Nominee

Li Xia Du has served as a director and Chairman of the Board since November 16, 2023. Ms. Du has served as a director of Pinnacle Canada since May 2018. She has also served as a director of PFAI since February 2024. Since November 2017, Ms. Du has served as the president of Aucoin Capital Corp, a private wealth management firm based in Vancouver, Canada. Mr. Du was retired from August 2010 to December 2015. From August 1995 to August 2010, Ms. Du worked as an accountant for the People’s Bank of China, Hebei branch. Ms. Du holds a bachelor’s degree in Agricultural Electrification with a major in Automation from Hebei Agricultural University. Ms. Du also attended the Senior Executive Leadership Program of Harvard Business School from 2018 to 2019. Ms. Du currently resides in Canada.

Jiulong You has served as our Chief Executive Officer since July 15, 2024 and as our Interim Chief Financial Officer since [*], 2024. Since April 2022, Mr. You has served as Chief Executive Officer of our subsidiary, Pinnacle Canada. Prior to joining us, he worked from March 2019 to March 2022 as a sales representative for Golden Leaf Health Inc. (“Golden Leaf”), a customized bottled water company based in Vancouver, Canada. From April 2017 to February 2019, he served as Assistant to CEO at Schiele Water Inc., a bottled water company based in Vancouver. From September 2016 to April 2017, Mr. You worked as a manager at Sweet’s Aromatic Coffee, a coffee shop based in Vancouver. From July 2015 to April 2017, Mr. You served as an audio video specialist at London Drugs, a Canadian retail pharmacy chain. Mr. You holds a bachelor’s degree in psychology from the University of British Columbia. Mr. You does not have an accounting degree. He currently resides in Canada.

Cuihang Yu has served as our Chief Operating Officer since July 15, 2024. Since January 2021, Mr. Yu has served as Chief Operating Officer of our subsidiary, Pinnacle Canada. Prior to joining us, he worked as a sales representative for Golden Leaf from January 2020 to December 2020. From January 2016 to April 2019, he served as manager of Mr. Lube, a Canadian chain of automotive service centers, specializing in oil changes and other scheduled maintenance. Mr. Yu obtained a diploma of automotive service technician from Vancouver Community College. Mr. Yu currently resides in Canada.

Xuesong Pang has served as our Chief Data Officer since July 15, 2024. Since January 2024, Mr. Pang has served as Chief Data Officer of our subsidiary, Pinnacle Canada. Mr. Pang was retired from May 2017 to December 2023. From October 2014 to April 2017, he served as General Manager of Guangzhou Lillington Co., Ltd., an internet service provider. From November 2003 to September 2014, he served as Deputy General Manager of the Langfang Branch of China Telecommunications Corporation, a Chinese state-owned telecommunication company. From September 1995 to October 2003, he served as a department head at China Petroleum Pipeline Bureau Electric Power Communications Company, a Chinese communications and electronic service company. Mr. Pang holds a bachelor’s degree in radio technology from Tianjin University of Technology (China). Mr. Pang currently resides in Canada.

Yinglu Qi has served as an independent director since February 19, 2024. Since March 2013, Mr. Qi has served as Chairman of the Board at Shenzhen Zhongguang Dinghui Investment Co., Ltd., a private equity investment company based in Shenzhen, China (“Shenzhen Zhongguang Dinghui”). From December 2010 to March 2013, he served as Project Manager at Hebei Yunshan Real Estate Development Co., Ltd., a real estate development and sales company based in China. Mr. Qi studied accounting in Shijiazhuang Television University. Mr. Qi currently resides in China.

Lin Chen has served as an independent director since February 19, 2024. Since January 2014, Mr. Chen has served as Deputy General Manager at Shenzhen Zhongguang Dinghui. Prior to that, he worked as Director at Beijing Zhuang Cultural Communication Center from February 2001 to December 2013. From August 1992 to January 2001,

he served as Deputy Department Head of Department of Scientific Research and Management at Hebei Pharmaceutical Research Institute. Mr. Chen holds a bachelor’s degree in information management from Peking University. Mr. Chen currently resides in China.

Yunhao Chen will serve as an independent director upon the consummation of this offering. Dr. Chen has served as Chief Financial Officer at Massimo Group since May 2023 and also became a director upon the consummation of the IPO in April 2024. From May 2017 to July 2023, Dr. Chen served as the Chief Financial Officer at Dogness International Corporation, where she led the company through its initial public offering process in 2017, and directed and managed the company’s financial reporting and accounting functions. Dr. Chen has extensive knowledge and experience with U.S. GAAP and SEC reporting and compliance requirements. As part of her experience, she has conducted analyses and research regarding a large amount of formal filings of SEC registrants, with focuses on financial disclosure, capital market anomaly, business valuation, internal control and auditing, corporate tax avoidance, and earnings-returns relation. With a Ph.D. in Accounting and an MBA in Finance and MIS from the University of Minnesota, and a Bachelor of Economics degree from University of International Business and Economics, Dr. Chen has been active in academia. From 2007 to 2014, she served as a faculty member at the University of Miami and Florida International University. Dr. Chen currently resides in the U.S.

Committees of the Board

Upon the effectiveness of this offering, we intend to establish an audit committee, a compensation committee and a nominations committee under the Board. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Yinglu Qi, Lin Chen, and Yunhao Chen and will be chaired by Yunhao Chen. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee will consist solely of independent directors that satisfy the Nasdaq Capital Market and SEC requirements within one year of the completion of this offering. Our Board has also determined that [*] qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•        reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        periodically reviewing and reassessing the adequacy of our audit committee charter;

•        meeting periodically with the management and our independent registered public accounting firm;

•        reporting regularly to the full Board;

•        reviewing the adequacy and effectiveness of our accounting and integral control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•        such other matters that are specifically delegated to our audit committee by our Board from time to time.

Compensation Committee.    Our compensation committee will consist of Yinglu Qi, Lin Chen, and Yunhao Chen and will be chaired by [*]. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. Our compensation committee will assist the Board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing and approving to the Board with respect to the total compensation package for our chief executive officer;

•        reviewing the total compensation package for our employees and recommending any proposed changes to our management;

•        reviewing and recommending to the Board with respect to the compensation of our directors;

•        reviewing annually and administering all long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management

Nominations Committee.    Our nominations committee will consist of Yinglu Qi, Lin Chen, and Yunhao Chen and will be chaired by [*]. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominations committee will assist the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The nominations committee will be responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our Board or for appointment to fill any vacancy;

•        reviewing annually with our Board its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        advising the Board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our Board on all matters of corporate governance and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our Board. Our directors may be appointed or removed from office by an ordinary resolution of shareholders, and the Board may at any time remove from office any Director who has been convicted in any jurisdiction of an indictable offence. A director will be removed from office automatically if, among other things, (i) is removed from office pursuant to our articles of association; (ii) dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands; or (iv) resigns his office by notice to the Company. The compensation of our directors is determined by the Board. There is no mandatory retirement age for directors.

Employment Agreements and Indemnification Agreements

Jiulong You Employment Agreement

On April 1, 2022, our subsidiary, Pinnacle Canada, entered into an employment agreement with Jiulong You, pursuant to which he agreed to serve as the Manager of Pinnacle Canada. The agreement provides for a monthly salary of CAD4,000, payable every two weeks. Mr. You is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. You’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. You, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. You has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Xuesong Pang Employment Agreement

On January 1, 2024, our subsidiary, Pinnacle Canada, entered into an employment agreement with Xuesong Pang, pursuant to which he agreed to serve as the Chief Data Officer of Pinnacle Canada. The agreement provides for a monthly salary of CAD5,200, payable every two weeks. Mr. Pang is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. Pang’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. Pang, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. Pang has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Cuihang Yu Employment Agreement

On January 1, 2022, our subsidiary, Pinnacle Canada, entered into an employment agreement with Cuihang Yu, pursuant to which he agreed to serve as the Marketing Manager of Pinnacle Canada. The agreement provides for a monthly salary of CAD3,500, payable every two weeks. Mr. Yu is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Mr. Yu’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Mr. Yu, he must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that he assists with such training. Upon termination, he will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Mr. Yu has agreed to be bound by certain non-competition restrictions during the term of his employment. He has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of his employment. The agreement is governed by the laws of the Province of British Columbia.

Li Xia Du Employment Agreement

On January 1, 2024, our subsidiary, Pinnacle Canada, entered into an employment agreement with Li Xia Du, pursuant to which she agreed to serve as the director of Pinnacle Canada. The agreement provides for a monthly salary of CAD7,000, payable every two weeks. Ms. Du is also entitled to reimbursement of reasonable expenses, and vacation, sick leave, health and other benefits customary to the agreements of this nature.

Pinnacle Canada may terminate Ms. Du’s employment for cause without advance notice. For termination without cause, Pinnacle Canada must provide the minimum notice required by law. For termination by Ms. Du, she must provide the company with either the minimum notice required by law or sufficient notice to find and train a replacement, provided that she assists with such training. Upon termination, she will be compensated for any outstanding compensation, including accrued but unused vacation and banked time.

Ms. Du has agreed to be bound by certain non-competition restrictions during the term of his employment. She has also agreed to keep in strict confidence and not to use any of our confidential information during and after the termination of her employment. The agreement is governed by the laws of the Province of British Columbia.

Compensation of Executive Officers

In the year ended December 31, 2023, we paid CAD 48,000 to Mr. You, our Chief Executive Officer and Interim Chief Financial Officer, and CAD 42,000 to Mr. Yu, our Chief Operating Officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers.

Corporate Governance Practice

Upon the listing of our securities on an exchange in the U.S. we will be a “foreign private issuer” as defined under the applicable U.S. federal securities laws. The Nasdaq corporate governance requirements include certain accommodations that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the Nasdaq requirements. The application of such exemptions requires that we disclose each Nasdaq corporate governance rules that we do not follow and describe the Cayman Islands corporate governance practices we do follow. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. However, to enhance our corporate governance, we intend to follow Nasdaq corporate governance standards in having a majority of our Board comprised of independent directors.

Code of Conduct and Code of Ethics

We intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Compensation of Directors

In the year ended December 31, 2023, we did not pay any compensation to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors.

Other than as disclosed above, none of our directors has entered into a service agreement with our company or any of our subsidiaries that provides for benefits upon termination of employment.

Employee Incentive Plan

We have no stock option or employee incentive plans.

Principal Shareholders

The following table sets forth information concerning the beneficial ownership of our Class A Common Shares by:

•        each of our directors, director nominees, and executive officers; and

•        each person known to us to beneficially own more than 5% of our Class A or Class B Common Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on [*] Class A Common Shares and [*] Class B Common Shares issued and outstanding immediately after the completion of this offering, assuming the underwriter does not exercise their over-allotment option.

None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our securities that have resulted in significant changes in ownership held by our major shareholders.

	Common Shares beneficially owned prior to this offering				Common Shares beneficially held immediately after this offering (assuming no exercise of over-allotment option)				Common Shares beneficially held immediately after this offering (assuming exercise of over-allotment option)
Directors and Executive Officers:	Number of Common Shares		Approximate percentage of outstanding Common Shares	Approximate percentage of Voting power	Number of Common Shares		Approximate percentage of outstanding Common Shares	Approximate percentage of Voting power	Number of Common Shares		Approximate percentage of outstanding Common Shares	Approximate percentage of Voting power
	Class A	Class B			Class A	Class B			Class A	Class B
Jiulong You(1)	380,000	—	3.84%	0.93%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]%	[*]%
Cuihang Yu	95,000	—	0.96%	0.23%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]%	[*]%
Xuesong Pang	—	—	—	—	—	—	—	—	—	—	—	—
Yinglu Qi	—	—	—	—	—	—	—	—	—	—	—	—
Lin Chen	—	—	—	—	—	—	—	—	—	—	—	—
Li Xia Du	—	1,695,000	17.12%	20.83%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]	[*]
Yunhao Chen	—	—	—	—	—	—	—	—	—	—	—	—
All directors, director nominees and executive officers as a group ([*] persons)	475,000	1,695,000	21.92%	22.00%	[*]	[*]	[*]	[*]	[*]	[*]	[*]	[*]
Li Xia Du	—	1,695,000	17.12%	20.83%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]%	[*]%
Jin Yang Zhao(2)	—	6,000,000	60.61%	73.75%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]%	[*]%
5% or greater beneficial owners as a group:	—	7,695,000	77.73%	94.58%	[*]	[*]	[*]%	[*]%	[*]	[*]	[*]%	[*]%

____________

*        Less than 1% of our total outstanding shares.

**      The business address of our directors and executive officers is 600 837 West Hastings Street, Vancouver, BC V6C 2X1, Canada.

***    The address of Jin Yang Zhao is Room 1520, Sau Wai House, Sau Mau, Ping East, Kung Tong, Kowloon, Hong Kong, People’s Republic of China.

(1)      Mr. Jiulong You holds all of the equity interests in Kowloon Investment Holding Limited, a company established in the British Virgin Islands, which owns 380,000 of our Class A Common Shares.

(2)      Li Xia Du is the mother of Jin Yang Zhao

†        For each person included in this column, percentage of aggregate voting power represents voting power based on Class A and Class B Common Shares held by such person with respect to all outstanding shares of our Class A and Class B Common Shares as a single class. Each holder of our Class A Common Shares is entitled to one vote per share. Each holder of our Class B Common Shares is entitled to 5 votes per share. Our Class B Common Shares are convertible at any time by the holder into Class A Common Shares on a one-for-one basis, while Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

Related Party Transactions

From March 1, 2021, to August 31, 2023, we leased commercial real estate located at 1155-950 Seaborne Avenue, Port Coquitlam, BC for office and warehouse use. The property is owned by Steel Magnolia Investment Ltd. (“Steel Magnolia”), a company owned by our shareholder and director, Ms. Li Xia Du. During the years ended December 31, 2023 and 2022, we incurred lease expenses of US$30,587 and US$45,976, respectively for that facility. The aggregate lease liability associated with that operating lease as of December 31, 2023 was US$153,956.

Starting on January 1, 2024, we leased office space at 600 837 W Hastings St, Vancouver, BC, which is in a building also owned by Steel Magnolia Investment Ltd. The monthly rent for this lease is CAD4,132.8. The term of the lease expires on December 31, 2029 and can be renewed upon mutual agreement 60 days before the expiration of the term of the lease. During the six months ended June 30, 2024, US$17,383 of lease expense was recorded in general and administrative expenses.

During the year ended December 31, 2023, Ms. Du, advanced an aggregate of US$38,888 (2022: US$93,800) to support our working capital needs. During the six months ended June 30, 2024, Ms. Du advanced US$247,184 to our company to support our working capital needs.

During the six months ended June 30, 2024, the Company repaid US$30,244 to Mr. Yongsheng Zhao, father-in-law of Ms. Du, in connection with a loan Mr. Zhao advanced to the Company prior to 2022.

Mr. Bing Zhao, the husband of Ms. Du, is a consultant to our company, advising the Company with respect to corporate development strategy matters. His monthly compensation is CAD5,000. During each of the years ended December 31, 2022 and 2023, Mr. Zhao received compensation of CAD60,000 from our company. For the six months ended June 30, 2024, he received compensation of CAD30,000 from our company.

Description of Share Capital

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act, and the common law of the Cayman Islands. As of the date of this prospectus, our authorized share capital is US$50,000 divided into 900,000,000 Class A Common Shares of a par value of US$0.00005 each and 100,000,000 Class B Common Shares of a par value of US$0.00005 each. As of the date of this prospectus, 2,205,000 Class A Common Shares of a par value of US$0.00005 each and 7,695,000 Class B Common Shares of a par value of US$0.00005 each are issued and outstanding. All of our issued and outstanding shares are fully paid.

Our Post-Offering Memorandum and Articles of Association

Prior to the initiation of this offering, our shareholders will adopt an amended and restated memorandum and articles of association (adopted by special resolution dated [*]), which we refer to below as our post-offering memorandum and articles of association, and this memorandum and articles of association is effective currently and shall remain in effect after the date of the company’s listing on the Nasdaq Capital Market. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A Common Shares.

Objects of Our Company.    Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Common Shares.    Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of Class A Common Shares and Class B Common Shares. Holders of Class A Common Shares and Class B Common Shares have the same rights except for voting and conversion rights. Each holder of our Class A Commons Share is entitled to one vote per share. Each holder of our Class B Common Share is entitled to 5 votes per share. Our Class A Common Shares and Class B Common Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Common Shares are convertible at any time into Class A Common Shares on a one-for-one basis by the holder thereof. Holders of our Class A Common Shares do not have any conversion, preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the Class A Common Shares.

Liquidation.    On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of Common Shares are entitled to participate in any surplus assets in proportion to their shareholdings.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue negotiable or bearer shares or shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    In certain circumstances, the Companies Act permits mergers and consolidations between two Cayman Islands companies or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, in order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation containing certain prescribed information, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with certain other prescribed documents including a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted. Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company, and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the company and the shareholder, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

Squeeze-out Provisions.    When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits.    Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting or proposes to act, illegally or beyond the scope of its authority;

•        the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we will indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities which they or any of them shall or may incur or sustain in the execution or discharge of their duties, powers, authorities or discretions, other than by reason of such person’s dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In accordance with the provisions in our Memorandum and Articles of Association, we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company —

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        directors should not improperly fetter the exercise of future discretion;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of such of the paid-up share capital of the company as at the date of the deposit carries the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders, and the Board may at any time remove from office any Director who has been convicted in any jurisdiction of an indictable offence. A director will also cease to be a director if he (i) is removed from office pursuant to our articles of association; (ii) dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands; or (iv) resigns his office by notice to the Company.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

During the past three years, we have issued an aggregate of 902,205,000 Class A Common Shares, of which 2,205,000 remain issued and outstanding, as described below:

In February 2024, we issued 900,000,000 Class A Common Shares to Ms. Du, who subsequently surrendered the 900,000,000 Class A Common Shares to our company for no consideration.

In February 2024, we issued an aggregate of 855,000 Class A Common Shares to three non-US investors for an aggregate consideration of $42.75.

In March 2024, we issued an aggregate of 950,000 Class A Common Shares to seven non-U.S. investors for an aggregate consideration of $1 million.

In May 2024, we issued an aggregate of 400,000 Class A Common Shares to two non-U.S. investors for an aggregate consideration of $800,000.

We believe that each of the issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Shares Eligible For Future Sale

Prior to this offering, there has been no public market for our Class A Common Shares. Future sales of substantial amounts of our Class A Common Shares, including shares issued upon conversion of our Class B Common Shares in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A Common Shares or impair our ability to raise equity capital.

Upon the closing of this offering, a total of [*] of Class A Common Shares and [*] Class B Common Shares will be outstanding, Of these shares, all of the Class A Common Shares sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional Class A Common Shares to cover over-allotments, if any, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144.

The remaining Class A Common Shares and Class B Common Shares will be, and Class A Common Shares issued on conversion of the Class B Common Shares will be on issuance, “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 under the Securities Act, which is summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Lock-up Agreements

All of our directors, company officers, and holders of 5% or more of our Class A Common Shares have agreed with the underwriters not to, without the prior written consent of the representative, for a period of 180 days following the effective date of this registration statement, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any Class A Common Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Class A Common Shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the effective date of this prospectus).

Rule 144

All of our Class A Common Shares that will be issued and outstanding upon the completion of this offering and any Class A Common Shares that may be issued upon conversion of any issued and outstanding Class B Common Shares, other than those Class A Common Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then issued and outstanding Class A Common Shares of the same class which immediately after the completion of this offering will equal Class A Common Shares, assuming the underwriter does not exercise its over-allotment option; or

•        the average weekly trading volume of our Class A Common Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Taxation

The following summary of the material Cayman Islands, Canada and U.S. federal income tax consequences of an investment in the Class A Common Shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Common Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Canada and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of [*], our Cayman Islands counsel.

Cayman Islands Taxation

At the present time, there is no Cayman Islands income tax, corporation tax, capital gains tax or other taxes payable by the company or its shareholders. The Company is an exempted company under Cayman Islands law and as such has received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to the company or its operations. No capital or stamp duties are levied in the Cayman Islands on the issue, transfer or redemption of Shares. An annual registration fee will be payable by the company to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

Payments of dividends and capital in respect of our Class A Common Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Common Shares, nor will gains derived from the disposal of our Class A Common Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Common Shares or on an instrument of transfer in respect of our Class A Common Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires the Class A Common Shares as beneficial owner pursuant to the offering and who, at all relevant times, (a) for the purposes of the Tax Act (i) is not resident, or deemed to be resident, in Canada, (ii) deals at “arm’s length” with the Company, and is not “affiliated” with the Company (each as defined in the Tax Act), (iii) acquires and holds Class A Common Shares as capital property, (iv) does not use or hold Class A Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada, and (v) is not an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (1980) (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a “permanent establishment” (as defined in the Tax Treaty) of any kind in Canada, and otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “United States Holders”, and this summary only addresses such United States Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, the current provisions of the Tax Treaty (each as in force as of the date of this prospectus supplement) and the Company’s understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Class A Common Shares must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using a rate of exchange that is acceptable to the CRA.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular United States Holder, and no representation with respect to the Canadian federal income tax consequences to any particular United States Holder or prospective United States Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all United States Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Residence of the Company for Tax Purposes

The Company was formed under Cayman Islands law. Subject to any applicable tax treaty, Canadian federal income tax law provides that a corporation incorporated outside of Canada is generally resident in the jurisdiction or jurisdictions in which the corporation’s “central management and control” is located. As Canada does not have a bilateral tax treaty with the Cayman Islands, the Company will be considered to be a resident of Canada for Canadian federal income tax purposes if its “central management and control” is located in Canada. This determination is based on a variety of facts and circumstances, including the location where the board of directors meets and where board level decisions are made.

For purposes of this summary, counsel has assumed that the Company will not at any time be resident in Canada. However, as this determination is based on future facts and circumstances, counsel can express no opinion in this regard. If the Company were found to be resident in Canada, the tax consequences described in this summary would in some respects be materially different.

Dividends on Class A Common Shares

A United States Holder will not be subject to any Canadian federal income tax (including withholding tax) pursuant to the Tax Act on dividends received from us.

Dispositions of Class A Common Shares

A United States Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Class A Common Share, nor will a capital loss arising therefrom be recognized under the Tax Act, unless such Class A Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the United States Holder at the time of disposition and the United States Holder is not entitled to relief under the Tax Treaty.

Provided the Class A Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes the Nasdaq Capital Market) and are so listed at the time of disposition, the Offered Shares generally will not constitute “taxable Canadian property” of a United States Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of shares of the Company were owned by or belonged to one or any combination of (a) the United States Holder, (b) persons with whom the United States Holder did not deal at “arm’s length” (within the meaning of the Tax Act), or (c) partnerships in which the United States Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Class A Common Shares was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), or (d) options in respect of, interests in, or, civil law rights in, such property, whether or not such property exists. Notwithstanding the foregoing, a Class A Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. United States Holders should consult their own tax advisors as to whether their Class A Common Shares will constitute “taxable Canadian property”.

United States Holders who may hold Class A Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Tax Act, none of which are described in this summary.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE CANADIAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CLASS A COMMON SHARES.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of Class A Common Shares by U.S. Holders that acquire the Class A Common Shares in this offering and hold the Class A Common Shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on U.S. federal income tax laws in effect as of the date of this offering circular, including the Code and U.S. Treasury regulations, as in effect or proposed as of the date of this offering circular, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. There can be no assurance that the Internal Revenue Service or a court will not take a contrary position to this summary.

This summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of Class A Common Shares. Moreover, this summary does not address the Medicare tax on net investment income, alternative minimum tax, non-income tax (such as the gift and estate tax) or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of Class A Common Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        certain financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        a mutual fund;

•        regulated investment companies;

•        real estate investment trusts;

•        a broker;

•        dealers in securities or currencies;

•        an individual retirement or other tax-deferred account;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities;

•        holders who acquire their Class A Common Shares pursuant to any employee share option or otherwise as compensation;

•        an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;

•        an investor who is a U.S. expatriate, former U.S. citizen or former long term resident of the United States;

•        persons holding Class A Common Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons holding Class A Common Shares in connection with a trade or business outside the United States;

•        persons subject to special tax accounting rules as a result of their use of financial statements;

•        a controlled foreign corporation;

•        a passive foreign investment company;

•        U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting Shares or (ii) the total value of all classes of our Shares; or

•        partnerships or other pass-through entities for U.S. federal income tax purposes, or persons holding the Class A Common Shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Class A Common Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the U.S. or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Class A Common Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Class A Common Shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in the Class A Common Shares.

Dividends

Any cash distributions paid on the Class A Common Shares (including the amount of any Canada tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Common Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Common Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Common Shares on which the dividends are paid are readily tradable on an established securities market in the U.S., (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met.

For U.S. foreign tax credit purposes, dividends paid on the Class A Common Shares generally will be treated as income from non-U.S. sources and generally will constitute passive category income. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Common Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Common Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Common Shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Common Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Canada dollars or another currency other than U.S. dollars on the disposition of our Class A Common Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Common Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Class A Common Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Common Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Common Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

A U.S. Holder that holds stock in a non-U.S. corporation during any taxable year in which the corporation is treated as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any “excess distribution” by the corporation to the holder, unless the holder elects to treat the PFIC as a “qualified electing fund” (“QEF”) or makes a “mark-to-market” election, each as discussed below. An “excess distribution” is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. Holder’s holding period for its shares.

Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. Holder’s holding period are allocated ratably to each day of the U.S. Holder’s holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the shareholder’s holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. Holder’s holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the tax otherwise due for the taxable year in which the disposition occurs. The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Common Shares cannot be treated as capital, even if a U.S. Holder held such Class A Common Shares as capital assets. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. Holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions.

If a corporation is a PFIC for any taxable year during which a U.S. Holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder’s shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. Holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Common Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

The excess distribution rules may be avoided if a U.S. Holder makes a QEF election effective beginning with the first taxable year in the holder’s holding period in which the corporation is a PFIC. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of the PFIC’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder whose QEF election is effective after the first taxable year during the holder’s holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

In general, a U.S. Holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. Holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. Our Company does not intend to provide to U.S. Holders the information required to make a valid QEF election and our company currently makes no undertaking to provide such information. Accordingly, it is currently anticipated that a U.S. Holder will not be able to avoid the special tax rules described above by making the QEF election.

As an alternative to making a QEF election, a U.S. Holder may make a “mark-to-market” election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. Holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. Holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess, if any, of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in the shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if a U.S. Holder makes a mark-to-market election for PFIC stock after the beginning of the holder’s holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

A mark-to-market election is available only if the shares are considered “marketable” for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Although we have applied for the listing of our Class A Common Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Common Shares will continue to be listed and regularly traded on such exchange. Each U.S. Holder should ask its own tax advisor whether a mark-to-market election is available or desirable, including as to whether the Class A Common Shares are considered marketable for these purposes.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Common Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

A U.S. Holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. Holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. Holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

U.S. Holders are urged to consult their tax advisors as to our company’s status as a PFIC, and, if our company is treated as a PFIC, as to the effect on them of, and the reporting requirements with respect to, the PFIC rules and the desirability of making, and the availability of, either a QEF election or a mark-to-market election with respect to our Class A Common Shares. Our Company provides no advice on taxation matters.

Information with Respect to Foreign Financial Assets

In addition, certain U.S. Holders may be subject to certain reporting obligations with respect to Class A Common Shares if the aggregate value of these and certain other “specified foreign financial assets” exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so. In addition, a U.S. Holder should consider the possible obligation for online filing of a FinCEN Report 114 — Foreign Bank and Financial Accounts Report as a result of holding Class A Common Shares. U.S. Holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of Class A Common Shares.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to distributions made on our Class A Common Shares within the U.S. to a non-corporate U.S. Holder and to the proceeds from the sale, exchange, redemption or other disposition of Class A Common Shares by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the U.S. will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. Holder’s U.S. federal income tax returns.

Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

The foregoing does not purport to be a complete analysis of the potential tax considerations relating to the Placement, and is not tax advice. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of the Class A Common Shares, including the applicability of the U.S. federal, state and local tax laws or non-tax laws, non-U.S. tax laws, and any changes in applicable tax laws and any pending or proposed legislation or regulations.

Underwriting

Subject to the terms and conditions of the underwriting agreement entered into by and between the Company and Craft Capital Management LLC, acting as the representative of the underwriters named below (the “Representative”), the underwriters have severally agreed to purchase from us, and the Company has agreed to sell to them, severally, on a firm commitment basis the following respective number of Class A Common Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Name	Number of Class A Common Shares
Craft Capital Management LLC	—
[*]	—
Total	—

The underwriters and the Representative are collectively referred to as the “underwriters.” The underwriters are obligated severally, but not jointly, to purchase all the Class A Common Shares offered by us if any Class A Common Shares are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The underwriters are offering the Class A Common Shares subject to their acceptance of the Class A Common Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Common Shares offered by this prospectus are subject to satisfactory completion of due diligence examination of the Company by the Representative, the approval of certain legal matters by their counsel and to certain other conditions.

All sales of Class A Common Shares in the United States will be made through United States registered broker-dealers. Sales of Class A Common Shares made outside the United States may be made by affiliates or selling agents of the underwriters.

Over-Allotment Option

We have granted to the underwriters a 45-day option following the closing of this offering to purchase up to [*] Class A Common Shares from us, equal to 15% of the number of Class A Common Shares sold in this offering, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional Class A Common Shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A Common Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Common Shares that are the subject of this offering.

Discounts, Commissions and Expenses

We have agreed to pay the underwriters a cash fee equal to 7.5% of the aggregate gross proceeds raised in this offering. The following table shows the price per share and total public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share	Total	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price	—	—
Underwriting discounts and commissions(1)	—	—
Proceeds, before expenses, to us	—	—

____________

(1)      Does not include accountable and non-accountable expenses discussed below.

We have agreed to reimburse the Representative up to $200,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check. We have paid an advanced expense deposit of $[50,000] to the Representative for its anticipated out-of-pocket expenses. The advance will be returned to the Company to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advance in accordance with FINRA Rule 5110(g).

We have also agreed to pay the underwriters a non-accountable expense, equal to one percent (1%) of the gross proceeds received by us from the sale of our Class A Common Shares, including shares sold pursuant to the exercise of the over-allotment option.

Representative’s Warrants

We agreed to issue to the Representative and to register warrants to purchase up to [*] Class A Common Shares (equal to six percent (6%) of the Class A Common Shares sold in this offering, including any Class A Common Shares issued pursuant to the exercise of the over-allotment option) and to also register such underlying Class A Common Shares. The Representative’s Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing 180 days after this offering and expiring 60 months from the commencement of this offering. The Representative’s Warrants are exercisable at a per share price of 125% of the offering price of the Class A Common Shares offered hereby. The Representative’s Warrants are callable or cancellable.

During such time as the Representative’s Warrants are outstanding, we agree not to merge, reorganize, or take any action which would terminate the Representative’s Warrants without first making adequate provisions for the Representative’s Warrants. The Representative’s Warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for 180 days immediately following the commencement of sales of the offering, of which this prospectus forms a part (in accordance with FINRA Rule 5110), except that they may be assigned, in whole or in part, to any successor, officer, manager, member, or partner of the Representative, and to members of the syndicate or selling group and their respective officers, managers, members or partners. The Representative’s Warrants provide for cashless exercise and will contain provisions for one demand registration and unlimited “piggyback” registration rights of the sale of the underlying shares at our expense exercisable for a period of 60 months from the date of commencement of this offering.

Right of First Refusal

In addition, we have agreed to grant the Representative a right of first refusal, exercisable at the sole discretion of the Representative for twelve months from the closing day of this offering, to provide certain financial services to the Company on an exclusive basis and on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters or agents. Specifically, if within the 12-month period following consummation of this offering, we or any of our subsidiaries (i) decides to finance or refinance any indebtedness using a manager or agent, the Representative (or any affiliate designated by the Representative) shall have the right to act as sole investment banker, sole book-runner, sole placement agent and/or sole advisor, at the Representative’s sole discretion, with respect to such financing or refinancing; or (ii) decides to raise funds by means of an equity offering or a private placement of equity or debt securities using an underwriter or placement agent, the Representative (or any affiliate designated by the Representative) shall have the right to act as exclusive financial advisor, sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for such financing. Such right of first refusal shall be subject to FINRA Rule 5110(g)(5).

Electronic Offer, Sale and Distribution of Class A Common Shares

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the Underwriters is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Lock-up Agreements

We have agreed, for a period of six (6) months from the closing of this offering, that other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this offering, we will not, without the prior written consent of the Representative, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

Each of our directors and officers and holders of 5% or more of our Common Shares on a fully diluted basis immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of six (6) months after the effective date of  this registration statement, without the prior written consent of the Representative not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital shares of our Company whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period.

Prior to this offering, there has been no public market for our Class A Common Shares. Consequently, the initial public offering price for our Class A Common Shares will be determined by negotiations among us and the Representative. Among the factors to be considered in determining the initial public offering price are our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. Neither we nor the underwriters can assure investors that an active trading market will develop for Class A Common Shares, or that our Class A Common Shares will trade in the public market at or above the initial public offering price.

We have submitted an application to have our Class A Common Shares approved for listing on the Nasdaq Capital Market under the symbol “[*].”

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•        Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Shares, so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of the Class A Common Shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•        Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of our Class A Common Shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A Common Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•        In passive market making, market makers in the shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Class A Common Shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class A Common Shares or preventing or retarding a decline in the market price of Class A Common Shares. As a result, the price of Class A Common Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A Common Shares. The initial public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Common Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Common Shares, where action for that purpose is required. Accordingly, the Class A Common Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Common Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Expenses Related To This Offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the Class A Common Shares by us. With the exception of the SEC registration fee, the Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee, all amounts are estimates.

SEC registration fee	US$	[*]
Nasdaq listing fee		[*]
FINRA filing fee		[*]
Printing and engraving expenses		[*]
Legal fees and expenses		[*]
Accounting fees and expenses		[*]
Miscellaneous		[*]
Total	US$	[*]

Note:    The expenses above are to be completed in amendment.

These expenses will be borne by us.

Legal Matters

We are being represented by Carter Ledyard & Milburn LLP with respect to certain legal matters as to United States federal securities law. The underwriter is being represented by VCL Law LLP with respect to certain legal matters as to United States federal securities law. The validity of the Class A Common Shares offered in this offering will be passed upon for us by Conyers Dill & Pearman LLP. Certain legal matters as to Canadian law will be passed upon for us by DLA Piper (Canada) LLP. Carter Ledyard & Milburn LLP may rely upon Conyers Dill & Pearman LLP with respect to matters governed by Cayman Islands law and DLA Piper (Canada) LLP with respect to matters governed by Canadian law.

Experts

The financial statements as of and for the years ended December 31, 2023 and 2022, and the related financial statement schedule included in this prospectus have been audited by ZH CPA, LLC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed a registration statement, including relevant exhibits and schedules, with the SEC on Form F-1 under the Securities Act with respect to the Class A Common Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules thereto for further information with respect to us and the Class A Common Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

Pinnacle Food Group Limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pinnacle Food Group Limited
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Pinnacle Food Group Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pinnacle Food Group Limited. and its subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2024.

Denver, Colorado

August 23, 2024

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 and 2022
(US$, except share data, or otherwise noted)

	December 31, 2023	December 31, 2022
	US$	US$
Assets
Current Assets
Cash	121,368	11,528
Inventories	64,013	—
Accounts receivable, net	1,913,882	—
Prepaid expenses	13,194	—
Other receivables	13,232	3,042
Total current assets	2,125,689	14,570
Non-current assets
Property, plant and equipment, net	1,025,156	14,819
Right-of-use assets – operating leases	242,456	103,898
Intangible assets, net	423,305	—
Total assets	3,816,606	133,287

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	2,395,746	1,397
Accrued payroll liabilities	7,595	5,146
Income taxes payable	118,895	—
Due to related parties	341,184	302,296
Contract liabilities	9,865	73,833
Operating lease liabilities	65,500	28,674
Other payables	38,495	4,165
Promissory note	764	764
Total current liabilities	2,978,044	416,275
Non-current liabilities
Operating lease liabilities	176,144	85,565
Deferred tax liabilities	105,999	—
Total liabilities	3,260,187	501,840

Stockholders’ equity
See presentation in the six month financials below– they should be consistent: Class A common shares, par value $0.00005, 900,000,000 shares authorized; 2,205,000 and 855,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively;	428	428
Class B common shares, par value $0.00005, 100,000,000 shares authorized; 7,695,000 and 7,695,000 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively

Class A Common shares, $0.00005 par value; 900,000,000 shares authorized; 855,000 shares issued and outstanding & Class B common shares $0.00005 par value; 100,000,000 shares authorized; 7,695,000 shares issued and outstanding

Subscription receivable	(428)	(428)
Foreign currency translation reserve	21,774	14,489
Retained earnings/(deficit)	534,645	(383,042)
Total stockholders’ equity	556,419	(368,553)
Total liabilities, common stock subject to possible redemption and stockholders’ equity	3,816,606	133,287

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Revenues	2,100,819	177,326
Costs of revenues	818,346	160,300
Gross profit	1,282,473	17,026

Operating costs and expenses:
Selling expenses	2,243	692
General and administrative	226,974	219,652
Research and development expenses	4,381	—
Total operating costs and expenses	233,598	220,344

Income (loss) from operations	1,048,875	(203,318)

Other income (expenses):
Other income (expense)	86,568	(1,840)
Total other income (loss)	86,568	(1,840)

Income (loss) before provision for income taxes	1,135,443	(205,158)
Current income tax expense	113,886	—
Deferred income tax expense	103,870	—
Net income (loss)	917,687	(205,158)

Other comprehensive income/(loss)
Currency translation adjustment	7,285	22,641
Total comprehensive income (loss)	924,972	(182,517)

Net income (loss) per common share
Basic & diluted – Class A and Class B	0.11	(0.02)
Weighted average common shares outstanding
Basic & diluted – Class A and Class B	8,550,000	8,550,000

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	Class A Common Shares	Class B Common Shares	Amount	Subscription receivable	Foreign currency translation reserve	Retained earnings/ (deficit)	Total equity
Balance as of December 31, 2021	855,000	7,695,000	428	(428)	(8,152)	(177,884)	(186,036)
Net loss	—	—	—	—	—	(205,158)	(205,158)
Currency translation adjustment	—	—	—	—	22,641	—	22,641
Balance as of December 31, 2022	855,000	7,695,000	428	(428)	14,489	(383,042)	(368,553)
Net income	—	—	—	—	—	917,687	917,687
Currency translation adjustment	—	—	—	—	7,285	—	7,285
Balance as of December 31, 2023	855,000	7,695,000	428	(428)	21,774	534,645	556,419

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
	US$	US$
Cash Flows from Operating Activities:
Net income (loss)	917,687	(205,158)
Adjustments for items not affecting cash:
Depreciation of property, plant and equipment	124,413	3,345
Amortization of intangible assets	17,524	—
Impairment loss of property, plant and equipment	—	13,719
Impairment loss of inventories	—	53,467
Gain on termination of lease liabilities	(8,193)	—
Non-cash operating lease expense	27,179	21,764
Deferred income tax	103,870	—
Changes in operating assets and liabilities
Accounts receivable	(1,913,882)	2,442
Inventories	(64,013)	(53,467)
Prepaid expenses	(13,194)	22
Other receivables	(10,190)	521
Accounts payable & accrued liabilities	819,603	(2,237)
Contract liabilities	(63,968)	73,833
Accrued payroll liabilities	2,449	5,146
Lease liabilities	(30,159)	(8,165)
Income tax payable	118,895	—
Other payables	34,330	4,165
Net cash provided from (used in) operating activities	62,351	(90,603)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(3,024)	(17,252)
Net cash used in investing activities	(3,024)	(17,252)

Cash Flows from Financing Activities:
Net proceeds borrowed from related parties	38,888	93,800
Net cash provided by financing activities	38,888	93,800

Effect of exchange rate changes on cash	11,625	20,157
Net increase (decrease) in cash	98,215	(14,055)
Cash, beginning of year	11,528	5,426
Cash, end of year	121,368	11,528

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	—	—

SUPPLEMENTAL NON-CASH TRANSACTION INFORMATION:
Payment of cost of sales paid by related parties	—	56,580
Operating lease paid by a related party	—	38,246
Operating expenses paid by a related party	—	46,740
Purchase of property, plant and equipment paid by a related party	—	13,679

NON-CASH TRANSACTIONS:
Right-of-use assets acquired in exchange for operating lease liabilities	253,500	—
Disposal of right-of-use assets	89,703	—
Purchase of property, plant and equipment	1,133,919	—

The accompanying notes form an integral part of these consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Pinnacle Food Group Limited (“PGL” or “the Company”) was incorporated in the Cayman Islands on November 16, 2023. Its operating subsidiary, Pinnacle Food Inc. (“PFI”), was incorporated in Canada on November 3, 2015 and its operations consist of the sale of smart farming systems. PFI exited the ginseng business in 2023 with the goal to focus on smart farming business.

2. Summary of significant accounting policies

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership		Date of incorporation	Place of incorporation
Pinnacle Food Group Limited (“PGL”)	Holding company	—		November 16, 2023	Cayman Islands
PFAI Investment Limited (“PFAI”)	Holding company	100	%*	February 2, 2024	Canada
Pinnacle Food Inc. (“PFI”)	Sale of smart farming system and ginseng products	100%		November 3, 2015	Canada

____________

*        Only two classes of shares, Class A common shares and Class B preferred shares, were issued and outstanding on the date of incorporation. The Company holds 100% of the Class A common shares of PFAI. Only Class A common shares have voting rights. The Company may pay dividends to Class A common shares and Class B preferred shares based on the discretion of the directors. On July 29, 2024, the holder of the Class B preferred shares transferred all of her Class B preferred share to PFAI in exchange for the same number of Class E preferred shares. On the same date, the Class B preferred shares were cancelled. The Class E preferred shares do not have voting or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares may only receive $2,999,000 of PFAI’s residual interest. Therefore, the Company, in substance controls 100% of PFAI, including its voting right and future earnings/loss. Refer to Note 11 for more details.

Reorganization

On February 2, 2024, the Company incorporated PFAI. On February 19, 2024, the Company engaged in a corporate reorganization to acquire PFI through a share transfer arrangement. The Company, through its wholly-owned subsidiary PFAI, issued a US$756 (CAD$1,000) promissory note and 2,999,000 class B preferred shares of PFAI in exchange for all of the outstanding shares of PFI.

During the years presented in these consolidated financial statements, the control of the two entities, PFAI and PFI, did not change as they were always under the control of the sole shareholder of PFI. Accordingly, this transaction has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure of PGL has been retrospectively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5. Since the two subsidiaries were under common control for the entirety of the years ended December 31, 2023 and 2022, the results of the subsidiaries are included in the consolidated financial statements for both periods.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include the determination of:

•        Inventory valuation;

•        Useful lives of property, plant and equipment and intangible assets.

Foreign currency and foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“US$”). The financial records of the Company’s subsidiary located in Canada are maintained in its local currency, Canadian dollar (“CAD”) which is the functional currency of the entity.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations.

For translating into the reporting currency of the Company, assets and liabilities are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and the consolidated statements of comprehensive income.

The following are the exchange rates that were used in translating the Company’s subsidiary’s financial statements into the consolidated financial statements:

	December 31, 2023	December 31, 2022
Year-end spot rate	US$1=CAD1.3226	US$1=CAD1.3544
Average rate	US$1=CAD1.3497	US$1=CAD1.3011

Foreign currency risk

The operation of its subsidiary is in Canada and may undertake transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in foreign currency. As at December 31, 2023 and 2022, all of the Company’s cash is located in Canada and denominated in CAD and US$.

Cash

Cash consists of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable and other receivables. As of December 31, 2023 and 2022, substantially all of the Company’s cash were held in major financial institutions located in Canada.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

During the year ended December 31, 2023, the Company’s three distributors, who are also its three largest customers, accounted for approximately 53%, 16% and 12% of the total revenue, respectively. During the year ended December 31, 2022, the top customer accounted for 89% of the total revenue. During the year ended December 31, 2023, the Company’s principal supplier accounted for 84% (2022: 66%) of its total purchases.

As of December 31, 2023, the three customers accounted for 98% of the total balance of accounts receivable (2022: nil).

As of December 31, 2023, the one supplier accounted for 51% of the total balance of accounts payable (2022: 93%).

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the expected credit loss, represents their estimated net realizable value. The Company evaluates the expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. The Company offers standard credit term of 180 days to its customers. As of the date of the consolidated financial statements were issued, all accounts receivables have been collected.

Allowance for credit losses

The Company estimates the credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. If the Company does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company historically did not have bad debts in its accounts receivable. There were no bad debt expenses for the years ended December 31, 2023 and 2022 and there was no provision of expected credit loss as of December 31, 2023 and 2022.

Measurement of credit losses on financial instruments

On January 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments”, using a modified retrospective adoption method for financial assets at amortized cost including accounts receivable, refundable deposits, other receivables, and retention receivable. Adoption of this ASU did not have a material impact on the consolidated financial statements. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Contract assets and contract liabilities

Contract assets represent the Company’s right to consideration in exchange for goods that the Company has transferred to a customer that is not yet unconditional. These assets are recognized when the Company recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract.

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. These liabilities are recognized as revenue when the Company performs under the contract.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Inventories

Inventory consists of smart farming system and ginseng products and is recorded at the lower of cost (weighted average cost method) or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of sales. During the years ended December 31, 2023 the Company recorded a write-off of US$53,467 of ginseng inventory due to the Company’s determination to no longer sell ginseng.

Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated on a declining balance and straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation method	Depreciation rate
Furniture and equipment	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of lease term or 5 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the undiscounted expected future cash flows to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying amount of the asset or asset group exceeds the fair value. Fair values of long-lived assets are determined through various techniques, such as applying probability weighted, expected present value calculations to the estimated future cash flows using assumptions a market participant would utilize or through the use of a third-party independent appraiser or valuation specialist. No impairment losses of long-lived assets were recorded during the years ended December 31, 2023 (2022: US$13,719).

Intangible assets

The Company acquired or developed various intangible assets including smart farming applications and computer software. The Company capitalized qualifying internal-use software development costs, primarily related to its computer software. The development costs primarily consist of fees paid to third parties for services provided to develop the software during the application development stage. The Company ceases to capitalize such costs when the software is substantially complete and ready for its intended use. Capitalized costs are included in intangible assets, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, which is three years, using the straight-line method.

Costs and accumulated amortization of fully amortized capitalized internal-use software development costs are removed from the consolidated balance sheets when the related software is no longer in use. The amortization of the capitalized development costs is included in the cost of sales in the consolidated statements of operations.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Research and development costs

Research and development costs are expensed as incurred and include expenditures for activities that involve a plan or design for producing new or significantly improved products and processes. There were no significant research and development costs incurred during the years ended December 31, 2023 and 2022. The costs incurred in the year ended December 31, 2023 were primarily related to assessments and testing of smart farming equipment and growing processes.

Revenue recognition

The Company’s revenue is primarily generated from; i) sales of physical smart farming system to distributors; ii) sales of physical smart farming system to individual customers; iii) sale of ginseng products; and iv) ginseng product consulting services.

The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. In evaluating the timing of the transfer of control of products to customers, the Company considers several control indicators, including significant risks and rewards of products, the Company’s right to payment, and the legal title of the products.

Smart farming packages sold to distributors contain one integrated performance obligation consisting of: i) supply of the smart farming system to a distributor and ii) supply of the materials required for the first six-month period farming services to be performed by the distributor. Based on the agreements signed with its distributors, the Company’s responsibility is to deliver each smart farming system and the materials required for the first six-month period of farming services as a package to the distributor. The distributor is responsible for providing the farming services to the end customer. After the package is delivered to the distributor, the Company’s performance obligation is considered fulfilled. Revenue for this integrated performance obligation is recognized at the point in time when the control of the smart farming package is transferred to the distributor.

During the year ended December 31, 2023, 80.8% of the Company’s revenue was from this one integrated performance obligation revenue stream. Under the agreements with the distributors, the payment terms, which were six months after delivery, for the goods/services to be transferred, were clearly identified and deliveries were based on free-on-board (“FOB”) shipping terms. The agreements had commercial substance, and the Company believed it was probable it would collect substantially all the consideration to which it was entitled. Based on the agreements, the goods were not returnable and there was no specific warranty provision stated in the agreements. For the revenue recognized in the year ended December 31, 2023, the Company satisfied its performance obligations when the control of the goods was transferred to the distributors based on the FOB term before December 31, 2023. The Company subsequently collected all its accounts receivable from such sales in July 2024.

After the first six-month farming service period, a customer can choose to continue to purchase extended farming services at additional cost. The extended farming services will continue to be performed by the local distributor. The Company’s only performance obligation is to deliver the materials when ordered by the distributor. During the years ended December 31, 2023, no revenues were recognized from this revenue stream as there were no extended farming service transactions.

Smart farming systems sold to individuals contain two performance obligations consisting of: i) the delivery of the smart farming system to the individual; and ii) provision of the farming services over a six-month period. For the performance obligation of the delivery of the smart farming system to the individuals, revenue is recognized at the point in time when the smart farming system is delivered to the individual. The smart farming system is considered delivered when the setup and installation of the system is completed at the customer’s location. For the performance obligation of farming services, revenue is recognized over the term of the service.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

The transaction prices are clearly stated in the agreement for each of the two performance obligations, which are also their standalone selling prices. The transaction price for the setup of smart farming system for each individual is priced differently as the Company will need to cater to the different conditions and environment of customer’s facility. The transaction price for the farming services is generally based on the stand-alone selling price that the Company quoted for different tiers of services. Since each performance obligation has its own standalone selling price, the total overall consideration equals to the total of the standalone selling prices of the two performance obligations, no allocation of the consideration is required for the two performance obligations as the allocated price based on relative standalone selling price method will equal to each their original standalone selling price.

Sales of ginseng products, which ceased in 2023, contained one performance obligations consisting of the delivery of ginseng products to customers. Revenue was recognized at the point in time when control of the ginseng products was transferred to the customer. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business.

Ginseng product consulting services was a one-time project related to the Company’s provision of consulting services to a customer to assist the customer to identify, develop, package, and brand ginseng products. The services contained three stages or three performance obligations. Revenue for these consulting services was recognized over time when the customer verified and acknowledged that the services and objectives for each of the stages under the consulting service agreement were rendered and achieved by the Company As of December 31, 2023, the entire project was completed by the Company and the customer acknowledged completion. Therefore, revenue for the entire project was fully recognized in the year ended December 31, 2023. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business. Since the disposition of the ginseng business disposition does not represent a strategic shift to the Company, operations from the ginseng business are not as presented as discontinued operations on the consolidated financial statements.

A summary of the Company’s revenue disaggregated by major service lines are as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Smart farming system	1,837,951	—
Ginseng sales	40,596	158,866
Ginseng product consulting services	222,272	18,460
Total	2,100,819	177,326

Leases

Leases are accounted for in accordance with ASC 842, Leases. Contracts are evaluated to determine whether the arrangement contains a lease at inception. Leases are classified as either finance leases or operating leases based on criteria in ASC 842, Leases. The Company’s operating leases primarily consist of real estate leases for its offices. The Company does not have finance lease.

On January 1, 2022, the Company adopted ASC 842, Leases, using the modified retrospective approach. As of December 31, 2023, the adoption resulted in the recognition of operating lease Right-of-use (“ROU”) assets of US$242,456 (2022: US$103,898) and operating lease liabilities of US$241,644 (2022: US$114,239). The adoption did not have a material impact on the Company.

Operating leases are recognized as ROU assets in non-current assets and lease liabilities in current and non-current liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less, the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company’s

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expenses for lease payments are recognized on a straight-line basis over the lease term and are included in general and administrative expenses.

Annually, the Company performs an impairment analysis on ROU assets, and as of December 31, 2023, there was no impairment to ROU assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred income tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred income tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred income tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred income tax assets, the Company has considered possible sources of taxable income, including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not have any unrecognized tax benefits as of December 31, 2023 and 2022.

Earnings per share

Basic earnings per share of commons stock is computed by dividing net income allocable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income allocable to common stockholders by the weighted average number of shares outstanding, plus the number of additional shares that would have been outstanding if the potential shares, such as restricted stock awards and stock options, had been issued and were considered dilutive.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Segment Reporting

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the guidance provided by ASC Topic 280, management has determined that the Company operates in one segment and consists of one reporting unit based on the financial information available and which operating results are regularly reviewed by the CODM. All the Company’s business activities for the years ended December 31, 2023 and 2022 were conducted in Canada.

Fair value measurement

ASC 820, “Fair Value Measurement and Disclosure” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash, accounts receivable, other receivables, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, lease liabilities, promissory note and other payables. The carrying amounts of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, short-term lease liabilities, promissory note and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of the Company’s long-term lease liabilities would not differ significantly from fair value (based on Level 2 inputs) if recalculated based on current interest rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of December 31, 2023 and 2022.

Costs of sales

Costs of sales primarily consist of the costs of sold model and ginseng, supplies for Smart Farming, amortization and depreciation, freight expenses, salary and benefits.

General and administrative expenses

General and administrative expenses primarily consist of amortization and depreciation, office expenses, professional fees, lease expenses, repairs and maintenance, salary and benefits, sundry costs, telephone, business fees and licenses, utilities and other expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Other income (expenses)

Other income (expenses) primarily consists of exchange gain (loss) and other miscellaneous income (expenses).

Recently issued accounting standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Total Accounts receivable – third parties, gross	1,913,882	—
Less: allowance for credit loss	—	—
Total	1,913,882	—

The movement of allowance for credit loss for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	US$	US$
Balance as of beginning	—	—
Additional provision	—	—
Ending balance	—	—

4. Property, plant and equipment, Net

Property, plant and equipment, net consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Furniture and equipment	1,145,106	13,719
Office equipment	6,444	3,498
Leasehold improvement	20,169	16,743
Total	1,171,719	33,960
Less: Accumulated impairment charges	(14,049)	(13,719)
Less: Accumulated depreciation	(132,514)	(5,422)
Property and equipment, net	1,025,156	14,819

Depreciation expenses are recorded in costs of sales and general and administrative expenses. The Company recorded depreciation expenses of US$124,413 and US$3,345 during the years ended December 31, 2023 and 2022, respectively. Specifically, US$110,835 and Nil of the depreciation expenses were recorded in costs of sales for the years ended December 31, 2023 and 2022, respectively. US$13,578 and US$3,345 of the depreciation expenses was recorded in general and administrative expenses for the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2022, the Company recognized an impairment loss of US$13,719 on certain property, plant and equipment. The impairment was triggered by the absence of an active plan to continue the ginseng business, and the entire amount of relevant equipment was written off. No impairment charges were incurred in the year ended December 31, 2023.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Intangible Assets, Net

Intangible assets, net consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Smart farming applications	90,134	—
Computer software	350,695	—
Total	440,829	—
Less: Accumulated amortization	(17,524)	—
Intangible, net	423,305	—

As at December 31, 2023, the weighted-average life for each of the total finite-lived intangible assets is approximately 3 years (2022: nil). The Company recorded amortization of US$17,524 and Nil, which were included in costs of revenues, for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below:

Estimated amortization expenses
US$
2024	143,993
2025	143,993
2026	135,319
2027	—
2028	—

6. Leases

As at December 31, 2022, the Company had one office operating lease, which had a term of 60 months with an expiration date of February 28, 2026. The Company terminated the lease in 2023.

As of December 31, 2023, the Company had two office operating leases. One has a term of 24 months with an expiration date of September 30, 2025 and one has a term of 72 months with an expiration date of December 31, 2029. Both leases provide the Company with a renewal option to renew for the same term. The Company has not included these renewal options in the terms of its calculation of ROU assets or lease liabilities as it is not reasonably certain whether the Company will exercise these options.

The right-of-use assets and corresponding liabilities related to the Company’s operating leases are as follow:

	December 31, 2023	December 31, 2022
	US$	US$
Operating lease right-of-use assets, net	242,456	103,898

Current maturities of operating lease liability	65,500	28,674
Operating lease liability, net of current maturities	176,144	85,565
Total	241,644	114,239

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Leases (cont.)

As of December 31, 2023, maturities of lease liabilities for each of the following fiscal years ending December 31 and thereafter were as follows:

	December 31, 2023	December 31, 2022
	US$	US$
2023	—	48,987
2024	93,997	48,987
2025	79,872	48,987
2026 and beyond	149,988	8,165
Total minimum lease payment	323,857	155,126
Less: imputed interest	(82,213)	(40,887)
Total lease liabilities	241,644	114,239
Less: current portion	(65,500)	(28,674)
Non-current portion	176,144	85,565

Cash paid for amounts included in the measurement of lease liabilities:

	December 31, 2023	December 31, 2022
	US$	US$
Operating cash outflows for operating leases	47,523	33,996

The weighted average remaining lease terms and weighted average discount rates for operating leases were as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Weighted average remaining lease terms	4.46 years	3.16 years
Weighted average discount rate	13.42%	20.00%

During the year ended December 31, 2023, US$47,681 (2022: US$45,976) lease expense was recognized in general and administrative expenses.

7. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Accounts payable	2,394,322	—
Accrued liabilities	1,424	1,397
Total	2,395,746	1,397

8. Contract liabilities

The Company has recognized the following revenue-related contract liabilities:

	December 31, 2023	December 31, 2022
	US$	US$
Contract liabilities	9,865	73,833

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Contract liabilities (cont.)

The movement of contract liabilities for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	US$	US$
Balance as of beginning	73,833	—
Recognized during the year	9,865	73,833
Transferred to revenue during the year	(73,833)	—
Ending balance	9,865	73,833

Contract liabilities represent payments received in advance of performance under the contract. During the year ended December 31, 2023, the Company recognized revenue of US$73,833 that was included in the beginning balance of the contract liability as of January 1, 2023.

9. Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Canada

Under the current Canadian income tax act, the Company’s Canadian subsidiaries, PFAI and PFI, are subject to a combined provincial and federal corporate income tax of 27%.

The Company’s provision for income taxes consisted of the following:

	December 31, 2023	December 31, 2022
	US$	US$
Current income tax expense	113,886	—
Deferred income tax expense	103,870	—
Total income tax	217,756	—

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company and its subsidiaries operate in several tax jurisdictions. Therefore, the income is subject to various rates of taxation. The income tax expense differed from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income is as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Income (loss) before income tax expenses	1,135,443	(205,158)
Cayman Islands statutory income tax rate	—%	—%
Income tax calculated at statutory rate	—	—
(Increase) decrease in income tax expense resulting from:
Rate differences in various jurisdictions	306,570	(55,393)
Expenses not deductible for tax	260	—
Tax loss utilized during the year	(87,282)	—
Change in deferred tax assets not recognized	(1,792)	55,393
Total income tax expense	217,756	—

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes (cont.)

The Company’s deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Deferred income tax assets (liabilities)
Inventory written-off	—	11,154
Property, plant and equipment and intangible assets	(105,999)	1,859
Non-capital losses available for future period	—	90,543
Total deferred income tax assets (liabilities)	(105,999)	103,556
Valuation allowance	—	(103,556)
Net deferred income tax liabilities	(105,999)	—

As at December 31, 2023, the Company had no non-capital losses in Canada that may be carried forward to reduce taxable income derived in future years (2022: US$335,343).

10. Stockholders’ Equity

The Company’s initial authorized and issued Class A common shares 50,000 shares having a par value of US$1.00 per share. On February 19, 2024, the Company executed an Amended and Restated Memorandum of Association pursuant to which the 50,000 Class A common shares were divided into 900,000,000 Class A common shares having a par value of US$0.00005 per/share and 100,000,000 Class B common shares having at a par value of US$0.00005 per share (the “Division”).

After the Division, 900,000,000 Class A common shares and 92,305,000 Class B common shares were cancelled and returned to the Company. Concurrently on the date of the Division, the Company issued 855,000 Class A common shares.

Class A Common Shares

The Company is authorized to issue 900,000,000 Class A common shares, par value US$0.00005 per share, and 855,000 shares were issued and outstanding as of December 31, 2023 and 2022, respectively. No additional shares were issued during the years ended December 31, 2023 and 2022.

The holders of Class A common shares have the following rights:

(a)     are entitled to one vote per share and to receive notice of, attend and vote as a member at any general meeting of the Company;

(b)    are entitled to such dividends as the Board may from time to time declare;

(c)     in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class B common shares with respect to receiving the remaining property of the Company; and

(d)    generally be entitled to enjoy all of the rights attaching to shares.

Class B Common Shares

The Company is authorized to issue 100,000,000 Class B common shares, par value US$0.00005 per share, and 7,695,000 shares were issued and outstanding as of December 31, 2023 and 2022, respectively. No additional shares were issued during the years ended December 31, 2023 and 2022.

The holders of Class B common shares have the following rights and restrictions:

(a)     are entitled to five (5) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company;

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Stockholders’ Equity (cont.)

(b)    are entitled to such dividends as the Board may from time to time declare;

(c)     in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class A Common Shares with respect to receiving the remaining property of the Company; and

(d)    generally be entitled to enjoy all of the rights attaching to shares.

11. PFAI Preferred Shares

On February 2, 2024, PFAI issued 2,999,000 Class B preferred shares to PFI’s original sole shareholder, Li Xia Du, as part of the share transfer for the reorganization.

The Class B preferred shares do not have voting rights and are redeemable only at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000. The Class B preferred shares have dividend rights which the shareholder may receive annual non-cumulative dividends based on the discretion of the board or directors. In the event of the liquidation, dissolution or winding-up of PFAI, the Class B preferred shares can only receive the CAD$2,999,000 redemption amount plus any declared and unpaid dividends, should PFAI still have residual net assets.

On July 29, 2024, Li Xia Du transferred all her 2,999,000 Class B preferred shares back to PFAI in exchange for 2,999,000 Class E preferred shares.

The Class E preferred shares are redeemable at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000. The class E preferred shares do not have voting rights and dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares can only receive up to a maximum of CAD$2,999,000 of PFAI’s residual interest, should PFAI still have residual net asset in that event.

The Company currently has a three-member board of directors, which will increase to four members upon completion of this offering. Li Xia Du is one of the members and the remaining members and the nominee are independent,. Li Xia Du, as the majority shareholder, does not have the right or ability to require the Company to redeem its Class E preferred shares through her direct voting rights or her position as a director. Therefore, the Class E preferred shares are not deemed to be a temporary equity as defined under the guidance of ASC480-10-S99.7.

12. Earnings (loss) per Share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Numerator:
Net income (loss) attributable to Class A and B common shareholders – basic and diluted	917,687	(205,158)

Denominator:
Weighted average number of shares of Class A and B common shares outstanding – basic and diluted	8,550,000	8,550,000
Earnings (loss) per share attributable to Class A and B common shareholders – basic and diluted	0.11	(0.02)

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is the same as basic earnings (loss) per share as there are no diluted shares.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies

Other commitments

Other than the operating leases (Note 6), the Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. As of December 31, 2023 and 2022, the Company was not a party to any material legal or administrative proceedings.

14. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jiulong You	CEO of the Company’s significant operating subsidiary, Pinnacle Food Inc.
Li Xia Du	Chairman, Director, and substantial stockholder
Jing Yang Zhao	Daughter of Li Xia Du, substantial stockholder
Bing Zhao	Husband of Li Xia Du, former substantial stockholder
Yongsheng Zhao	Father of Bing Zhao
Steel Magnolia Investment Ltd	A company wholly-owned by Li Xia Du
Kowloon Investment Holding Limited	A company wholly-owned by Jiulong You

Related Party transactions

The Company had the following related party transactions:

(i)     During the year ended December 31, 2023, the Company’s related party, Li Xia Du, advanced an aggregate of US$38,888 (2022: US$93,800) to support the Company’s working capital needs.

(ii)    Steel Magnolia Investment Ltd, the landlord of one of the Company’s operating leases is owned by Li Xia Du. During the year ended December 31, 2023, the lease expense of US$30,587 (2022: US$45,976) was recorded in general and administrative expenses. The aggregate lease liability associated with that operating lease as of December 31, 2023 was US$153,956 (2022: US$114,239) (refer to Note 6).

Due to related party balance

The Company’s balances due to related parties as of December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
	US$	US$
Yongsheng Zhao	30,243	29,533
Li Xia Du	310,941	272,763
Total	341,184	302,296

The amounts due to related parties as of December 31, 2023 and 2022 are unsecured, interest-free, and are due on demand.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the date the consolidated financial statements were available to issue, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements other than the ones below:

•        On February 19, 2024, the date of the reorganization, the Company issued 855,000 Class A common shares to three non-US investors for an aggregate consideration of $42.75.

•        On March 1, 2024, the Company closed a non-brokered private placement for the issuance of 950,000 Class A common shares at a price of US$1.053 per share for aggregate gross proceeds of US$1,000,000.

•        On May 21, 2024, the Company closed a non-brokered private placement for the issuance of 400,000 Class A common shares at a price of US$2.00 per share for aggregate gross proceeds of US$800,000.

•        On July 29, 2024, Li Xia Du transferred all of her 2,999,000 Class B preferred shares of PFAI to the Company in exchange for 2,999,000 Class E preferred shares of PFAI. On the same date, the 2,999,000 Class B preferred shares were cancelled.

PINNACLE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2024 and DECEMBER 31, 2023
(US$, except share data, or otherwise noted)

	June 30, 2024	December 31, 2023
	(Unaudited)	US$
	US$
Assets
Current Assets
Cash	734,373	121,368
Inventories	55,574	64,013
Accounts receivable, net	2,166,567	1,913,882
Contract assets	105,338	—
Prepaid expenses	1,096	13,194
Other receivables	14,296	13,232
Total current assets	3,077,244	2,125,689
Non-current assets
Property, plant and equipment, net	897,230	1,025,156
Right-of-use assets – operating leases	203,474	242,456
Intangible assets, net	341,722	423,305
Deferred costs	130,251	—
Total assets	4,649,921	3,816,606

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	2,376,013	2,395,746
Accrued payroll liabilities	9,144	7,595
Income taxes payable	110,492	118,895
Due to related parties	558,124	341,184
Contract liabilities	13,042	9,865
Operating lease liabilities	67,662	65,500
Other payables	26,473	38,495
Promissory note	764	764
Total current liabilities	3,161,714	2,978,044
Non-current liabilities
Operating lease liabilities	135,252	176,144
Deferred tax liabilities	111,610	105,999
Total liabilities	3,408,576	3,260,187

Stockholders’ equity
Class A common shares, par value $0.00005, 900,000,000 shares authorized; 2,205,000 and 855,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively;
Class B common shares, par value $0.00005, 100,000,000 shares authorized; 7,695,000 and 7,695,000 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively;	495	428
Additional paid-in capital	1,799,933	—
Subscription receivable	(800,428)	(428)
Accumulated other comprehensive income	6,915	21,774
Retained earnings	234,430	534,645
Total stockholders’ equity	1,241,345	556,419
Total liabilities, common stock subject to possible redemption and stockholders’ equity	4,649,921	3,816,606

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2024 (Unaudited)	For The Six Months Ended June 30, 2023 (Unaudited)
	US$	US$
Revenues	718,831	104,173
Costs of revenues	455,355	39,986
Gross profit	263,476	64,187

Operating costs and expenses:
Selling expenses	898	1,137
General and administrative	478,746	100,531
Total operating costs and expenses	479,644	101,668

Loss from operations	(216,168)	(37,481)

Other income (expenses):
Foreign exchange loss	(74,797)	—
Total other income (expenses)	(74,797)	—

Loss before provision for income taxes	(290,965)	(37,481)
Current income tax expense	—	—
Deferred income tax expense	9,250	—
Net loss	(300,215)	(37,481)

Other comprehensive loss
Currency translation adjustment	(14,859)	(9,116)
Total comprehensive loss	(315,074)	(46,597)

Net loss per common share
Basic & diluted – Class A and Class B	(0.03)	(0.00)

Weighted average common shares outstanding
Basic & diluted – Class A and Class B	9,269,505	8,550,000

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(US$, except share data, or otherwise noted)

	Class A Common Shares	Class B Common Shares	Amount	Additional paid-in capital	Subscription receivable	Accumulated other comprehensive income	Retained earnings/ (deficit)	Total equity
Balance as of December 31, 2022 (Audited)	855,000	7,695,000	428	—	(428)	14,489	(383,042)	(368,553)
Net loss	—	—	—	—	—	—	(37,481)	(37,481)
Currency translation adjustment	—	—	—	—	—	(9,116)	—	(9,116)
Balance as of June 30, 2023 (Unaudited)	855,000	7,695,000	428	—	(428)	5,373	(420,523)	(415,150)
Balance as of December 31, 2023 (Audited)	855,000	7,695,000	428	—	(428)	21,774	534,645	556,419
Issuance of common shares	1,350,000	—	67	1,799,933	(800,000)	—	—	1,000,000
Net loss	—	—	—	—	—	—	(300,215)	(300,215)
Currency translation adjustment	—	—	—	—	—	(14,859)	—	(14,859)
Balance as of June 30, 2024 (Unaudited)	2,205,000	7,695,000	495	1,799,933	(800,428)	6,915	234,430	1,241,345

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2024 (Unaudited)	For The Six Months Ended June 30, 2023 (Unaudited)
	US$	US$
Cash Flows from Operating Activities:
Net loss	(300,215)	(37,481)
Adjustments for items not affecting cash:
Depreciation of property, plant and equipment	100,379	2,034
Amortization of intangible assets	72,217	—
Non-cash operating lease expense	31,045	12,053
Deferred income tax	9,250	—
Changes in operating assets and liabilities
Accounts receivable	(252,685)	—
Contract assets	(105,338)	—
Inventories	8,439	(699)
Prepaid expenses	12,098	—
Other receivables	(1,064)	(1,721)
Accounts payable & accrued liabilities	(25,971)	(1,027)
Contract liabilities	3,176	48,345
Accrued payroll liabilities	1,549	(5,146)
Lease liabilities	(30,819)	(13,694)
Income tax payable	(8,404)	—
Other payables	(12,022)	(80)
Net cash (used in) provided from operating activities	(498,365)	2,584

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(4,358)	—
Net cash used in investing activities	(4,358)	—

Cash Flows from Financing Activities:
Deferred costs incurred	(130,251)
Net proceeds from share issuance	1,000,000	—
Net proceeds borrowed from (repayment to) related parties	216,940	42,609
Net cash provided by financing activities	1,086,689	42,609

Effect of exchange rate changes on cash	29,039	(9,214)
Net increase in cash	613,005	35,979
Cash, beginning of year	121,368	11,528
Cash, end of year	734,373	47,507

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	—	—

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Organization and principal activities

Pinnacle Food Group Limited (“PGL” or “the Company”) was incorporated in the Cayman Islands on November 16, 2023. Its operating subsidiary, Pinnacle Food Inc. (“PFI”), was incorporated in Canada on November 3, 2015 and its operations consist of the sale of smart farming systems. PFI exited the ginseng business in 2023 with the goal to focus on smart farming business.

2. Summary of significant accounting policies

Basis of presentation

The unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in equity as of June 30, 2024, and for the six months ended June 30, 2024 and 2023. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2023 and 2022.

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
Pinnacle Food Group Limited (“PGL”)	Holding company	—	November 16, 2023	Cayman Islands
PFAI Investment Limited (“PFAI”)	Holding company	*100%	February 2, 2024	Canada
Pinnacle Food Inc. (“PFI”)	Sale of smart farming system and ginseng products	100%	November 3, 2015	Canada

____________

*        Only two classes of shares, Class A common shares and Class B preferred shares, were issued and outstanding on the date of incorporation. The Company holds 100% of the Class A common shares of PFAI. Only Class A common shares have voting rights. The Company may pay dividends to Class A common shares and Class B preferred shares based on the discretion of the directors. On July 29, 2024, the holder of the Class B preferred shares transferred all of her Class B preferred share to PFAI in exchange for the same number of Class E preferred shares. On the same date, the Class B preferred shares were cancelled. The Class E preferred shares do not have voting or dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares may only receive $2,999,000 of PFAI’s residual interest. Therefore, the Company, in substance controls 100% of PFAI, including its voting right and future earnings/loss. Refer to Note 10 for more details.

Use of estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made by management include the determination of:

•        Inventory valuation;

•        Useful lives of property, plant and equipment and intangible assets; and

•        Revenue recognition for construction of vertical smart farm systems.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Foreign currency and foreign currency translation

The Company’s functional and reporting currency is the United States dollar (“US$”). The financial records of the Company’s subsidiary located in Canada are maintained in its local currency, Canadian dollar (“CAD”) which is the functional currency of the entity.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations.

For translating into the reporting currency of the Company, assets and liabilities are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Equity accounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and the consolidated statements of comprehensive income.

The following are the exchange rates that were used in translating the Company’s subsidiary’s financial statements into the consolidated financial statements:

	June 30, 2024	June 30, 2023
Year-end spot rate	US$1=CAD1.3687	US$1=CAD1.3240
Average rate	US$1=CAD1.3586	US$1=CAD1.3477

Foreign currency risk

The operation of its subsidiary is in Canada and may undertake transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in foreign currency. As at June 30, 2024 and December 31, 2023, all of the Company’s cash is located in Canada and denominated in CAD and US$.

Cash

Cash consists of cash held in banks, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, contract assets and other receivables. As of June 30, 2024 and December 31, 2023, substantially all of the Company’s cash were held in major financial institutions located in Canada.

During the six months ended June 30, 2024, the Company’s top two customers accounted for approximately 58% and 34% of the Company’s total revenue. During the six months ended June 30, 2023, one customer accounted for 99% of the total revenue. During the six months ended June 30, 2024, the Company’s top supplier accounted for 74% (June 30, 2023: 62%) of its total purchases.

As of June 30, 2024, the Company’s three distributors accounted for 98% of the total balance of accounts receivable (December 31, 2023: 98%).

As of June 30, 2024, the top supplier accounted for 47% of the total balance of accounts payable (December 31, 2023: 51%).

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the expected credit loss, represents their estimated net realizable value. The Company evaluates the expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. The Company offers standard credit term of 180 days to its customers. As of the date the unaudited condensed consolidated financial statements were issued, 83% of accounts receivables have been collected.

Allowance for credit losses

The Company estimates the credit losses for receivables that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The models consider factors such as historical trends in credit losses, recent portfolio performance, and forward-looking macroeconomic conditions. If the Company does not believe the models reflect lifetime expected credit losses for the portfolio, an adjustment is made to reflect management judgment regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

The Company historically did not have bad debts in its accounts receivable. There were no bad debt expenses for the six months ended June 30, 2024 and 2023 and there was no provision of expected credit loss as of June 30, 2024 and December 31, 2023.

Measurement of credit losses on financial instruments

On January 1, 2022, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments”, using a modified retrospective adoption method for financial assets at amortized cost including accounts receivable, contract assets, refundable deposits, other receivables, and retention receivable. Adoption of this ASU did not have a material impact on the consolidated financial statements. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Contract assets and contract liabilities

Contract assets represent the Company’s right to receive consideration for smart farming system construction services that the Company has transferred to a customer that is not yet unconditional. These assets are recognized when the Company recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract.

Contract liabilities represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. These liabilities are recognized as revenue when the Company performs under the contract.

Inventories

Inventory consists of smart farming systems and is recorded at the lower of cost (weighted average cost method) or net realizable value. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of sales.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment. Depreciation of property, plant and equipment is calculated on a declining balance and straight-line basis, after consideration of expected useful lives and estimated residual values. The estimated annual deprecation rates of these assets are generally as follows:

Category	Depreciation method	Depreciation rate
Furniture and equipment	Declining balance	20%
Office equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of lease term or 5 years

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive income.

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the undiscounted expected future cash flows to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying amount of the asset or asset group exceeds the fair value. Fair values of long-lived assets are determined through various techniques, such as applying probability weighted, expected present value calculations to the estimated future cash flows using assumptions a market participant would utilize or through the use of a third-party independent appraiser or valuation specialist. No impairment losses of long-lived assets were recorded during the six months ended June 30, 2024 (June 30, 2023: nil).

Intangible assets

The Company acquired or developed various intangible assets including smart farming applications and computer software. The Company capitalized qualifying internal-use software development costs, primarily related to its computer software. The development costs primarily consist of fees paid to third parties for services provided to develop the software during the application development stage. The Company ceases to capitalize such costs when the software is substantially complete and ready for its intended use. Capitalized costs are included in intangible assets, net on the consolidated balance sheets. These costs are amortized over the estimated useful live of the software, which is three years, using the straight-line method.

Costs and accumulated amortization of fully amortized capitalized internal-use software development costs are removed from the consolidated balance sheets when the related software is no longer in use. The amortization of the capitalized development costs is included in the cost of sales in the consolidated statements of operations.

Research and development costs

Research and development costs are expensed as incurred and include expenditures for activities that involve a plan or design for producing new or significantly improved products and processes. For the six months ended June 30, 2024 and 2023, no research and development costs were incurred.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Deferred costs

Deferred costs consist of legal, accounting, and other fees directly attributable to the initial public offering. These costs are capitalized and recorded as an asset on the balance sheet. Upon successful completion of the offering, the deferred costs will be offset against the proceeds received from the issuance of equity. If the IPO is unsuccessful, these costs will be expensed.

Revenue recognition

During the six months ended June 30, 2024 and 2023, the Company’s revenue is primarily generated from; i) sales of physical smart farming system to distributors; ii) construction of vertical farm project; iii) sale of ginseng products; and iv) ginseng product consulting services.

The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. In evaluating the timing of the transfer of control of products to customers, the Company considers several control indicators, including significant risks and rewards of products, the Company’s right to payment, and the legal title of the products.

Smart farming packages sold to distributors contain one integrated performance obligation consisting of: i) supply of the smart farming system to a distributor and ii) supply of the materials required for the first six-month period farming services to be performed by the distributor. Based on the agreements signed with its distributors, the Company’s responsibility is to deliver each smart farming system and the materials required for the first six-month period of farming services as a package to the distributor. The distributor is responsible for providing the farming services to the end customer. After the package is delivered to the distributor, the Company’s performance obligation is considered fulfilled. Revenue for this integrated performance obligation is recognized at the point in time when the control of the smart farming package is transferred to the distributor.

After the first six-month farming service period, a customer can choose to continue to purchase extended farming services at additional cost. The extended farming services will continue to be performed by the local distributor. The Company’s only performance obligation is to deliver the materials when ordered by the distributor. During the years ended June 30, 2024, no revenues were recognized from this revenue stream as there were no extended farming service transactions.

Construction of vertical farm systems represent smart vertical farming systems built for certain corporate or individual customers. The construction agreements contain two performance obligations consisting of: i) the completion of construction services; and ii) provision of the smart farming services over a six-month or one-year period. For the performance obligation of the completion of construction services, revenue is recognized over completion time by using cost-to-cost input method, which based on costs incurred relative to the total estimated costs. For the performance obligation of farming services, revenue is recognized over the term of the service.

The transaction prices are clearly stated in the construction contract for each of the two performance obligations, which are also their standalone selling prices. Since each performance obligation has its own standalone selling price, the total overall consideration equals to the total of the standalone selling prices of the two performance obligations, no allocation of the consideration is required for the two performance obligations as the allocated price based on relative standalone selling price method will equal to each their original standalone selling price. As of June 30, 2024, the aggregate amount of transaction price allocated to remaining performance obligations was US$0.5 million. The performance obligation regarding the construction services is expected to be completed by end of 2024 and the performance obligation regarding the provision of the smart farming services is expected to be satisfied within the 12 months after the completion of the construction.

Sales of ginseng products, which ceased in 2023, contained one performance obligations consisting of the delivery of ginseng products to customers. Revenue was recognized at the point in time when control of the ginseng products was transferred to the customer. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Ginseng product consulting services was a one-time project related to the Company’s provision of consulting services to a customer to assist the customer to identify, develop, package, and brand ginseng products. The services contained three stages or three performance obligations. Revenue for these consulting services was recognized over time when the customer verified and acknowledged that the services and objectives for each of the stages under the consulting service agreement were rendered and achieved by the Company. During the six months ended June 30, 2023, the Company recognized revenue of US$74 thousand in relation to the consulting services. The remaining performance obligation to be rendered is US$148 thousand. As of December 31, 2023, the entire project was completed by the Company and the customer acknowledged completion. The Company discontinued its ginseng business in 2023 to concentrate on its smart farming business. Since the disposition of the ginseng business disposition does not represent a strategic shift to the Company, operations from the ginseng business are not as presented as discontinued operations on the consolidated financial statements.

In addition to the above three revenue streams, during the six months ended June 30, 2024, the Company generated revenues of US$15 thousand from smart farming services entered into with customers in 2023. The smart farming services had a term of six months and the amount recognized in the six months ended June 30, 2024 was related to the remaining services rendered in 2024.

A summary of the Company’s revenue disaggregated by major service lines are as follows:

	June 30, 2024	June 30, 2023
	US$	US$
Smart farming
Recognized at point of time	563,080	—
Recognized over time
– Construction services	142,188	—
– FaaS Services	13,563	—
Ginseng sales	—	29,973
Ginseng product consulting services	—	74,200
Total	718,831	104,173

Leases

Leases are accounted for in accordance with ASC 842, Leases. Contracts are evaluated to determine whether the arrangement contains a lease at inception. Leases are classified as either finance leases or operating leases based on criteria in ASC 842, Leases. The Company’s operating leases primarily consist of real estate leases for its offices. The Company does not have finance lease.

On January 1, 2022, the Company adopted ASC 842, Leases, using the modified retrospective approach.

Operating leases are recognized as ROU assets in non-current assets and lease liabilities in current and non-current liabilities in the consolidated balance sheets if the initial lease term is greater than 12 months. For leases with an initial term of 12 months or less, the Company recognizes those lease payments on a straight-line basis over the lease term.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, management uses the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Management uses the implicit rate when readily determinable. Lease expenses for lease payments are recognized on a straight-line basis over the lease term and are included in general and administrative expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Annually, the Company performs an impairment analysis on ROU assets, and as of June 30, 2024, there was no impairment to ROU assets.

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred income tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred income tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency, and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred income tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred income tax assets, the Company has considered possible sources of taxable income, including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. The Company did not have any unrecognized tax benefits as of June 30, 2024 and December 31, 2023.

Earnings (loss) per share

Basic earnings (loss) per share of commons stock is computed by dividing net income allocable to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing net income allocable to common stockholders by the weighted average number of shares outstanding, plus the number of additional shares that would have been outstanding if shares that could be potentially issued had been issued and were considered dilutive.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Segment Reporting

The Company follows FASB ASC Topic 280, Segment Reporting, which requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and evaluating their performance. Reportable operating segments include components of an entity about which separate financial information is available and which operating results are regularly reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess each operating segment’s performance.

Based on the guidance provided by ASC Topic 280, management has determined that the Company operates in one segment and consists of one reporting unit based on the financial information available and which operating results are regularly reviewed by the CODM. All the Company’s business activities for the six months ended June 30, 2024 and 2023 were conducted in Canada.

Fair value measurement

ASC 820, “Fair Value Measurement and Disclosure” clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.
Level 3:	Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash, accounts receivable, other receivables, contract assets, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, lease liabilities, promissory note and other payables. The carrying amounts of cash, accounts receivable, other receivables, accounts payable and accrued liabilities, accrued payroll liabilities, income tax payable, due to related parties, short-term lease liabilities, promissory note and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of the Company’s long-term lease liabilities would not differ significantly from fair value (based on Level 2 inputs) if recalculated based on current interest rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of June 30, 2024 and December 31, 2023.

Costs of sales

Costs of sales primarily consist of the costs of sold model and ginseng, construction costs, supplies for Smart Farming, amortization and depreciation, freight expenses, salary and benefits.

General and administrative expenses

General and administrative expenses primarily consist of amortization and depreciation, office expenses, professional fees, lease expenses, repairs and maintenance, salary and benefits, sundry costs, telephone, business fees and licenses, utilities and other expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. Summary of significant accounting policies (cont.)

Other income (expenses)

Other income (expenses) primarily consists of exchange gain (loss) and other miscellaneous income (expenses).

Recently issued accounting standards

In September 2024, the FASB issued ASU 2023-07, which enhances segment disclosure requirements by requiring entities to disclose significant expenses included in segment profit or loss. This standard is effective for fiscal years beginning after December 15, 2024, for public business entities and December 15, 2025, for all other entities.

In November 2024, the FASB issued ASU 2023-08, simplifying the accounting for purchased financial assets by eliminating the distinction between purchased credit-deteriorated (PCD) and non-PCD assets. Under the update, a single model will be used for recognition and measurement of expected credit losses. The standard is effective for fiscal years beginning after December 15, 2024, for public business entities and December 15, 2025, for all other entities.

Management does not believe the adoptions of these two new accounting standards will have a material effect on the Company’s consolidated financial statements.

3. Accounts Receivable, Net

Accounts receivable, net consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Total Accounts receivable – third parties, gross	2,166,567	1,913,882
Less: allowance for credit loss	—	—
Total	2,166,567	1,913,882

4. Contract assets

The Company has recognized the following revenue-related contract assets:

	June 30, 2024	December 31, 2023
	US$	US$
Contract assets	105,338	—

The movement of contract assets for the periods ended June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	US$	US$
Balance as of beginning	—	—
Recognized during the period	105,338	—
Transferred to accounts receivable during the period	—	—
Ending balance	105,338	—

Contract assets represent the revenue recognized on projects where billings have not yet been issued. Contract assets are transferred to accounts receivable upon the customer invoicing based on performance milestones. As of November 25, 2024, a portion of the contract assets amounting of US$102 thousand has been transferred to accounts receivable, and the corresponding receivable has been collected.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Property, plant and equipment, Net

Property, plant and equipment, net consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Furniture and equipment	1,112,777	1,145,106
Office equipment	6,227	6,444
Leasehold improvement	19,490	20,169
Total	1,138,494	1,171,719
Less: Accumulated impairment charges	(13,576)	(14,049)
Less: Accumulated depreciation	(227,688)	(132,514)
Property and equipment, net	897,230	1,025,156

Depreciation expenses are recorded in costs of sales and general and administrative expenses. The Company recorded depreciation expenses of US$100,379 and US$2,034 during the six months ended June 30, 2024 and 2023, respectively. Specifically, US$99,098 and nil of the depreciation expenses were recorded in costs of sales for the six months ended June 30, 2024 and 2023, respectively. US$1,281 and US$2,034 of the depreciation expenses was recorded in general and administrative expenses for the six months ended June 30, 2024 and 2023, respectively.

No impairment charges were incurred in the six months ended June 30, 2024.

6. Intangible Assets, Net

Intangible assets, net consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Smart farming applications	87,098	90,134
Trademark	4,358	—
Computer software	338,884	350,695
Total	430,340	440,829
Less: Accumulated amortization	(88,618)	(17,524)
Intangible, net	341,722	423,305

As at June 30, 2024, the weighted-average life for each of the total finite-lived intangible assets is approximately 3 years (December 31, 2023: 3 years). The Company recorded amortization expenses of US$72,217 and nil, which were included in costs of revenues, for the six months ended June 30, 2024 and 2023, respectively. Specifically, US$71,525 and nil of the amortization expenses were recorded in costs of sales for the six months ended June 30, 2024 and 2023, respectively. US$692 and nil of the amortization expenses was recorded in general and administrative expenses for the six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024, the estimated aggregate amortization expense of identifiable intangible assets for each of the next five fiscal years is as shown below:

Estimated amortization expenses
US$
2024	72,256
2025	144,513
2026	124,940
2027	13
2028	—

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. Leases

As of June 30, 2024 and December 31, 2023, the Company had two office operating leases. One has a term of 24 months with an expiration date of September 30, 2025 and one has a term of 72 months with an expiration date of December 31, 2029. Both leases provide the Company with a renewal option to renew for the same term. The Company has not included these renewal options in the terms of its calculation of ROU assets or lease liabilities as it is not reasonably certain whether the Company will exercise these options.

The right-of-use assets and corresponding liabilities related to the Company’s operating leases are as follow:

	June 30, 2024	December 31, 2023
	US$	US$
Operating lease right-of-use assets, net	203,474	242,456

Current maturities of operating lease liability	67,662	65,500
Operating lease liability, net of current maturities	135,252	176,144
Total	202,914	241,644

As of June 30, 2024 and December 31, 2023, maturities of lease liabilities for each of the following fiscal years ending June 30, and December 31 and thereafter were as follows:

	June 30, 2024	December 31, 2023
	US$	US$
2024	45,416	93,997
2025	77,182	79,872
2026 and beyond	108,702	149,988
Total minimum lease payment	231,300	323,857
Less: imputed interest	(28,386)	(82,213)
Total lease liabilities	202,914	241,644
Less: current portion	(67,662)	(65,500)
Non-current portion	135,252	176,144

Cash paid for amounts included in the measurement of lease liabilities:

	June 30, 2024	June 30, 2023
	US$	US$
Operating cash outflows for operating leases	45,754	24,615

The weighted average remaining lease terms and weighted average discount rates for operating leases were as follows:

	June 30, 2024	December 31, 2023
	US$	US$
Weighted average remaining lease terms	4.20 years	4.46 years
Weighted average discount rate	13.42%	13.42%

During the six months ended June 30, 2024, US$53,839 (2023: US$21,802) of lease expense was recognized in general and administrative expenses.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	June 30, 2024	December 31, 2023
	US$	US$
Accounts payable	2,375,217	2,394,322
Accrued liabilities	796	1,424
Total	2,376,013	2,395,746

9. Contract liabilities

The Company has recognized the following revenue-related contract liabilities:

	June 30, 2024	December 31, 2023
	US$	US$
Contract liabilities	13,042	9,865

The movement of contract liabilities for the periods ended June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
	US$	US$
Balance as of beginning	9,865	73,833
Recognized during the period	13,042	9,865
Transferred to revenue during the period	(9,865)	(73,833)
Ending balance	13,042	9,865

Contract liabilities represent payments received in advance of performance under the contract. During the six months ended June 30, 2024, the Company recognized revenue of US$9,865 that was included in the beginning balance of the contract liability as of January 1, 2024.

10. Stockholders’ Equity

The Company’s initial authorized and issued Class A common shares 50,000 shares having a par value of US$1.00 per share. On February 19, 2024, the Company executed an Amended and Restated Memorandum of Association pursuant to which the 50,000 Class A common shares were divided into 900,000,000 Class A common shares having a par value of US$0.00005 per/share and 100,000,000 Class B common shares having at a par value of US$0.00005 per share (the “Division”).

After the Division, 900,000,000 Class A common shares and 92,305,000 Class B common shares were cancelled and returned to the Company. Concurrently on the date of the Division, the Company issued 855,000 Class A common shares.

Class A Common Shares

The Company is authorized to issue 900,000,000 Class A common shares, par value US$0.00005 per share, and 855,000 shares were issued and outstanding as of December 31, 2023. On March 1, 2024 and May 21, 2024, the Company issued 950,000 Class A common shares at a price of US$1.053 per share for aggregate gross proceeds of US$1,000,000 and 400,000 Class A common shares at a price of US$2.0 per share for aggregate gross proceeds of US$800,000, respectively. In July 2024, the Company received the US$800,000 from the investors for the subscription receivable in relation to the 400,000 Class A common shares issued on May 21, 2024.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. Stockholders’ Equity (cont.)

The holders of Class A common shares have the following rights:

(a)     are entitled to one vote per share and to receive notice of, attend and vote as a member at any general meeting of the Company;

(b)    are entitled to such dividends as the Board may from time to time declare;

(c)     in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class B common shares with respect to receiving the remaining property of the Company; and

(d)    generally be entitled to enjoy all of the rights attaching to shares.

Class B Common Shares

The Company is authorized to issue 100,000,000 Class B common shares, par value US$0.00005 per share, and 7,695,000 shares were issued and outstanding as of June 30, 2024 and December 31, 2023, respectively. No additional shares were issued during the periods ended June 30, 2024 and December 31, 2023.

The holders of Class B common shares have the following rights and restrictions:

(a)     are entitled to five (5) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company;

(b)    are entitled to such dividends as the Board may from time to time declare;

(c)     in the event of a winding-up or dissolution of the Company, shall rank pari passu with holders of Class A Common Shares with respect to receiving the remaining property of the Company; and

(d)    generally be entitled to enjoy all of the rights attaching to shares.

11. PFAI Preferred Shares

On February 2, 2024, PFAI issued 2,999,000 Class B preferred shares to PFI’s original sole shareholder, Li Xia Du, as part of the share transfer for the reorganization.

The Class B preferred shares do not have voting rights and are redeemable only at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000. The Class B preferred shares have dividend rights which the shareholder may receive annual non-cumulative dividends based on the discretion of the board or directors. In the event of the liquidation, dissolution or winding-up of PFAI, the Class B preferred shares can only receive the CAD$2,999,000 redemption amount plus any declared and unpaid dividends, should PFAI still have residual net assets.

On July 29, 2024, Lisa Du transferred all her 2,999,000 Class B preferred shares back to PFAI in exchange for 2,999,000 Class E preferred shares.

The Class E preferred shares are redeemable at the option of the Company at CAD$1.00 per share with the total redemption amount of CAD$2,999,000. The class E preferred shares do not have voting rights and dividend rights. In the event of the liquidation, dissolution or winding-up of PFAI, the Class E preferred shares can only receive up to a maximum of CAD$2,999,000 of PFAI’s residual interest, should PFAI still have residual net asset in that event.

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. Loss per Share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	June 30, 2024	June 30, 2023
	US$	US$
Numerator:
Net loss attributable to Class A and B common shareholders – basic and diluted	(300,215)	(37,481)

Denominator:
Weighted average number of shares of Class A and B common shares outstanding – basic and diluted	9,269,505	8,550,000
Loss per share attributable to Class A and B common shareholders – basic and diluted	(0.03)	(0.00)

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share as there are no diluted shares.

13. Commitments and Contingencies

Other commitments

Other than the operating leases (Note 7), the Company did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2024 and December 31, 2023.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. As of June 30, 2024 and December 31, 2023, the Company was not a party to any material legal or administrative proceedings.

14. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Jiulong You	CEO of the Company’s significant operating subsidiary, Pinnacle Food Inc.
Li Xia Du	Chairman, Director, and substantial stockholder
Jing Yang Zhao	Daughter of Li Xia Du, substantial stockholder
Bing Zhao	Husband of Li Xia Du
Yongsheng Zhao	Father of Bing Zhao
Steel Magnolia Investment Ltd	A company wholly-owned by Li Xia Du
Kowloon Investment Holding Limited	A company wholly-owned by Jiulong You
Austin Sigouin	stockholder
Marianne Sigouin	stockholder
Lu Jia Liu	stockholder
Dunruo Zhu	stockholder
Crestwell Development Limited	stockholder
Jiane Xu	stockholder
Binxin Limited	stockholder

PINNACLE FOOD GROUP LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Related Party Transactions and Balances (cont.)

Related Party transactions

The Company had the following related party transactions:

(i)     During the six months ended June 30, 2024, the Company’s related party, Ms. Du, advanced an aggregate of US$247,184 (June 30, 2023: US$35,667) to support the Company’s working capital needs.

(ii)    During the six months ended June 30, 2024, the Company repaid Mr. Zhao US$30,244, which was a loan advanced by Mr. Zhao prior to 2022 to support the Company’s working capital needs.

(iii)   Steel Magnolia Investment Ltd, the landlord of one of the Company’s operating leases, is owned by Ms. Du. During the six months ended June 30, 2024, US$17,383 of lease expense (Jun 30, 2023: US$22,975) was recorded in general and administrative expenses. The aggregate lease liability associated with that operating lease as of June 30, 2024 was US$140,405 (December 31, 2023: US$153,956) (refer to Note 6).

Due to related party balance

The Company’s balances due to related parties as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
	US$	US$
Yongsheng Zhao	—	30,243
Li Xia Du	558,124	310,941
Total	558,124	341,184

The amounts due to related parties as of June 30, 2024 and December 31, 2023 are unsecured, interest-free, and are due on demand.

15. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2024, through the date the consolidated financial statements were available to issue, and concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements other than the ones below:

•        On July 29, 2024, Ms. Du transferred all of her 2,999,000 Class B preferred shares of PFAI to the Company in exchange for 2,999,000 Class E preferred shares of PFAI.

•        In July 2024, the Company received the US$800,000 from the investors for the subscription receivable in relation to the 400,000 Class A common shares issued on May 21, 2024 (refer to Note 10).

Until [*], 2024, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[*] Class A Common Shares

Pinnacle Food Group Limited

Craft Capital Management LLC

Prospectus dated [*], 2024

PART II

Information Not Required In Prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will be in effect immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts,, other than by reason of such person’s own dishonesty or fraud

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of the underwriter and its affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued an aggregate of 902,205,000 Class A Common Shares, of which 2,205,000 remain issued and outstanding as at the date of this prospectus, as described below:

In February 2024, we issued 900,000,000 Class Common A shares to Li Xia Du (“Ms. Du”). Ms. Du subsequently surrendered the 900,000,000 Class A Common shares to our company for nil consideration.

In February 2024, we issued an aggregate of 855,000 Class A Common Shares to three non-US investors for an aggregate consideration of $42.75.

In March 2024, we issued an aggregate of 950,000 Class A Common Shares to seven non-U.S. investors for an aggregate consideration of $1 million.

In May 2024, we issued an aggregate of 400,000 Class A Common Shares to two [non-U.S.] investors for an aggregate consideration of $800,000.

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2), or (b) under Regulation S promulgated under the Securities Act in that the offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Pinnacle Food Group Limited
Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant
4.1*	Registrant’s Specimen Certificate for Class A Common Shares
5.1*	Opinion of Conyers Dill & Pearman LLP regarding the validity of the Class A Common Shares being registered
8.1*	Opinion of Conyers Dill & Pearman LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of DLA Piper (Canada) LLP regarding certain Canadian tax matters (included in Exhibit 99.2)
10.1*	Form of Director Agreement with Yunhao Chen
10.2**	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated March 1, 2021
10.3**#	Employment Contract between the Registrant and Bing Zhao dated January 1, 2022
10.4**#

English translation of Technical Development and Hardware Integration Service Cooperation Agreement among the Registrant, Ganghua Weijia Investment Limited and Shanghai E-shine Tel Limited dated March 15, 2023

10.5**#	English translation of Design, Mold and Patent Commission Agreement between the Registrant and Shenzhen Banjia Technology Company dated April 30, 2023
10.6**	Distributor Agreement between the Registrant and Billions Trading Company Limited dated November 21, 2023
10.6.1**	Supplementary Agreement (I) to Distributor Agreement between the Registrant and Billions Trading Company Limited dated March 16, 2024
10.7**	Commercial Lease Agreement between the Registrant and Steel Magnolia Investment Ltd. dated January 1, 2024
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of ZH CPA, LLC, Independent Registered Public Accounting Firm
23.2*	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)
23.3*	Consent of DLA Piper (Canada) LLP (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of DLA Piper (Canada) LLP regarding certain Canadian law matters
99.3*	Consent of Yunhao Chen
107*	Filing Fee Table

____________

*        To be filed by amendment.

**      Filed herewith.

#        Certain portions of this exhibit have been redacted or omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canada, on [*], 2024.

Pinnacle Food Group Limited
By:
Name:	Jiulong You
Title:	Chief Executive and Interim Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of [*] and [*] as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A Common Shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive and Interim Chief Financial	[*], 2024
Name: Jiulong You	Officer (principal executive and financial officer)
	Director and Chairman of the Board	[*], 2024
Name: Li Xia Du
	Chief Operating Officer	[*], 2024
Name: Cuihang Yu
	Chief Data Officer	[*], 2024
Name: Xuesong Pang
	Independent Director	[*], 2024
Name: Yinglu Qi
	Independent Director	[*], 2024
Name: Lin Chen

Signature of Authorized Representative in the United States

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Pinnacle Food Group Limited, has signed this registration statement or amendment thereto in Newark, Delaware, United States on [*], 2024.

Puglisi & Associates
By:
Name:	Donald J. Puglisi
Title:	Managing Director